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REGISTRANT'S NAME Coca Cola Amatil

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APR 23 2007

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DAT : 4/19/07



a new formula for success

CCA Annual Report 2006


250 mL
Coca-Cola
JIM BEAM
zero
zero
MOUNT FRANKLIN
PERONI
NASTRO AZZURRO
SPC
Brekky Fruit
ISOTONIC


MOUNT FRANKLIN
PERONI
SPC
Brekky Fruit
PERONI
NASTRO AZZURRO
Sweet As
L&P
LEMON & PAEROA
SUGAR FREE
Minute
Maid
zero
SOUR MASH
STRENGTH
Kentucky Straight Bourbon Whiskey &
Cola

Annual General Meeting

Annual General Meeting will be held on Tuesday, 8 May 2007 at 10am at the City Recital Hall, Angel Place (Pitt Street entrance), Sydney.

Coca-Cola Amatil Limited

ABN 26 004 139 397


zero

About CCA

CCA is the largest non-alcoholic beverage company in the Asia-Pacific region and one of the world's top five Coca-Cola bottlers. CCA operates across 6 countries – Australia, New Zealand, Indonesia, South Korea, Fiji and Papua New Guinea. In the past 5 years CCA has diversified its portfolio of products to include water, sports drinks, fruit juices, coffee, ready-to-drink teas and packaged ready-to-eat fruit and vegetable products. In August 2006, CCA established a joint venture with SABMiller, the world's second largest brewer, to distribute SABMiller's premium beer brands into Australia. CCA will also sell and distribute the brands of premium spirits distributor Maxxium from April 2007.


SOUTH
KOREA
PAPUA NEW GUINEA
INDONESIA
FIJI
AUSTRALIA
NEW
ZEALAND

Carbonated Beverages

Brand Portfolio

Carbonated beverages represent 77% of CCA's volumes, with major brands including Coca-Cola, Diet Coke, Coca-Cola Zero, Fanta, Sprite and Deep Spring. In 2006, CCA launched Coca-Cola Zero which has been a phenomenal success capturing 13% of the Australian cola category in just 12 months, establishing a major new segment in the Australian beverage marketplace.


Sprite
Sprite
DEEP SPRING
Lemonade

Increase in Australian Coca-Cola trademark revenue

▲

9%

In 2006, trademark Coca-Cola revenue grew by 9% in Australia, driven by the success of Coca-Cola Zero. Market share of the cola category in foodstores grew from 75% to 77%.

Shift to non-sugar Coca-Cola (Australian volume)


Non-sugar
Sugar
20%
80%
34%
66%
2001
2006


1L ICE COLD
Coca-Cola
1 LITRE
Coke
zero

Non-Carbonated Beverages

Brand Portfolio

Non-carbonated beverages represent 23% of CCA's volumes and have been growing strongly as consumers increasingly demand a greater choice of healthier beverage options. In 2006, CCA launched a number of major new products including Powerade Isotonic, Pumped, Goulburn Valley juice and Minute Maid flavour extensions.


MOUNT FRANKLIN
POWERADE
ICE TEA
Isotonik


NEW
POWERADE
ISOTONIC
LEMON FIX
pumped
750 mL
Goulburn Valley
1 LITRE

Increase in non-carbonated beverage volume in Australia

▲ **9%**

CCA's non-carbonated expansion strategy continues to gain momentum with volumes growing 9% in Australia in 2006 and now accounting for 23% of total beverage volumes.

Mix shift to non-carbonated beverages (volume)

■ Carbonated Beverages ■ Non-carbonated Beverages


10%
90%
2001
23%
77%
2006

Premium Alcoholic Beverages

Brand Portfolio

CCA has expanded its beverage portfolio into premium alcoholic beverages with exclusive sales and distribution agreements with SABMiller and Maxxium Australia. The major brands include premium imported beers – Peroni Nastro Azzurro, Miller Genuine Draft and Pilsner Urquell – and premium imported spirits – Jim Beam, Canadian Club, Remy Martin, Cointreau, The Famous Grouse and ABSOLUT VODKA.



MGD
Miller
Canadian Club
COINTREAU
Sauza
GALLIANO
ABSOLUT CUT

Jim Beam, a 200 year old American bourbon, is the world's best-selling bourbon. It is the

no. 1 spirit

brand in Australia, with 9.5% volume share.

ABSOLUT VODKA is Australia's most preferred vodka brand.

Peroni Nastro Azzurro has been brewed in Italy to the original recipe,

since 1963.



PERONI
NASTRO AZZURRO
BIRRA SUPERIORE
THE WORLD'S FINEST BOURBON
Genuine
JIM BEAM
SOUR MASH
AND
Cola
375 mL
ABSOLUT
Country of Sweden
VODKA
40% ALC./VOL. (80 PROOF) 700 ML.
IMPORTED

Packaged Fruit and Vegetables

Brand Portfolio

CCA's product range includes the premium packaged fruit and vegetable brands SPC, Ardmona, Goulburn Valley, IXL and Taylors. The core product range is deciduous fruit (pears, peaches, apricots, plums and apples), baked beans and spaghetti, tomatoes and spreads. Continued investment in product innovation and marketing ensures that the rich tradition behind these brands is maintained.



Goulburn Valley
Two Fruits
SPC
Beetroot
Goulburn Valley
Diced Peach
4 pack
SPC
Baked beans
rich tomato
Ardmona
Chopped Tomatoes
No Added Salt

IXL launched IXL Spreadables – spreads made from real vegetables.

Goulburn Valley 220gm Fruit Snacks with Spoon Singles were launched into the convenience and petroleum channel, and are now available in

1600 outlets.



Ardmona
RICH & THICK
PIZZA
SAUCE
EASY SQUEEZE
SPC
Diced
Tomatoes
Basil & Oregano
Goulburn Valley
Two fruits
with Spoon
IXL
Spreadables

Packaging innovation in our tomato range included the introduction of Ardmona Rich & Thick pizza sauce in a squeezable bottle, and

4 new

SPC brand tomato products in tetra packs.

Chairman's Report

Coca-Cola Amatil delivered a solid net profit result for 2006, a year of significant increases in commodity driven input costs. Over the past four years, CCA has delivered average net profit after tax growth of 12.0% per annum (before significant items), underpinning the 15.1% per annum average increase in dividends paid to shareholders over that period.

CCA delivered a net profit this year of $323.5 million, before significant items, up 0.9% on last year. Total trading revenue grew 8.2% to $4,353.1 million and earnings before interest and tax (EBIT) grew 1.7% to $580.5 million, before significant items. This was a solid financial result in a challenging year for CCA where increases in commodity input costs drove the cost of goods sold in the beverage business up by an unprecedented $151.9 million.

The highlight for 2006 was the strong recovery in trading in the second half of the year. While the business recorded an earnings decline in the first half of the year, it regained momentum in the second half to deliver second half EBIT growth of 8.6%, before significant items. The improvement was delivered across the board with strong trading performances in Australia, New Zealand and Indonesia as strong revenue management and promotional discipline enabled the business to recover the commodity driven cost increases.

The business has also delivered another year of strong cash flow with free cash flow increasing by $130.3 million to $271.6 million. The significant increase was due to the strong operating performance in the second half which, combined with the proceeds from the sale of assets, more than offset the increased investment in capital projects as we develop our automated distribution facilities in Australia and New Zealand.

Details of CCA's 2006 performance and comments on future prospects are included in the reports that follow. I encourage you to read these reports.

Dividend

Our strong financial performance, combined with the confidence that CCA will continue to grow, enabled the Board to increase the final dividend to 18 cents a share, fully franked. This gives a total fully franked dividend for the year of 32.5 cents a share, a 3.2% increase on last year, representing a payout ratio of 75.4% of net profit, before significant items.

Corporate Governance

CCA has an ongoing commitment to transparency and good corporate governance. The Annual Report includes a number of statements on the robust corporate governance structure and risk management framework prevailing throughout CCA. CCA has always maintained a high level of corporate governance and we continue to refine our practices in this area each year.

The Coca-Cola Company

The Board is pleased with the strengthening of the relationship between CCA and The Coca-Cola Company (TCCC). TCCC holds 32% of the shares in CCA, and nominates two Non-Executive Directors of the current eight member Board. CCA's Related Party Committee, comprising the Independent Directors, reviewed all material transactions between CCA and TCCC in 2006 and is an important forum for dealing with governance issues.

Corporate Social Responsibility

CCA strongly supports social and environmental activities through its community and environmental programs. These programs help to sustain business performance by strengthening the communities in which we operate, improving business efficiency and developing relationships with stakeholders, and ultimately leading to increased shareholder returns. In 2006 we released our first sustainability report, Citizenship@CCA, measuring our achievements under four pillars – Environment, Marketplace, Workplace and Community. I encourage you to read this report which is available on our website www.ccamatil.com.

Employees

One of the underlying strengths of the Group is the quality of its people. Their commitment to CCA's core values underpins the results achieved this year.

On behalf of the Board, I would like to thank all employees for their special efforts and contributions in 2006.

David Gonski, AO
Chairman



David Gonski, AO
Chairman

1 Compound annual growth rate.
2 All 2002-2003 numbers prepared under the previous framework of Australian Accounting Standards (AGAAP). All 2004-2006 numbers prepared under Australian equivalents to International Financial Reporting Standards (AIFRS).

Year ended 31 December		2006	2005	Change
Trading revenue – beverages and food	($ million)	**4,353.1**	4,021.4	8.2%
Earnings before interest and tax, before significant items	($ million)	**580.5**	570.6	1.7%
EBIT margin	(%)	**13.3**	14.2	-0.9pts
Net profit, before significant items	($ million)	**323.5**	320.5	0.9%
Net profit	($ million)	**282.4**	320.5	-11.9%
Operating cash flow	($ million)	**468.4**	436.7	7.3%
Return on average capital employed	(%)	**16.3**	17.5	-1.2pts
Total capital employed	($ million)	**3,545.3**	3,557.5	-0.3%
Net debt to book equity	(%)	**141.1**	149.7	-8.6pts
Capital expenditure to revenue	(%)	**6.5**	7.5	-1.0pts
Earnings per share, before significant items	(cents)	**43.2**	43.3	-0.2%
Earnings per share	(cents)	**37.7**	43.3	-12.9%
Dividends per share	(cents)	**32.5**	31.5	3.2%

Earnings before interest and tax[2]

▲ **1.7%**


421.9
470.0
518.3
570.6
580.5
02
03
04
05
06

EBIT ($M) increased by 1.7% to $580.5 million in 2006 and has grown at an average of 8.3%[1] per annum since 2002.

Before significant items

Net profit[2]

▲ **0.9%**


205.5
238.8
274.3
320.5
323.5
02
03
04
05
06

Net profit ($M) grew 0.9% to $323.5 million in 2006 and has grown at an average of 12.0%[1] per annum since 2002.

Before significant items

Return on capital employed[2]

▼ **1.2pts**


8.8
10.2
21.6
17.5
16.3
02
03
04
05
06

ROCE (%) declined from 17.5% in 2005 to 16.3% in 2006.

Before significant items

Dividends per share

▲ **3.2%**


18.5
23.0
28.0
31.5
32.5
02
03
04
05
06

Annual dividends per share (cents) have grown by 75.7% since 2002, or an average of 15.1%[1] per annum.

Group Managing Director's Review of Operations

In 2006, CCA continued to invest in its non-alcoholic beverage portfolio through product and package innovation, backed by up-weighted marketing programmes, to further strengthen its consumer franchise and brand leadership during this period of increased commodity input costs.

The highlight for the year has been the outstanding success of several new product launches led by Coca-Cola Zero, which has been the biggest beverage launch for CCA in 22 years, and an exceptional opportunity for the business to develop a major new segment.

In the 12 months since its Australian launch, Coca-Cola Zero has captured 13% of the cola category, with CCA's total cola market share growing from 75% to 77% in foodstores. Coca-Cola Zero is already tracking above 75% of Diet Coke monthly volumes, which is well ahead of expectations.

Coca-Cola trademark products have been supported by the introduction of slim line cans and the 385ml screw top glass bottle into the route trade, helping boost overall brand Coca-Cola revenue by 9% in 2006.

New product launches in the non-carbonated beverage segment, including Powerade Isotonic, Pumped and Goulburn Valley juice have all exceeded expectations and have established a very solid platform for volume and value growth in 2007.

2006 Review

CCA's 2006 profit result has benefited from improved operational performance in the second half where EBIT grew by 8.6%. The second half trading was driven by the continued strong uptake of new products, pricing improvements as well as market share gains, particularly in Australia.

Australia achieved annual volume growth of 3.0% with solid revenue growth of 7.7%, driven by the successful launch of Coca-Cola Zero, Powerade Isotonic, Pumped and Goulburn Valley juice as well as the continued growth of water brands Mount Franklin and Pump. The second half performance was particularly pleasing and a significant improvement on the first half with revenue growth of 8.9%, a result of solid price recovery and a stronger market position. A $25.5 million write down was taken on assets including IT systems and vending machines in the second half, in order to drive faster execution of strategic priorities for the business in 2007. This reduced second half EBIT growth from 16.7% to 5.0%.

New Zealand & Fiji – In local currency, New Zealand EBIT was broadly flat for the year. After an earnings decline in the first half, second half trading improved significantly with local currency EBIT increasing by close to 15%. Coca-Cola Zero continues to perform well, outselling Diet Coke since

Share price – relative performance



Coca-Cola Amatil
S&P ASX 100 Industrials
220
200
180
160
140
120
100
80
60
2001
2002
2003
2004
2005
2006
2007

CCA's share price and the S&P ASX 100 Industrials Index have been indexed to 100 from 1 January 2001 to 28 February 2007 to allow meaningful comparison.



Terry Davis
Group Managing Director

September and the launch of Powerade Isotonic has exceeded expectations. Fiji experienced a small decline in earnings for the year as a result of reduced consumer demand following political unrest in the country.

South Korea – The South Korean business delivered an improvement in underlying earnings for 2006, delivering earnings of $18.0 million after reporting a loss of $9.2 million in 2005. The earnings result excludes the costs directly incurred as a consequence of an extortion attempt in July 2006. The improved full year result was a combination of better revenue management, successful new product launches, and the cost reduction benefits from the early retirement plan which was completed in April 2006. The result also included the benefits of a $7.5 million profit on the sale of properties in the second half as a result of the continued asset reduction program in South Korea.

Indonesia & PNG – The region experienced a significant turnaround in profitability in the second half to deliver a full year EBIT of $17.6 million after reporting a loss of $11.6 million in the first half. The combination of better price realisation, improved trading conditions and a recovery in the economy resulted in second half earnings for Indonesia & PNG of $29.2 million, only marginally behind the record $30.6 million result achieved for the 2005 second half.

SPC Ardmona – The business delivered a strong result generating EBIT of $46.2 million which was ahead of expectations. The highlights were the continued strong performance of the fruit snacks business and strong growth of the international sales of product sourced from the Spain and Thailand facilities. Overall, the business achieved solid recovery of tin plate driven cost of goods increases despite higher levels of price competition in Australia from imported tinned products.

Costs and Insurance Claim Associated with South Korean Extortion

As mentioned above, CCA's South Korean operation was subject to an extortion attempt in July 2006. This resulted in a product recall of our major brand Coca-Cola and a subsequent loss of volume in the second half.

CCA is covered by an insurance policy for the reimbursement of product recall costs, brand rehabilitation costs and loss of gross profit incurred in excess of CCA's US$7.0 million deductible. The policy covers CCA for a 12 month period from the date of the extortion.

For the six months to December 2006, CCA reported $14.9 million in brand rehabilitation and product recall costs associated with the extortion. In addition, an interim payment for the insurance claim of $1.0 million was received in

Revenue split


Carbonated beverages
Non-carbonated beverages
Food
100
80
60
40
20
0
5%
95%
10%
22%
68%
2001
2006

CCA's expansion into non-carbonated beverages and food

By broadening its brand portfolio, CCA has grown its non-carbonated beverage business into bottled water, juice, sports drinks, coffee, ready-to-drink tea, and expanded into packaged ready-to-eat fruit and vegetable products.

Since 2001, revenue generated from non-carbonated beverages and food has grown from 5% to 32% of total revenue in 2006. Combined with strong cost discipline, EBIT margins have grown from 11.4% to 13.3% over that period.

December 2006. These amounts have all been included as significant items for 2006. Any further brand rehabilitation costs which may be incurred and offsetting insurance proceeds will be recognised as significant items in 2007.

Insurance proceeds relating to the loss of gross profit, a result of volume losses since the extortion, will be recognised upon receipt. This is expected to be finalised no later than the second half of 2007 and insurance proceeds will be recorded as a credit to significant items.

Entry into Premium Alcohol Segment

In 2006, CCA expanded into the distribution of alcoholic beverages, forming a joint venture company with the world's second largest brewer SABMiller to sell premium beer Peroni Nastro Azzurro, Miller Genuine Draft and Pilsner Urquell in the Australian market. CCA also entered into an agreement with Jim Beam to manufacture Jim Beam & Cola, Australia's biggest selling alcoholic ready-to-drink beverage, and with spirits distributor Maxxium Australia to sell and distribute its product range. Maxxium's products include ABSOLUT VODKA, Remy Martin, Jim Beam and Cointreau.

CCA commenced distribution of beer in November 2006 and is on track to commence the manufacture of Jim Beam & Cola and sale and distribution of the Maxxium range in April 2007.

2007 Strategic Review

As part of the next three year business planning process, CCA is undertaking a strategic review of the business across all geographic locations. The review will establish the priorities for the business over the next three years with the detail of outcomes and priorities to be announced on 18 April 2007.

Capital Management

CCA's priorities for using its cash flow are to reinvest in value-adding growth opportunities and to pay out a high portion of profits to shareholders as dividends. The most significant use of cash over the next three years will be in the construction of automated warehouses in Sydney and Auckland for around $160 million. The success of CCA's first automated warehouse in Mentone in Victoria underpins our confidence that these investments will materially improve customer service levels while generating cost savings for CCA.

CCA is committed to maintaining the high dividend payout ratio. The current payout ratio of 75.4% of net profit, before significant items, is within the target payout range of 70% to 80%.

Our People

It is important that we recognise the efforts of more than 18,000 people who are the foundation of CCA. They have been integral in delivering this year's performance and positioning the Company to meet our future goals and aspirations. Our people are the face of our Company and our success would not be possible without their passion, commitment and dedication.

2007 Outlook

In 2006, the core focus for CCA was to recover commodity driven cost increases. This was successfully achieved throughout the second half of 2006 by successful execution of stronger revenue management initiatives. As a result, Group EBIT margins in the second half increased to a strong 14.3%, up from 14.2% in the second half of 2005.

We believe we have weathered the peak in commodity cost input increases. The business has experienced good price realisation in the year to date and as a result, we feel confident of an improved EBIT result in 2007. There will still be commodity driven cost increases in 2007 so the priority for this year will continue to be price realisation through higher levels of innovation backed by outstanding in-market execution.

Terry Davis
Group Managing Director

Five Year Financial Performance Summary

	$AUD	2006[1]	2005[1]	2004[1]	2003[1]	2002[1]
Volume – unit cases	million	**630.4**	639.1	626.4	599.7	603.3
Trading Revenue – Beverages	$ million	**3,923.7**	3669.5	3,450.1	3,357.1	3,432.6
Trading Revenue – Food	$ million	**429.4**	351.9	–	–	–
EBIT[2]	$ million	**580.5**	570.6	518.3	470.0	421.9
EBIT Margin[2]	%	**13.3**	14.2	15.0	14.0	12.3
Operating Cash Flow	$ million	**468.4**	436.7	381.0	384.3	389.2
Capital Expenditure to Revenue[3]	%	**6.5**	7.5	6.1	4.8	2.8
Return on Average Capital Employed[2]	%	**16.3**	17.5	21.6	10.2	8.8
CCA Group						
Net Profit[2]	$ million	**323.5**	320.5	274.3	238.8	205.5
Significant Items (net of tax)	$ million	**41.1**	–	2.3	-44.6	4.0
Net Profit	$ million	**282.4**	320.5	276.6	194.2	209.5
Gearing Ratios						
EBIT Interest Cover[2]	times	**4.0**	4.1	4.7	4.1	3.2
Net Debt to Equity	%	**141.1**	149.7	164.8	54.1	46.0
Balance Sheet						
Net Debt	$ million	**2,074.6**	2,132.7	1,536.8	1,579.5	1,478.6
Equity	$ million	**1,470.7**	1,424.8	932.5	2,921.7	3,215.2
Capital Employed (year end)	$ million	**3,545.3**	3,557.5	2,469.3	4,501.2	4,693.8
Per Share Information						
Earnings per share – before significant Items	cents	**43.2**	43.3	39.0	34.3	29.8
Earnings per share	cents	**37.7**	43.3	39.3	27.9	30.4
Dividends per share	cents	**32.5**	31.5	28.0	23.0	18.5
Level of franking – Final	%	**100**	100	100	75	50
– Interim	%	**100**	100	100	50	50

1 For 2004 - 2006 the financial information has been prepared under Australian equivalents to International Financial Reporting Standards (AIFRS), and for the years prior to 2004 the financial information has been prepared under the previous framework of Australian Accounting Standards (AGAAP).

2 Before significant items.

3 2004 - 2006 capital expenditure includes purchases of returnable containers owing to a change in accounting policy in 2004, whereby returnable containers were reclassified from inventories to property, plant and equipment. 2003 and prior years have not been restated for this change.

Key Business Drivers

The organisation remains focused on growing per capita consumption of its beverage and food brands in each of its markets. To achieve this outcome, CCA concentrates on the successful execution of five key business drivers:

1. Grow our share of consumption of non-alcoholic beverages
2. Develop a material presence in premium alcoholic beverages
3. Grow our customer relationship capabilities
4. Develop world class operating systems
5. Ensure the sustainability of our business platform

Grow our share of consumption of non-alcoholic beverages

CCA is continuously expanding its product and package offering to bring sizzle to categories and excitement to our consumers. We aim to drive increased share of category value and improve brand presence through continuous product and package innovation.

2006 Review

In 2006, CCA added a number of exciting new products to its brand portfolio. The highlight for the year has undoubtedly been the outstanding success of Coca-Cola Zero into many of our markets.

Australia and New Zealand

Coca-Cola Zero has been the biggest beverage launch for CCA in 22 years, and an exceptional opportunity for the business to develop a major new segment.

In the 12 months since its Australian launch, Coca-Cola Zero has captured 13% of the cola category, with CCA's total cola market share in foodstores growing from 75% to 77%. Coca-Cola Zero is already tracking above 75% of Diet Coke monthly volumes, which is well ahead of expectations.

In New Zealand, Coca-Cola Zero has been outselling Diet Coke since September and non-sugar cola volumes have grown by 24% in 2006 and now represent around 34% of cola volumes.

Coca-Cola trademark products have been supported by the introduction of slim line cans and the 385ml screw top glass bottle into the route trade in Australia.

The second big launch for the year was the new improved formulation Powerade Isotonic. Isotonic has cemented Powerade's leadership position in the Australian sports drink market, growing volumes by over 25% in 2006 and increasing market share from 52% to over 59%.

CCA also launched Pumped, pure water with added flavour and minerals, which are already the number one and two functional flavoured waters, driving Pump volumes up over 20% in Australia in the second half of 2006.

And lastly, we launched Goulburn Valley juice in Australia, leveraging the Goulburn Valley brand name into the beverage category with a new brand of premium chilled juice. The response from customers and consumers has been very encouraging and the value of the history and heritage of the Goulburn Valley brand has enabled us to achieve attractive returns.

Indonesia

Powerade Isotonik was also successfully launched in Indonesia. Available in 330ml cans and 500ml PET bottles and two flavours grapefruit-lemon and orange, sales exceeded 1 million unit cases.

South Korea

The launch of Haru Green Tea was a highlight for the South Korean business, performing exceptionally well with sales above expectations.


zero


NEW
POWERADE
ISOTONIC
Coca-Cola
Goulburn Valley
pumped

Develop a material presence in premium alcoholic beverages

In 2006, CCA expanded its beverage portfolio into the alcoholic beverage market by entering into exclusive agreements to distribute premium imported beers and spirits into the Australian market. The move into premium alcoholic beverages is a natural extension for CCA, enabling the business to leverage its core competencies in sales, customer service and beverage distribution.

2006 review

2006 was an exciting year for CCA with the signing of three exclusive distribution and manufacturing agreements in the alcoholic beverages category.

Firstly, in August CCA formed a joint venture – Pacific Beverages Pty Ltd – with SABMiller plc, the world's second largest brewer to sell and distribute imported premium beer – Peroni Nastro Azzurro, Miller Genuine Draft and Pilsner Urquell – in Australia. SABMiller will produce the beer and provide marketing expertise, while CCA will utilise its comprehensive sales and distribution infrastructure to sell and distribute the premium beer brands.

Pacific Beverages started distribution of its beers across Australia in November.

Secondly, in November Pacific Beverages entered into an exclusive agreement with global premium spirits distributor Maxxium to sell and distribute its premium spirit portfolio in Australia.

Maxxium's major brands include Jim Beam, Canadian Club, Remy Martin, Cointreau, The Famous Grouse and ABSOLUT VODKA.

And lastly, CCA has entered into an exclusive agreement with Maxxium shareholder, Beam Global Spirits & Wine Australia to manufacture its alcoholic ready-to-drink (ARTD) beverages, including Australia's most popular ARTD, Jim Beam & Cola. Pacific Beverages will sell and distribute the Beam & Global Spirits & Wine ARTDs. The Beam Global Spirits & Wine ARTD brands will be produced at CCA's facility in Adelaide and it is expected that supply will commence in April 2007.

In addition, Maxxium Australia's sales force will be integrated into CCA's existing sales force, further enhancing its scale and reach.


PERONI
NASTRO AZZURRO


MGD
Miller
GENUINE DRA
JIM BEAM
LONG BLACK
THE FAMOUS GROUSE
level.
VODKA

3 Grow our customer relationship capabilities

CCA's commitment to our customers saw us implement a number of innovative initiatives, ranging from new technology, employee and customer engagement programs as well as expanded cold drink distribution capability.

2006 review

Coca-Cola Zero Market Impact Team (MIT)

Coca-Cola Zero was the biggest beverage product launch for 22 years in the Australian market. CCA and The Coca-Cola Company were galvanised with over 1,000 local and international employees coming together to support the launch. Underpinned by an $18 million launch campaign including an integrated media program, accelerated cooler placements and extensive in-field merchandising, the launch of Coca-Cola Zero far exceeded CCA's expectations. The Coca-Cola Zero launch was truly world class and cemented CCA's position as a leader of innovation in the global Coca-Cola System.

Adopt-A-Store

Under the Adopt-A-Store program office employees volunteered to fill shelves and top up displays in their local supermarket during the busy period leading up to Christmas, a particularly important time for the Grocery channel. Employees adopted a local store as their own to ensure shelves and fridges were fully stocked. While our distribution system is world class and we have no trouble getting product to the stores, the challenge is for our customers to get it onto the shelves quickly to constantly replenish the stock. The Adopt-A-Store program ensured there was plenty of product available for consumers during the crucial pre-Christmas period.

Information Technology for our Sales Force

CCA has developed custom software for its team of some 800 business development representatives (BDRs) and sales merchandisers that helps them successfully manage and grow our business. These new tools allow our field staff to plan their weekly visiting schedule as well as their daily tasks, and improves communication with our customer service staff in our customer contact centre and regional offices with wireless connectivity. CCA also upgraded the fleet of laptop PCs used by the BDRs by investing in enhanced hardware. The new laptops have dramatically reduced the PC failure rate for field staff.

Chilled Juice Distribution

In July 2006, CCA launched a new brand of premium chilled juice under the Goulburn Valley brand, which is distributed through all major supermarket chains as well as through cold chain delivery vans to route customers in Queensland, South Australia, Victoria and Western Australia. A new cold chain distribution system for New South Wales was set up in December to allow for distribution in the Sydney metropolitan area.

In January 2006, the Coca-Cola Zero MIT resulted in:

Over **4.8 million** unit cases sold

Over **50,000** outlets visited

Over **500,000** pieces of point of sale material

Placement of **2,000** health & well-being coolers

Overall brand Coca-Cola grew revenue by **9%** in 2006


GoulburnValley





4 Key Business Driver
Develop world class operating systems

CCA is continuously developing its infrastructure and operating systems to improve efficiency, reduce operating costs and improve responsiveness to customers.

2006 Review

Northmead

CCA will build two new distribution centres and expand its manufacturing operations in a "twinned" project at two sites, Eastern Creek and Northmead in NSW, in what will be one of the biggest investments by a food and beverage manufacturing company in Australia for many years.

At Eastern Creek, a new automated distribution centre, utilising state-of-the-art systems, alternative energy technology and rainwater harvesting systems, will be built at a cost of approximately $90 million.

At Northmead, the 35 year old existing site will be revitalised at a cost of $110 million to accommodate a new automated distribution centre and a new manufacturing production line. Completion is expected in 2008.

SPC Ardmona Warehouse

In November 2006, a new $15 million SPCA National Distribution Centre (NDC) in Shepparton was completed. The facility consolidated the number of SPCA offsite warehouses from 12 to two, resulting in both improved customer service and operational savings.

The NDC boasts a state-of-the-art high tech computer controlled warehouse management system which will achieve higher levels of accuracy in customer orders. The system will minimise problems with out of stocks and is expected to deliver savings of $2 million per annum.

Systems Integration

CCA plans to undertake a major base technology system upgrade in collaboration with The Coca-Cola Company and other major Coca-Cola bottlers to create a new global technology platform. This platform will provide:

- Better information for management decision making;
- Improved customer service;
- Shared services opportunities;
- Improved acquisition integration; and
- Reduced IT complexity.

Implementation is planned to commence in 2008.

Handheld Terminals

In Australia, CCA has been progressively introducing handheld terminals (HHTs) across its route distribution network to improve the infield delivery process. The rollout of over 250 HHTs nationally has provided faster and more accurate generation of delivery documentation from the field as well as assisting in resolving payment issues and settlement variances. In addition, the introduction of HHTs has allowed CCA to obtain highly valuable delivery metrics that are being used to improve customer service levels and reduce delivery costs.

Right: An artists' impression of the new state-of-the-art automated distribution centre at Eastern Creek, New South Wales.

Below: The official opening of the new SPC Ardmona $15 million National Distribution Centre in Shepparton, Victoria.





5 Key Business Driver
Ensuring the sustainability of our business platform

Being a responsible and respected corporate citizen is an essential part of business and we are determined that CCA will go on creating wealth, improvements and opportunities for our stakeholders in a sustainable way.

2006 Review

Environment

CCA submitted Water Savings Action plans to Australian state governments and made significant water savings with "dry lube" technology, recycling and employee education. In Australia, we achieved an average water use ratio of 1.55 litres per finished beverage litre for the production of all our products. This compares to the average for other Coca-Cola system bottlers around the world of 2.6 litres.

Other achievements were:

- Opened another public place recycling station at Luna Park, Sydney;
- New lightweight cardboard tray packaging was trialled;
- With The Coca-Cola Company we partnered with Landcare Australia to restore the ecosystems around our operations; and
- Awarded Sydney Water "Every Drop Counts" joint winner, Innovation category.

Social Responsibility

CCA's community philanthropy totalled approximately $4 million – or 1% of CCA's pre-tax profit. Through The Coca-Cola Australia Foundation, CCA and TCCC provided $1 million towards community programs designed to assist disadvantaged youth. These included the Australian Literacy and Numeracy Foundation, the Rugby Youth Foundation and Beyond Empathy.

Other significant initiatives include:

- Expanded HIV/AIDS programs in Papua New Guinea;
- SPC Ardmona launched a $1.75 million water fund for drought-stricken farmers in the Goulburn Valley; and
- Mount Franklin pledged $100,000 each year for three years to the National Breast Cancer Foundation for breast cancer research.

Workplace

In 2006, CCA workplaces became safer after a drive to reduce injuries across all of our businesses.

Organisation capability review programs to drive succession planning continued. In Australia, two diversity workshops for high-potential female employees were held to create a forum for discussion around career issues, achieving work/life balance and networking.

Marketplace

Diversification of the product portfolio and reduction in the total energy density of beverages continued. Smaller sized serving portions of Coca-Cola trademark brands were introduced. Australian sales of Coca-Cola with no sugar (Diet Coke and Coca-Cola Zero) reached 34% of volume, up from around 20% in 2000. Front of can "thumbnail" labels showing dietary intake and kilojoule count were initiated. In New Zealand, CCA worked with the government to phase out sugar carbonated beverages in schools.



CCA's inaugural sustainability report Citizenship@CCA is available on our website at www.ccamatil.com





CCA at a Glance

CCA is the largest bottler of non-alcoholic ready-to-drink beverages in the Asia-Pacific region and one of the top five Coca-Cola bottlers in the world.

CCA employs more than 18,000 people and in non-alcoholic beverages has access to 283 million consumers through over 600,000 active customers.

Beverages – 90% of revenue

CCA operates in six countries – Australia, New Zealand, Fiji, South Korea, Indonesia and PNG.

Food – 10% of revenue

SPC Ardmona is the largest supplier of ready-to-eat fruit and vegetable products in Australia.

Broadening our beverage portfolio

Since 2001, non-carbonated beverages and food have grown from 5% to 32% of revenue and there is still considerable scope to increase our market share of these fast growing categories.

In the past 5 years CCA has diversified its portfolio of products to include water, sports drinks, fruit juices, coffee, ready-to-drink teas, packaged ready-to-eat fruit and vegetable products and premium alcoholic beverages.

We have delivered a solid pipeline of new products which has helped drive demand across our markets. 2006 has seen a step up in the quality of our new product offerings combined with exceptional launch execution.

1 CCA Group EBIT of $580.5 million included ($0.3) million of share of joint venture net losses not included in the above summary.

2 CCA Group capital employed of $3,545.3 million as at 31 December 2006 includes ($77.4) million of corporate capital employed not included in the above summary.

Australia

2006 Financial summary	A$m	% of CCA
Trading revenue	2,325.1	53
EBIT[1]	433.9	75
Capital employed[2]	1,434.2	40

Leading brands



CCA Market Share

Carbonated beverages
Key brands: Coke, Fanta, Sprite
Major competitor: Pepsi/Schweppes
Growth drivers: Non-sugar
Category growth (3 yrs): 0%


58%

Water
Key brands: Mt Franklin, Pump
Major competitor: P&N
Growth drivers:
Cold single serve packs
Category growth (3 yrs): 5.2%


27%

Juice
Key brands: Goulburn Valley
Major competitor: Berri
Growth drivers: Health & well being
Category growth (3 yrs): 2.9%


6%

Sports
Key brands: Powerade
Major competitor: Pepsi/Schweppes
Growth drivers: Health & well being
Category growth (3 yrs): 7.1%


57%

Energy
Key brands: Mother
Major competitor: Frucor
Growth drivers:
Product innovation & lifestyle
Category growth (3 yrs): 13.1%


5%

Market share data relates to the foodstores channel.

New Zealand & Fiji

2006 Financial summary	A$m	% of CCA
Trading revenue	416.3	10
EBIT[1]	65.1	11
Capital employed[2]	396.3	11

Leading brands



CCA Market Share (NZ)

Carbonated beverages
Key brands: Coke, Fanta, Sprite
Major competitor: Housebrands
Growth drivers: Non-sugar
Category growth (3 yrs): 5.3%


75%

Water
Key brands: Pump, Kiwi Blue
Major competitor: Frucor
Growth drivers: Health & well being
Category growth (3 yrs): 32.8%


36%

Juice
Key brands: Keri
Major competitor: Frucor
Growth drivers: Chilled juice
Category growth (3 yrs): 11.7%


19%

Sports
Key brands: Powerade
Major competitor: n/a
Growth drivers: Health & well being
Category growth (3 yrs): 18.6%


80%

Energy
Key brands: E2, Lift Plus
Major competitor: Frucor
Growth drivers:
Product innovation & lifestyle
Category growth (3 yrs): 25.3%


23%

Market share data relates to the grocery and petroleum channels.

South Korea

2006 Financial summary	A$m	% of CCA
Trading revenue	711.5	16
EBIT[1]	18.0	3
Capital employed[2]	699.1	19

Leading brands



CCA Market Share

Carbonated beverages

Key brands: Coke, Fanta, Kin

Major competitor: Lotte Chilsung/Haitai

Growth drivers: Non-sugar

Category growth (3 yrs): -7.9%

46%

Juice

Key brands: Minute Maid

Major competitor: Lotte Chilsung/Haitai

Growth drivers: Flavour extensions

Category growth (3 yrs): -4.2%

10%

Water

Key brands: Soonsoo

Major competitor: Nongshim/Lotte Chilsung

Growth drivers: Health & well being

Category growth (3 yrs): 2.6%

11%

Sports

Key brands: Powerade

Major competitor: Lotte Chilsung/Donga Otsca

Growth drivers: Flavour extensions

Category growth (3 yrs): -4.4%

18%

RTD Tea

Key brands: Haru

Major competitor: Namyang/Dongwon

Growth drivers: New product development

Category growth (3 yrs): 24.9%

9%

Market share data relates to hyper and supermarkets, mom and pop stores and convenience channels.

Indonesia & PNG

2006 Financial summary	A$m	% of CCA
Trading revenue	470.8	11
EBIT[1]	17.6	3
Capital employed[2]	252.3	7

Leading brands



CCA Market Share (Indonesia)

Carbonated beverages

Key brands: Sprite, Fanta, Coke

Major competitor: Pepsi

Growth drivers: New flavours and packs

Category growth (3 yrs): -2.0%

88%

RTD Tea

Key brands: Frestea

Major competitor: Sosro

Growth drivers: Green tea

Category growth (3 yrs): 6.0%

13%

Water

Key brands: Ades

Major competitor: Aqua

Growth drivers: Low availability of quality drinking water

Category growth (3 yrs): 9.0%

1%

Sports

Key brands: Powerade Isotonik

Major competitor: Pocari Sweat

Growth drivers: Health & well being

Category growth (3 yrs): 130.0%

6%

Market share data relates to all channels.

SPC Ardmona

2006 Financial summary	A$m	% of CCA
Trading revenue	429.4	10
EBIT[1]	46.2	8
Capital employed[2]	840.8	23

Leading brands


Ardmona
SPC

CCA Market Share

Canned fruit

Key brands: Goulburn Valley, SPC

Major competitor: Golden Circle

Growth drivers: Resealable fridge pack

Category growth (3 yrs): 11.7%

62%

Fruit snacks

Key brands: Goulburn Valley, SPC

Major competitor: n/a

Growth drivers: Health & well being

Category growth (3 yrs): 9.7%

88%

Spreads

Key brands: IXL

Major competitor: Cottees, St Dalfour

Growth drivers: Premium jams, reduced sugar

Category growth (3 yrs): 0.3%

26%

Tinned tomatoes

Key brands: Ardmona, SPC

Major competitor: Italian imports

Growth drivers: Value added products

Category growth (3 yrs): -0.8%

34%

Baked beans & spaghetti

Key brands: SPC

Major competitor: Heinz

Growth drivers: Nutrition, innovation

Category growth (3 yrs): 3.5%

25%

Business Review

Australia



Warwick White Managing Director, Australia
Nessa O'Sullivan Chief Financial Officer, Australia

The Australian business delivered a significant improvement in second half trading with revenue growth of 8.9% driven by the combination of volume growth of 2.6% and revenue per case improvement of 6.2%.

The highlight for the year has been the success of new products led by Coca-Cola Zero. Since the launch in January, Coke Zero has received outstanding consumer acceptance and very high levels of repeat purchase. As a result, CCA's market share of the cola category has grown from 75% to 77%[1].

Coca-Cola Zero sales are already achieving more than 75% of Diet Coke monthly volumes, which is well ahead of expectations and for 2006 Coke trademark revenue grew by a record 9%. Over the past 12 months there has been a significant shift in consumption from sugar cola to non-sugar cola. The non-sugar cola category grew by 36% in 2006 and the category now represents 34% of total cola volumes, up from around 20% in 2000.

CCA's non-carbonated beverages delivered strong volume growth of 9% and now account for 22% of CCA's Australian volumes. Growth was led by water, with Mount Franklin and Pump both growing volumes around 15%, with the launch of Powerade Isotonic in May driving Powerade volume growth of 25%.

For 2006, margins were impacted by the unprecedented increase in cost of goods sold (COGS), a result of higher commodity input costs, which saw COGS increase by close to $100 million. The 2006 Australian result includes a $13.4 million profit on the sale of its Eastern Creek property, which was recognised in the first half, offset by a $25.5 million write-down taken on assets including IT systems and vending machines in the second half. The impact of the $25.5 million write-downs reduced second half EBIT growth from 16.7% to 5.0%.

1 Source: AC Nielsen foodstore data

Year ended 31 December	2006	2005	Change
Trading revenue	**2,325.1**	**2,159.0**	**7.7%**
Revenue per unit case	$7.01	$6.70	4.6%
Volume (million unit cases)	331.5	322.0	3.0%
EBIT ($ million)	**433.9**	**425.2**	**2.0%**
EBIT margin	**18.7%**	**19.7%**	**-1.0 pts**
Capital expenditure to revenue	**5.8%**	**7.9%**	–

Note: all 2002-2003 numbers prepared under AGAAP. All 2004-2006 numbers prepared under AIFRS.

Six successful new product launches in 2006 drove revenue growth of

7.7%


40%

Capital Employed

The Australian business represents 40% of CCA's capital employed.


1,776.8
1,882.9
2,041.6
2,159.0
2,325.1
02
03
04
05
06

Revenue $M

Revenue increased 7.7% in 2006 and has increased at a CAGR[2] of 7.0% since 2002.

2 Compound annual growth rate


281.4
355.1
404.2
425.2
433.9
02
03
04
05
06

EBIT[1] $M

Earnings increased 2.0% in 2006 and have increased at a CAGR[2] of 11.4% since 2002.

1 Before significant items
2 Compound annual growth rate

New Zealand & Fiji



George Adams (left) Managing Director, New Zealand & Fiji
Craig Richardson (right) Chief Financial Officer, New Zealand & Fiji

New Zealand

The New Zealand operation delivered a substantial improvement in earnings in the second half, with local currency EBIT growing by close to 15%. For the full year, the New Zealand business reported EBIT broadly in line with 2005 in local currency after reporting a decline in earnings in the first half. Australian dollar declines in revenue, revenue per unit case and EBIT reflect the translation impact of the depreciation in the New Zealand dollar over the period.

As with Australia, the focus in New Zealand has been on the recovery of COGS increases, with price increases in February and November driving local currency revenue per case increases of over 5% for 2006. While volumes declined in the first half, the second half experienced volume growth.

The highlight for 2006 was the successful launch of Coca-Cola Zero in New Zealand. Coca-Cola Zero has been outselling Diet Coke since September and non-sugar cola volumes have grown by 24% in 2006 and now represent around 34% of cola volumes.

CCA's water and sports categories continue to perform well with Kiwi Blue and Powerade both growing volume by more than 20%. The juice category continues improve in profitability.

While volumes declined in 2006, a more rational competitive and pricing environment saw the category return to profitability.

For 2006, the New Zealand result included approximately $5 million of costs incurred in the first half relating to write-off of facilities in preparation for the automated warehousing development and obsolete inventory.

Fiji

Fiji experienced a small decline in earnings for the year as a result of reduced consumer demand following political unrest in the country and the civil unrest in Tonga which is supplied from Fiji.

Year ended 31 December	2006	2005	Change
Trading revenue	**416.3**	**451.9**	**-7.9%**
Revenue per unit case	$6.34	$6.73	-5.9%
Volume (million unit cases)	65.7	67.1	-2.1%
EBIT ($ million)	**65.1**	**70.8**	**-8.1%**
EBIT margin	**15.6%**	**15.7%**	**-0.1 pts**
Capital expenditure to revenue	**14.0%**	**5.8%**	**-**

Note: all 2002-2003 numbers prepared under AGAAP. All 2004-2006 numbers prepared under AIFRS.



11%

Capital Employed

New Zealand & Fiji represent 11% of CCA's capital employed.



322.2
411.2
427.2
451.9
416.3
02
03
04
05
06

Revenue $M

Revenue decreased 7.9% in 2006 but has increased at a CAGR[2] of 6.6% since 2002.

2 Compound annual growth rate



54.3
75.1
80.8
70.8
65.1
02
03
04
05
06

EBIT[1] $M

Earnings decreased 8.1% in 2006 but have increased at a CAGR[2] of 4.6% since 2002.

1 Before significant items
2 Compound annual growth rate

Trading improvement since June in New Zealand resulted in EBIT growth of close to 15% for the second half.

South Korea



Peter Kelly (left) Regional Director, Asia
Reg Randall (centre) Managing Director, South Korea
David Gate (right) Chief Financial Officer, South Korea

South Korea

The South Korean business has been materially impacted by the previously announced product recall and associated negative media coverage following an extortion attempt in early July. Total volume in South Korea has declined by approximately 4% since the extortion, however the business was still able to achieve revenue growth (in local currency) in the second half. Based on current run rates it may take until late in 2007 for volumes to return to pre-extortion levels.

For 2006, underlying earnings, which excludes the $13.9 million of costs directly incurred as a consequence of the extortion, showed a strong improvement in the first half. The full year result benefited from a combination of better revenue management, successful new product launches, and the initial cost reduction benefits from the early retirement plan which was completed in April 2006. The result also included a $7.5 million profit on the sale of properties in the second half as a result of the continued asset reduction program in South Korea.

Reported revenue for South Korea increased by 12.8%, due in part to the 9% appreciation of the Korean Won. In local currency terms, revenue grew by 5% and revenue per unit case grew by 8%, reflecting price increases taken during 2006 to recover commodity driven cost increases.

While trading conditions continued to be challenging in South Korea, solid progress has been made in broadening the brand portfolio into non-carbonated beverages with the launch in 2006 of Minute Maid flavour extensions, Haru green tea and flavour extensions for Powerade. South Korea also launched Coca-Cola Zero and flavour extensions for Fanta.

Year ended 31 December	2006	2005	Change
Trading revenue	**711.5**	**630.7**	**12.8%**
Revenue per unit case	$5.81	$5.01	16.0%
Volume (million unit cases)	122.5	126.0	-2.8%
EBIT ($ million)[1]	**18.0**	**(9.2)**	**n/a**
EBIT margin[1]	**2.5%**	**-1.5%**	**4.0 pts**
Capital expenditure to revenue	**2.5%**	**6.8%**	**–**

Note: all 2002-2003 numbers prepared under AGAAP. All 2004-2006 numbers prepared under AIFRS.

1 Before significant items

Revenue per unit case increases of

16%

reflect successful new product launches and pricing improvements.



19%

Capital Employed

The South Korean business represents 19% of CCA's capital employed.



837.5
612.5
561.5
630.7
711.5
02
03
04
05
06

Revenue $M

Revenue increased 12.8% in 2006.



58.9
12.2
2.1
(9.2)
18.0
02
03
04
05
06

EBIT[1] $M

South Korea achieved a profit of $18.0 million in 2006 after delivering an earnings loss in 2005.

1 Before significant items

Indonesia & PNG



Peter Kelly (left) Regional Director, Asia
John Seward (centre) Managing Director, Indonesia & PNG
Craig Green (right) Chief Financial Officer, Indonesia

The region experienced a significant turnaround in profitability in the second half to deliver a full year profit of $17.6 million after reporting a loss of $11.6 million in the first half. In the second half, Indonesia & PNG delivered earnings of $29.2 million, only marginally behind the record result of $30.6 million achieved for the 2005 second half.

Indonesia

In the first half of 2006, the Indonesian business was materially impacted by the removal of the government's fuel subsidy. The consequent 160% increase in the fuel price pushed inflation levels to 18%, leading to a 20% reduction in overall retail sales. As a consequence, demand for CCA beverages was also reduced and the business recorded an EBIT loss.

For the second half, the business recovered strongly which allowed it to deliver a profit for the full year. The combination of price increases, improved trading conditions and a recovery in consumer confidence and spending resulted in a significant improvement in margins in the second half.

In 2006, CCA introduced new products including Frestea Frutcy, Frestea Green Tea and Powerade Isotonik which all performed well, boosting overall market share in Indonesia as well as improving the revenue and EBIT mix of the product portfolio.

Indonesia's cost base was also higher year-on-year, reflecting a significant increase in COGS and the investment in sales force, distribution and cold drink coolers in 2005 to strengthen CCA's coverage of the market place. In addition, fuel price increases have driven significant increases in delivery and manufacturing costs. Initiatives to reduce operating costs in the second half have moderated the impact of cost increases with further benefits to flow through in 2007.

PNG

PNG delivered another solid full year result with local currency sales revenue growing by over 10% combined with solid EBIT margins.

Year ended 31 December	2006	2005	Change
Trading revenue	**470.8**	**427.9**	**10.0%**
Revenue per unit case	$4.25	$3.45	23.2%
Volume (million unit cases)	110.7	124.0	-10.7%
EBIT ($ million)	**17.6**	**41.6**	**-57.7%**
EBIT margin	**3.7%**	**9.7%**	**-6.0 pts**
Capital expenditure to revenue	**8.2%**	**9.0%**	**–**

Note: all 2002-2003 numbers prepared under AGAAP. All 2004-2006 numbers prepared under AIFRS.


7%

Capital Employed
Indonesia & PNG represent 7% of CCA's capital employed.


496.1
450.6
419.8
427.9
470.8
02
03
04
05
06

Revenue $M
Revenue increased 10.0% in 2006.


27.3
27.6
31.2
41.6
17.6
02
03
04
05
06

EBIT[1] $M
Earnings decreased 57.7% in 2006.
1 Before significant items

Revenue per unit case increases of
10%
reflect price increases, mix improvements and new products.

SPC Ardmona



Nigel Garrard (left) Managing Director, SPC Ardmona
Steve Perkins (right) Chief Financial Officer, SPC Ardmona

SPC Ardmona (SPCA) delivered a strong full year EBIT of $46.2 million on revenue of $429.4 million, which was slightly ahead of expectations. The highlights were the continued strong performance of the fruit snacks business and strong growth of the international business which sources product from Spain and Thailand. Overall, the business achieved solid recovery of tin plate driven cost of goods increases despite high levels of price competition in the Australian market from imported tinned products.

The fruit snacks category has enjoyed the introduction of Goulburn Valley Fruit Snacks in new convenience packaging into the convenience and petroleum channel as well as solid growth in the education channel.

SPCA experienced difficult trading conditions in the tomato category and private label business with cheap imported product continuing to enter the Australian marketplace, putting pressure on category margins.

The $15 million warehouse in Shepparton was completed in November 2006 and is expected to generate savings in excess of $2 million per annum from 2007. In 2006, a number of programs to drive improvements in manufacturing efficiencies were implemented. These included optical grading of fruit to materially improve finished fruit quality while reducing manufacturing costs and a major trial to process fruit direct to bulk storage. These will be scaled up for the 2007 season as bulk storage of processed fruit will shorten the fruit processing season and provide the flexibility of being able to package fruit to order.

The Goulburn Valley was affected by a severe frost in September which will have an impact on the 2007 fruit intake. There is expected to be a small shortfall of fruit for 2007 which compares to an expected surplus to requirements before the impact of the frost.

SPCA has launched a $1.75 million fund to aid drought-stricken farmers in the Goulburn Valley to assist its fruit suppliers with the additional costs of buying water. The funding will cover interest free advances to purchase water, subsidies on fruit delivered for processing and access to 1000 mega litres of water for irrigation.

Year ended 31 December	2006	2005	Change
Trading revenue	429.4	351.9	22.0%
EBIT ($ million)	46.2	42.2	9.5%
EBIT margin	10.8%	12.0%	-1.2 pts
Capital expenditure to revenue	7.5%	6.2%	–

Note: all 2002-2003 numbers prepared under AGAAP. All 2004-2006 numbers prepared under AIFRS.

Earnings grew
9.5%
driven by a strong performance from the fruit snacks business.


23%

Capital Employed
SPC Ardmona represents 23% of CCA's capital employed.


351.9
429.4
05
06

Revenue $M
Revenue increased 22.0% in 2006.


42.2
46.2
05
06

EBIT $M
Earnings increased 9.5% in 2006.

Mission and Values

At CCA our business is about refreshing, energising and nourishing people all day, every day. Through this we will achieve our vision of being the leading Australasian beverage and food business. As we grow and develop our business towards this vision there are a number of key areas in which we need to excel.

Employer of Choice:
We attract and retain passionate, engaged, high performing and highly capable people.

Supplier of Choice Every Time:
We create value for our customers and for ourselves through:

- Strong relationships
- Tailored products and services
- Outstanding service

Brand Leaders:
We have a selective portfolio of must-stock brands that excite consumers.

Owner Mindset:
We actively manage our profitability through:

- Innovation
- Waste avoidance
- Bulletproof processes
- Maximising value from suppliers
- Revenue management

Responsible Member of the Community:
We are a good corporate citizen and strive to maintain sustainable practices in our workplaces, our environment, our market place and our communities.

Excelling in each of these areas will enable us to continue to delight our consumers and our customers and in the process deliver superior returns to our shareholders.

Critical to our success are our people. To help guide the day to day actions of our management and our employees we have developed a number of principles which reflect how we believe our business should be run. These principles are embodied in our values which define what is important to CCA and help to define the uniqueness of CCA as an organisation. They are summarised below:

People:	Developing people, recognising performance and enjoying what we do.
Customers:	Winning for our customers and for ourselves.
Passion:	Passion to act, take responsibility and succeed.
Innovation:	Always finding a better way.
Excellence:	Doing a great job every time.
Citizenship:	Doing the right thing by the Company, the community and each other.

CCA People

Over the past five years there has been enormous diversification in the range of and scope of CCA's business and the product portfolio – we produce not only the world's most popular carbonated beverage, Coca-Cola, but we have expanded successfully into water, low-calorie carbonated beverages, sports and energy drinks, fruit and vegetable products and, in 2006, premium alcoholic beverages.

The changes in the business are reflected in our people. Across the Group, CCA employs more than 18,000 people. The small selection of people featured on these pages reflect our diversity across geographical locations, age and gender.

To meet the challenge of not only attracting the best people, but retaining them – a key challenge in Australia's tight labour market where unemployment has fallen below 5% – CCA has implemented a range of incentive programs, starting with remuneration programs which reward individual and team performances.

Across CCA, the focus on succession planning through the Organisational Capability Review (OCR) programs and leadership development continues to be a high priority. A highlight for higher potential female employees in Australia was the implementation of two one-day workshops designed for women to network and develop leadership potential.

Working parents can now access more flexibility in the workplace under CCA's new childcare program being implemented in stages with a national childcare provider, and available under salary sacrifice arrangements.

Employees can purchase additional annual leave and access more cost-effective and flexible superannuation arrangements through an external superannuation master trust.

Across CCA, a notable achievement in 2006 was the continued improvement in the level of workplace safety. An increased commitment to strengthening occupational health and safety systems across the business has resulted in an overall decrease in work injuries and accidents.

Australia, SPC Ardmona and Indonesia have reported excellent results in this area, with Indonesia focusing on driver safety, HIV/AIDS prevention and Avian Bird Flu awareness.

SPCA reduced lost time injuries by 50% over the past three years. Indonesia has also rolled out a home ownership program, introduced OCR programs and employed more than 40 national graduate training program participants. In New Zealand, employees have lost weight thanks to the Around NZ Challenge, a wellbeing program where they were all encouraged to walk 10,000 steps every day. The program was very well supported, with an 80% participation rate.



Garth Kearvell

Sales Manager, Neverfail, Western Australian

It was as a uni student, filling supermarket shelves at night, that Garth fell in love with the food and beverage industry. "There's always new products coming onto the market, and we all have to eat and drink," Garth said.

Garth joined Neverfail in November 2005 and his entrepreneurial streak led him to instigate a unique partnership between Neverfail, the WA Police and Neighbourhood Watch in Perth, where the Neverfail contract drivers have taken on the role as mobile eyes and ears in their communities, delivering not only spring water, but also keeping a friendly look-out in the neighbourhoods. The in-kind sponsorship, launched in September 2006, has been a huge local success – the equivalent, WA Police say, of an extra five police cars on the roads every day.



John Faunt

Art Studio Co-ordinator, CCA PNG Marketing

While John is probably best known in Papua New Guinea for his band Hausboi, which has reinvigorated the local music scene with its distinctive Melanesian sound, he also manages a unique side of CCA Marketing in PNG.

Utilising the Art Studio's latest technology, including a T shirt screen printer, John is responsible for the design and production of point-of-sale material to the trade. He also works on local Coke advertising campaigns and has delivered a distinctive look to brand communication.

"CCA has given me the space to express my creativity," John said. "I love working here. I also love Coke Zero."

Rina Helianti

Operational Financial Support Manager, CCA Indonesia

Tax specialist by day, tireless charity worker in her spare time, Rina, who joined CCA in March 2000, is a special person. While at work, Rina loves nothing better than digging deep into a tax problem and solving it, outside the office, she is in her element being useful to others.

Rina's philanthropic drive began when she heard about a family whose eldest daughter died after going without food so her siblings could eat. Rina and her husband began collecting donations for the family. Today thanks to her work setting up a special bank fund, 160 children receive food every week and many have accessed micro-loans to start their own businesses. Rina also created a small children's library at the local mosque.





Tracey Wagner

Operations and Logistics Manager, Victoria

Tracey runs the warehousing and production operations at Mentone and Moorabbin and, armed with a Masters degree in Logistics, is considered a rarity as a female senior manager in Australian Operations and Logistics. "It's a challenging job," she says. "Everyone was watching Mentone when the DC got up and running, and I'm pleased to report that we've had two really successful Christmas periods."

Tracey says she has never worried about being female in a male-dominated work environment. "I love my work and my approach is no different because of my gender. I have always gone at things with 110% effort."



Cathy Boatwright **Production Line, CCA NSW**
Ron Boatwright **Process Operator, Smithfield Distribution Centre**

It was Ron who persuaded his mother Cathy to end her days as a truck driver and work for CCA. Together the Boatwright's have been at CCA for a total of 21 years and are looking forward to the developments at Eastern Creek and Northmead. For years they've organised fundraising for the Children's Hospital, and are on CCA's "smoking committee" helping employees deal with non-smoking rules.

"This company has changed a bit, but it's still a good company. They look after you," Cathy said. Ron concurs, "I started as a casual and thought I'd be there for one day. I came back on day two and never left."



Linda Boswell

State Business Manager HORECA, Western Australia

CCA's move late last year into alcoholic beverages came just at the right time for Linda, who started with CCA in Perth in October 2005. She was thrilled to add the premium beer brands to her HORECA (hotels, restaurants and cafes) portfolio and her work with the beer launch has contributed to WA leading the nation in penetration. Linda is also passionate about helping women achieve their potential.



Kirsten Woodward

Consumer Affairs Manager, National Contact Centre

Kirsten has been riding her bike to work for a decade, and credits her "hippie" dad for her passion for the environment. She instigated and helped develop a plan to save energy at the National Contact Centre using a "Light Eco" device, which saved 102 tonnes of CO_2 emissions and reduced energy costs by $10,000. Kirsten, who started with CCA as a temp 11 years ago, says she loves nothing better than solving a tough consumer problem.

As a mother she appreciates the flexible conditions at CCA and her next eco-project is to decrease use of office polystyrene cups.

Barrie Gibbons

Queensland State Manager, Grinders

When he was in publishing, Barrie hung around with writers in cafes, drinking coffee. He loved it so much he opened his own café and became Queensland distributor of Grinders coffee. He stayed on when CCA bought Grinders in 2005 and since that time Barrie and his team have doubled the business.


grinder
coffee
est. 1982



Peter Carey

General Manager, CCA South Australia

Peter "Super" Carey still holds the record for most number of games played in the SA National Football League – 448 – for the Tigers. He has returned to Adelaide and is home-hunting near his beloved Glenelg Oval. Peter is looking forward to the production of Jim Beam RTDs in Adelaide in April 2007.



Simon Mills

Crop Supply Manager, SPC Ardmona, Shepparton, Victoria

Growing up on a farm gave Simon an invaluable background in the often tough lives of farmers. At SPC Ardmona, he buys and manages all the raw fruit from the moment it leaves the farm gate right through to the factory door. Simon, who gets out of the office at least one day a week to check out crops, likes working with the farmers of the Goulburn Valley. He also works with growers on innovation, utilising SPCA's research and development funds of around $250,000 a year. His love for his community is reflected in his commitment to SPCA's Share-A-Can, which has donated millions of dollars worth of product to Foodbank in the past decade. His favourite SPCA product? "Sliced peaches for breakfast."

Senior Management

John Wartig

Chief Financial Officer, Age 50

Appointed in June 2004

Background: John was previously Senior Vice President Finance for Cadbury Schweppes Americas Beverages (a US$3 billion operating revenue division of Cadbury Schweppes Plc). Prior financial roles within Cadbury Schweppes included Finance Director – Operations, with global responsibilities across the total Beverages and Confectionary group and SVP Finance – Asia Pacific Beverages. John is an Australian citizen who has worked both in Australia and overseas. He has held a number of senior financial roles within FMCG companies and has extensive operational and M&A experience.

Warwick White

Managing Director – Australia, Age 45

Appointed in November 2002

Background: Warwick has 24 years in the Coca-Cola system and rejoined Coca-Cola Amatil in November 2002 as the Managing Director of Australia.

Warwick has held mainly marketing and general management roles since joining the Coca-Cola system in the early 1980s. Prior to joining CCA, Warwick was the Regional Director for Coca-Cola Hellenic Bottling Company with responsibility for Ireland, Poland, Hungary, Czech Republic and Slovakia. This was preceded by 13 years in Great Britain, Europe and Ireland in progressively more senior roles.

Peter Kelly

Regional Director – Asia, Age 41

Appointed in August 2005

Background: Peter has over 18 years in the Coca-Cola system, joining The Coca-Cola Company in 1988 in Marketing and CCA in 1993 to take up state and then national general management roles. Most recent roles have been as Director of Business Development for the CCA Group and as Director of Operations and Logistics for the Australian business.

Reg Randall

Managing Director – South Korea, Age 42

Appointed in February 2006

Background: Reg has over 8 years experience in the Coca-Cola system and joined CCA as General Manager for the South East Division in South Korea. He has been in South Korea for over six and a half years during which time he has also held the roles of Executive Director Marketing and Executive Director Sales Operations. Reg came to Korea from South Africa where he was the General Manager, Zululand for the largest South African Coca-Cola Bottler, ABI. He has also held senior roles in sales, marketing and general management within the FMCG industry in South Africa.

George Adams

Managing Director – New Zealand & Fiji, Age 40

Appointed in December 2003

Background: A Fellow of the Institute of Chartered Accountants in Ireland, George joined CCA on 1 December 2003. George has 13 years experience in the Coca-Cola bottling system having previously spent 10 years with Coca-Cola Hellenic Bottling Company in a number of progressively senior Finance, Commercial and IT roles in Europe. He has also worked as Finance Director for British Telecom Regions based in Northern Ireland. George was also recently appointed to the Board of the New Zealand Food and Grocery Council.

John Seward

Managing Director – Indonesia & PNG, Age 50

Appointed in August 2004

Background: John has spent ten years in the Coca-Cola system, joining CCA in 2004 having run the Nigerian Bottler for Coca-Cola Hellenic Bottling Company since 1997. Prior to this, he has held senior positions in the FMCG and the packaging businesses in Europe, Middle East and in the US. The majority of his career has been in sales and operations both in staff and general management roles and he brings a wealth of international experience to CCA.

Nigel Garrard

Managing Director – SPC Ardmona, Age 46

Appointed in February 2005

Background: A qualified Chartered Accountant, Nigel joined SPC Ltd in 2000 as Managing Director and has over 15 years experience in the food industry. He was instrumental in the successful merger of SPC and Ardmona Foods, creating one of Australia's leading food manufacturers. Prior to joining SPCA, Nigel undertook a number of regional roles in Australia and New Zealand over a 10 year period with the US based Chiquita Brands International. Nigel is currently Chairman of National Food Industry Strategy Ltd and a Director of Victorian Relief Foodbank Ltd.



John Wartig Warwick White Peter Kelly Reg Randall George Adams John Seward Nigel Garrard

Board of Directors



David Gonski, AO

Chairman,
Non-Executive Director
(Independent)
– Age 53

Joined the Board in October 1997 – Chairman of Related Party Committee and Nominations Committee and member of Compensation Committee and Compliance & Social Responsibility Committee.

Background: Solicitor for 10 years with the law firm of Freehills and thereafter a corporate adviser in the firm of Wentworth Associates, now part of the Investec group.

Degree: Bachelors of Law and Commerce from the University of New South Wales.

Other Listed Company Boards: Australia and New Zealand Banking Group Ltd; Westfield Group; Singapore Airlines Limited.

Other Directorships held in the last three years: ING Group (2004); John Fairfax Holdings Ltd (2005).

Government & Community Involvement: Chancellor of the University of New South Wales; Chairman, UNSW Foundation Limited; Chairman of Sydney Grammar School, Member of the Prime Minister's Community and Business Partnership Group.



Terry Davis

Group Managing Director,
Executive Director
– Age 49

Appointed in November 2001.

Background: Joined CCA in November 2001 after 14 years in the global wine industry with his last appointment as the Managing Director of Beringer Blass (the wine division of Foster's Group Ltd).

Other Listed Company Boards: St George Bank Limited.

Government & Community Involvement: University of New South Wales Council; Member, AOC (NSW) Fundraising Committee – Beijing 2008.



Jillian Broadbent, AO

Non-Executive Director
(Independent)
– Age 58

Joined the Board in February 1999 – Chairman of Compliance & Social Responsibility Committee, member of Compensation Committee, Nominations Committee and Related Party Committee.

Background: Extensive experience in international banking, principally with Bankers Trust Australia, advising a wide range of corporate clients on risk management.

Degree: Bachelor of Arts (major in Economics and Mathematics) from The University of Sydney.

Other Listed Company Boards: Woodside Petroleum Ltd.

Government & Community Involvement: (Director) Reserve Bank of Australia; (Director) SBS Corporation; Chairman, NIDA.



Irial Finan

Non-Executive Director
(Nominee of TCCC)
– Age 49

Joined the Board in August 2005 – Member of Audit & Risk Committee and Compliance & Social Responsibility Committee.

Background: Has had 25 years within the Coca-Cola system including recently as Chief Executive Officer of Coca-Cola Hellenic Bottling Company SA.

Currently, President, Bottling Investments & Supply Chain for The Coca-Cola Company.

Degree: Bachelor of Commerce degree from National University of Ireland in Galway and an Associate (later Fellow) of the Institute of Chartered Management Accountants.

Other Listed Company Boards: Coca-Cola Enterprises, Coca-Cola FEMSA, Coca-Cola Hellenic Bottling Company; Supervisory board of Coca-Cola Enterprises AG.



Geoffrey Kelly
Non-Executive Director
(Nominee of TCCC)
– Age 62

Joined the Board in April 2004 – (previously having been a Director between 1996 and 2001). Member of Compensation Committee.

Background: Joined The Coca-Cola Company in 1970 and has held legal positions with TCCC in the US, Asia and Europe. Currently Senior Vice President and General Counsel, Chief Legal Officer of The Coca-Cola Company.

Degree: Law Degree from University of Sydney.



Wal King, AO
Non-Executive Director
(Independent)
– Age 62

Joined the Board in February 2002 – Member of Related Party Committee, Nominations Committee and Compliance & Social Responsibility Committee.

Background: Worked in the construction industry for 35 years and since 1987 has been the Chief Executive Officer of Leighton Holdings Limited, a company with substantial operations in Australia and Asia.

Degree: Bachelor of Engineering; Master of Engineering Science and Honorary Doctor of Science from the University of New South Wales.

Other Listed Company Boards: Leighton Holdings Limited.

Government & Community Involvement: Director, University of New South Wales Foundation Ltd; Council Member, University of New South Wales Council; Co-Chair of the AFTA-CER Business Council; Foundation Member, New South Wales Infrastructure Council; President, Australian Constructors Association.



David Meiklejohn
Non-Executive Director
(Independent)
– Age 65

Joined the Board in February 2005 – Chairman of Audit & Risk Committee, and member of Nominations Committee, Related Party Committee and Compliance & Social Responsibility Committee.

Background: Strong experience in finance and financial management and as a Company Director. Chief Financial Officer of Amcor Limited for 19 years until retirement in June 2000.

Degree: Bachelor of Commerce from Queensland University.

Other Listed Company Boards: PaperlinX Ltd (Chairman); Australia and New Zealand Banking Group Ltd; Mirrabooka Investments Limited.

Other Directorships held in the last three years: SPC Ardmona Ltd (Chairman) (2005); GasNet Australia Group (Deputy Chairman) (2004); WMC Resources Ltd (2005); OneSteel Ltd (2005).

Government and Community Involvement: President of the Melbourne Cricket Club.



Mel Ward, AO
Non-Executive Director
(Independent)
– Age 65

Joined the Board in February 1999 – Chairman of Compensation Committee, member of Audit & Risk Committee, Nominations Committee and Related Party Committee.

Background: A Company Director since February 1992 when retired as Managing Director of Telecom Australia and Chairman of Telecom Australia (International) Ltd.

Degree: Bachelor of Engineering (Honours) and Master of Engineering Science from Queensland University.

Other Listed Company Boards: Macquarie Communications Infrastructure Group; Pro Medicus Ltd (Chairman); Transfield Services Ltd; West Australian Newspapers Ltd.

Other Directorships held in the last three years: Insurance Manufacturers of Australia Limited, Major Performing Arts Board of the Australia Council for the Arts.

General Counsel and Company Secretary

George Forster General Counsel and Company Secretary – Age 52

Background: Joined CCA in April 2005 as General Counsel. Appointed Company Secretary on 14 February 2007. Extensive experience as a corporate and commercial lawyer over 30 years including being a partner of a leading Australian law firm and legal adviser to, and Company Secretary of, a number of major corporates.

Degree: Bachelors of Law and Commerce from the University of New South Wales.

Corporate Governance

At Coca-Cola Amatil (CCA), the Board of Directors is committed to achieving best practice in the area of corporate governance and business conduct. This Corporate Governance Statement outlines the main corporate governance principles and practices followed by CCA.

Shareholders

The rights of CCA's shareholders are detailed in CCA's Constitution. Those rights include electing the members of the Board. In addition, shareholders have the right to vote on important matters which have an impact on CCA.

To allow shareholders to effectively exercise these rights, the Board is committed to improving the communication to shareholders of high quality, relevant and useful information in a timely manner. CCA has adopted the following communication framework:

- an ongoing communication program – regular, comprehensive and publicly available disclosures to be undertaken covering important topics including performance and governance issues;
- contact information – contact details for the Investor Relations department and Company Secretary are provided to facilitate and encourage communication;
- communication responsibilities – identification of the items that are appropriate for Board comment and those for management comment;
- communication policy – a publicly disclosed policy that covers all forms of communication, including meetings, telephone calls, email and other written communications; and
- policy review – regular Board review to ensure adherence to the communication policy.

Communication policy

CCA's communication policy (a copy is available on the Company website at www.ccamatil.com/disclosure Policy.asp) requires that shareholders be informed about strategic objectives and major developments. CCA is committed to keeping shareholders informed and improving accessibility to shareholders through:

- Australian Securities Exchange (ASX) announcements;
- company publications (including the Annual Report and Shareholder News);
- the Annual General Meeting (and its webcasting);
- the Company website (www.ccamatil.com);
- the investor contact number (61 2 9259 6159); and
- a suggestion box on the website.

The following principles, consistent with the continuous disclosure obligations under ASX Listing Rules, govern CCA's communication:

- CCA will, in accordance with the ASX Listing Rules, immediately issue to ASX any information that a reasonable person would expect to have a material effect on the price or value of CCA's securities;
- only authorised spokespersons can communicate on behalf of the Company with shareholders, the media or the investment community;
- CCA's Disclosure Committee manages the day-to-day continuous disclosure issues and operates flexibly and informally. It is responsible for compliance, coordinating disclosure and educating employees about CCA's communication policy; and
- all material information issued to ASX, the Annual Reports, full year and half year results and presentation material given to analysts is published on CCA's website (www.ccamatil.com). Any person wishing to receive advice by email of CCA's ASX announcements can register at www.ccamatil.com.

The Company Secretary is the primary person responsible for communication with ASX.

In the absence of the Company Secretary, the Investor Relations Manager is the contact.

CCA's shareholders are encouraged to make their views known to the Company and to directly raise matters of concern. From time to time, CCA requests meetings with its shareholders and shareholder interest groups to share views on matters of interest. The views of those parties are shared with the Board on a regular basis, both by the Chairman and management.

Annual General Meeting

Shareholders are encouraged to attend CCA's Annual General Meeting and use this opportunity to ask questions. The Annual General Meeting will remain the main opportunity each year for the majority of ordinary shareholders to comment and to question CCA's Board and management.

CCA is committed to improving the efficiency of its Annual General Meetings and encourages participation of shareholders through:

- the prior collection of shareholder questions for answering during the meeting. Questions can be submitted either by completing the relevant form accompanying the notice of meeting or by emailing CCA at aus_investor_relations@anz.ccamatil.com. Questions that have been lodged, and their answers, are posted on the Company website at the FAQ section;
- providing a process to ensure that shareholders are considerate of each other's right to participate;
- providing an opportunity after each Annual General Meeting to discuss matters with the Board and management; and
- webcasting the proceeding for shareholders unable to attend in person. A copy of the speeches delivered at the meeting are posted to the website after delivery.

Further, the external auditor attends the Annual General Meeting and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

Board of Directors – role and responsibilities

The Board represents shareholders and has the ultimate responsibility for managing CCA's business and affairs to the highest standards of corporate governance and business conduct. The Board operates on the principle that all significant matters are dealt with by the full Board and has specifically reserved the following matters for its decisions:

- the strategic direction of the Company;
- approving budgets and other performance indicators, reviewing performance against them and initiating corrective action when required;
- ensuring that there are adequate structures to provide for compliance with applicable laws;
- ensuring that there are adequate systems and procedures to identify, assess and manage risks;
- ensuring that there are appropriate policies in place and systems to ensure compliance;
- monitoring the Board structure and composition;
- appointing the Group Managing Director (MD) and evaluating his or her ongoing performance against predetermined criteria;
- approving the remuneration of the MD and remuneration policy and succession plans for the MD and senior management;
- ensuring that there is an appropriate focus on the interests of all stakeholders; and
- representing the interests of and being accountable to the Company's shareholders.

To assist in its deliberations, the Board has established a number of committees which, apart from routine matters, act primarily in a review or advisory capacity. The delegation of such responsibilities to those committees will only occur provided that sufficient systems are in place to ensure that the Board is meeting its responsibilities. The responsibility for implementing the approved business plans and for the day-to-day operations of CCA is delegated to the MD who, with the management team, is accountable to the Board.

Board of Directors – composition

The composition of the Board is based on the following factors:

- the Chairman is a Non-Executive Director and independent from The Coca-Cola Company;
- the MD is the Executive Director;
- The Coca-Cola Company has nominated two Non-Executive Directors (currently Geoffrey Kelly and Irial Finan);
- the majority of the Non-Executive Directors are independent;
- one third of the Board (other than the MD) is required to retire at each Annual General Meeting and may stand for re-election. The Directors to retire shall be those who have been longest in office since their last election;
- a Director who has been appointed by the Board to fill a casual vacancy is required to be considered for re-election by the shareholders at the next Annual General Meeting.

As of the date of this Annual Report, the Board is comprised of the following eight members:

- David Gonski, AO (Chairman) Independent Non-Executive Director
- Jillian Broadbent, AO Independent Non-Executive Director
- Wal King, AO Independent Non-Executive Director
- David Meiklejohn Independent Non-Executive Director
- Mel Ward, AO Independent Non-Executive Director
- Irial Finan Non-Executive Director*
- Geoffrey Kelly Non-Executive Director*
- Terry Davis Executive Director

* nominated by The Coca-Cola Company

Directors – independence

A Director is considered independent provided they are free of any business or other relationship with CCA or a related party, which could reasonably be perceived to materially interfere with the exercise of their unfettered and independent judgement. A related party for this purpose would include The Coca-Cola Company.

When a potential conflict of interest arises, the Director concerned withdraws from the Board meeting while such matters are considered. Accordingly, the Director concerned takes no part in discussions nor exercises any influence over the Board if a potential conflict of interest exists. Transactions with The Coca-Cola Company are reviewed by the Related Party Committee. Related party transactions are disclosed in Note 36 to the financial statements.

Directors – selection

The composition of the Board is considered regularly by the Nominations Committee and any recommendations presented to the full Board. The review ensures that the Board has available an appropriate mix of abilities and experience to serve the interests of all shareholders.

The process of appointing a Director is that, when a vacancy exists or is expected, the Nominations Committee identifies candidates with the appropriate expertise and experience. The Board reviews the candidates and the most suitable person is either appointed by the Board and comes up for re-election at the next Annual General Meeting or is recommended to shareholders for election at the shareholder meeting.

CCA also encourages its shareholders to nominate persons of suitable skills and experience for Board positions. The website contains a nomination form and any nomination, made in good faith, will be considered by the Nominations Committee.

Directors – induction and training

On appointment, each Non-Executive Director is required to acknowledge the terms of appointment as set out in their letter of appointment. The appointment letter covers, inter alia, the term of appointment, duties, remuneration and expenses, rights of access to information, other directorships, dealing in CCA's shares and termination.

On appointment, each Director is provided with the Company's policies and briefed on the content by the Company Secretary. Directors have available to them a series of training programs, covering such topics as the Board's role, Board composition and conduct, risks and responsibilities of company directors, to ensure that they are fully informed on current governance issues.

Directors – Performance Review

A review of Directors' performance is undertaken at least every two years and if a majority of Directors consider a Director's performance falls below the predetermined criteria required, then the Director has agreed to retire at the next Annual General Meeting and a resolution will be put to shareholders to vote on the re-election of that Director.

The next performance review will be undertaken in 2007.

Directors – Share Ownership and Dealings

Under the terms of the Non-Executive Directors' Share Plan, a minimum of 25% (and up to 100%) of CCA Directors' base fees are salary sacrificed by each Director. An amount equivalent to the fees sacrificed is contributed to the Non-Executive Directors' Share Plan for the benefit of that Director. Details of all holdings by Directors in the Company are set out in the Directors' Report on page 38.

Directors are subject to the Corporations Act 2001 which restricts their buying, selling or subscribing for securities in CCA if they are in possession of inside information. The Board has also adopted a formal policy for share dealings by Directors and senior management. Except for shares purchased on the first business day of each month under the Non-Executive Directors' Share Plan, the policy allows for the buying and selling of CCA shares only during the four week periods following the release of the full year and half year results and the Annual General Meeting, unless exceptional circumstances apply. The policy prohibits speculative transactions involving CCA shares and reinforces the prohibition on insider trading contained in the Corporations Act 2001.

Independent Professional Advice

For the purposes of the proper performance of their duties, Directors are entitled to seek independent professional advice at CCA's expense. Before doing so, a Director must notify the Chairman (or the MD in the Chairman's absence) and must make a copy of the advice available to all Directors.

Risk Management

In addition to the risk management duties of the Audit & Risk Committee, the Board has retained responsibility for approving the strategic direction of CCA and ensuring the maintenance of the highest standards of quality. This extends beyond product quality to encompass all ways in which CCA's reputation and its products are measured. The Board monitors this responsibility through the receipt of regular risk assessment reports and management presentations.

The Audit & Risk Committee reviews reports by members of the management team (and independent advisers, where appropriate) during the year and, where appropriate, makes recommendations to the Board in respect of:

- overall business risk in CCA's countries of operation;
- treasury risk (including currency and borrowing risks);
- procurement;
- insurance;
- taxation;
- litigation; and
- other matters as it deems appropriate.

The Committee also reviews and, where appropriate, makes recommendations to the Board in respect of policies relating to the above matters. This includes ensuring that CCA has systems that identify, assess, monitor and manage risk. The internal and external audit functions also review CCA's risk assessment and management. The internal and external audit functions are separate and independent of each other.

Ethical Standards

The Board recognises the need to observe the highest standards of corporate practice and business conduct. To this end, CCA has established a formal Code of Conduct, which requires management and employees to adopt high ethical standards in all of CCA's activities.

The Audit & Risk Committee is responsible for ensuring effective compliance policies exist to ensure compliance with the requirements established in the Code of Conduct.

The Code contains procedures for identifying and reporting any departures from the required standards. CCA has also established a system for distribution of the Code at appropriate intervals to employees and for them to acknowledge its receipt.

The Code sets standards of behaviour expected from everyone who performs work for CCA – Directors, employees and individual contractors. It is also expected that CCA's suppliers will enforce a similar set of standards with their employees.

Board Committees

To assist in its deliberations, the Board has established a number of committees which, apart from routine matters, act primarily in a review or advisory capacity.

Audit & Risk Committee

Current composition: Three Non-Executive Directors (the Chairman, MD and Chief Financial Officer (CFO) attend meetings by invitation).

Purpose: Audit – reviews the auditor's performance, the professional independence of the auditor, audit policies, procedures and reports, as a direct link between the Board and the auditor. Financial Statements – reviews CCA's financial statements, the effectiveness and compliance with accounting policies and standards and adequacy of disclosures. Risk Management – reviews policies and reports on all major categories of risk including, but not limited to, overall business risk in CCA's operations, treasury risk (including currency and borrowing risks), procurement, insurance, taxation and litigation.

Ensures that there are effective policies covering such matters as treasury policy, procurement policy, code of conduct and whistleblowing.

Compliance & Social Responsibility Committee

Current composition: Five Non-Executive Directors (MD attends by invitation).

Purpose: Compliance – reviews compliance with laws including occupational health and safety, environmental protection, product safety and trade practices. Reviews policies reflecting on the Company's reputation, including quality standards, dealing in the Company's securities and disclosure.

Social responsibility – reviews reports and makes recommendations to the Board, where appropriate, in respect of political donations, community sponsorship and support and relevant social issues such as obesity.

Compensation Committee

Current composition: Four Non-Executive Directors (MD attends by invitation). A majority of members must be Independent Non-Executive Directors.

Purpose: The review of matters relating to the remuneration of the Executive Director and senior management, as well as senior management succession planning. The Committee obtains advice from external remuneration consultants to ensure that CCA's remuneration practices are in line with market conditions.

Nominations Committee

Current composition: All Independent Non-Executive Directors (does not include any Directors who are or have been associated with a related party and MD attends by invitation).

Purpose: The review of the Board's composition to ensure that it comprises Directors with the right mix of skills and experience to enable it to fulfil its responsibilities to shareholders. The Committee also identifies suitable candidates for appointment to the Board and reviews general matters of corporate governance. The Committee has also been given responsibilities for reviewing the Company's standards of corporate governance.

Related Party Committee

Current composition: All Independent Non-Executive Directors (does not include any Directors who are or have been associated with a related party; MD and CFO attend meetings by invitation).

Purpose: The review of transactions between CCA and its related parties to ensure that the terms of such transactions are no more favourable than would reasonably be expected of transactions negotiated on an arm's length basis. Meets prior to each scheduled Board meeting to review all material transactions of CCA in which The Coca-Cola Company, or any other related party, is involved.

Other Committees

The Administration Committee and the Securities Committee meet as required.

Composition: Any two Directors or a Director and the CFO.

Purpose: The Administration Committee attends to routine matters, particularly the execution of documents in the normal course of business.

The Securities Committee attends to routine matters relating to the allotment of securities.

The Company has followed the best practice recommendations established in the ASX Corporate Governance Council 'Principles of Good Corporate Governance and Best Practice Recommendations' as set out in the following table.

Best Practice Recommendations

	Compliance	2006 Annual Report reference
1.1 Formalise and disclose the functions reserved to the Board and those delegated to management.	✓	page 33
2.1 A majority of the Board should be Independent Directors.	✓	page 33
2.2 The Chairperson should be an Independent Director.	✓	page 33
2.3 The roles of Chairperson and Chief Executive Officer should not be exercised by the same individual.	✓	page 33
2.4 The Board should establish a Nomination Committee.	✓	page 35
2.5 Provide the information indicated in Guide to reporting on Principle 2.	✓	
3.1 Establish a code of conduct to guide Directors, the Chief Executive Officer (or equivalent), the Chief Financial Officer (or equivalent) and any other key executives as to: • the practices necessary to maintain confidence in the Company's integrity; and • the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	✓	page 34
3.2 Disclose the policy concerning trading in Company securities by Directors, officers and employees.	✓	page 34
3.3 Provide the information indicated in Guide to reporting on Principle 3.	✓	
4.1 Require the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) to state in writing to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.	✓	
4.2 The Board should establish an Audit Committee.	✓	page 34
4.3 Structure the Audit Committee so that it consists of: • only Non-Executive Directors; • a majority of Independent Directors; • an independent Chairperson, who is not Chairperson of the Board; and • at least three members.	✓	page 34

Best practice recommendations continued

	Compliance	2006 Annual Report reference
4.4 The Audit Committee should have a formal charter.	✓	
4.5 Provide the information indicated in Guide to reporting on Principle 4.	✓	
5.1 Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for that compliance.	✓	page 32
5.2 Provide the information indicated in Guide to reporting on Principle 5.	✓	
6.1 Design and disclose a communication strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	✓	
6.2 Request the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.	✓	page 32
7.1 The Board or appropriate committee should establish policies on risk oversight and management.	✓	page 34
7.2 The Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) should state to the Board in writing that: • the statement given in accordance with best practice recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and • the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.	✓[1]	
7.3 Provide the information indicated in Guide to reporting on Principle 7.	✓	
8.1 Disclose the process for performance evaluation of the Board, its committees and individual Directors, and key executives.	✓	page 34
9.1 Provide disclosure in relation to the Company's remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.	✓[2]	page 34
9.2 The Board should establish a Remuneration Committee.	✓	page 35
9.3 Clearly distinguish the structure of Non-Executive Directors' remuneration from that of executives.	✓	
9.4 Ensure that payment of equity based executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	✓[3]	
9.5 Provide the information indicated in Guide to reporting on Principle 9.	✓	
10.1 Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.	✓	page 34

The above disclosure should be read in conjunction with the following:

1 CCA has reported its compliance with this recommendation in accordance with the guidelines detailed in the 'Guide to Compliance with ASX Principle 7: Recognise and Manage Risk' prepared by the Group of 100 and endorsed by the ASX Corporate Governance Council;

2 disclosure of remuneration policy and procedures is set out in page 41 of the Annual Report; and

3 equity based remuneration paid to the MD is approved annually by shareholders.

Financial and Statutory Reports

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2006

Contents

Coca-Cola Amatil Limited

For the financial year ended 31 December 2006

The Directors submit hereunder their Report on Coca-Cola Amatil Limited (Company, CCA or CCA Entity) and its controlled entities (Group or CCA Group) for the financial year ended 31 December 2006.

Names and particulars of Directors

The names of the Directors of Coca-Cola Amatil Limited in office during the financial year and until the date of this Report and the beneficial interest of each Director in the share capital of the Company are detailed below –

	Ordinary shares No.	Long Term Incentive Share Plan[1] No.	Non-executive Directors' Share Plan[1] No.	Non-executive Directors' Retirement Share Trust[1] No.	Executive Salary Sacrifice Share Plan[1] No.
Directors in office at the date of this Report					
David Michael Gonski, AO	46,548	–	154,631	86,386	–
Jillian Rosemary Broadbent, AO	1,011	–	15,586	31,646	–
Terry James Davis	306,389	214,392	–	–	109,517
Irial Finan	–	–	6,310	–	–
Geoffrey James Kelly	1,366	–	10,669	–	–
Wallace Macarthur King, AO	1,200	–	25,813	6,564	–
David Edward Meiklejohn	5,715	–	7,913	–	–
Melvyn Keith Ward, AO	2,169	–	15,468	31,210	–

1 Beneficial interest held subject to conditions of the Plan.

Particulars of the qualifications, other directorships, experience and special responsibilities of each Director are set out on pages 30 and 31 of the Annual Report.

Dividends

	Rate per share ¢	Franking per share ¢	Amount $M	Date paid or payable
Final dividend declared but not paid on ordinary shares (not recognised as a liability)	18.0	18.0	135.3	2 April 2007
Dividends paid in the year –				
Final dividend on ordinary shares for 2005	17.5	17.5	130.9	3 April 2006
Interim dividend on ordinary shares for 2006	14.5	14.5	108.7	3 October 2006

Corporate information

Coca-Cola Amatil Limited is a company limited by shares that is incorporated and domiciled in Australia. The Company does not have a parent entity. The address of the registered office of the Company is set out on page 124.

Employees

The Group had 18,060 employees as at 31 December 2006 (2005: 18,872).

Operating and financial review

Principal activities and operations

The principal activities of the Group during the course of the financial year ended 31 December 2006 were –

- the manufacture, distribution and marketing of carbonated soft drinks, still and mineral waters, fruit juices, coffee and other alcohol-free beverages;
- the processing and marketing of fruit, vegetables and other food products; and
- the distribution of premium beer brands for Pacific Beverages Pty Ltd, a joint venture between CCA and SABMiller plc, which was formed on 10 August 2006.

The Group's principal operations were in Australia, New Zealand, Fiji, South Korea, Indonesia and Papua New Guinea (PNG).

Financial results

The Group's net profit attributable to members of the Company was $282.4 million, compared to $320.5 million in 2005. The net profit attributable to members includes significant items of $41.1 million (expense), relating to an early retirement plan and extortion product recall and rehabilitation costs in South Korea.

The Group's trading revenue for the financial year was $4,353.1 million, compared with $4,021.4 million for 2005. Earnings before interest, tax (EBIT) and significant items increased by 1.7% to $580.5 million, compared to $570.6 million in 2005.

The Group's net finance costs for the financial year were $143.4 million, compared to $140.5 million in 2005.

Operating cash flow increased by 7.3% to $468.4 million compared with $436.7 million in 2005.

Review of operations

The EBIT contribution from each operating segment was as follows –

- Australian beverage business EBIT increased by 2% to $433.9 million, compared with $425.2 million in 2005;
- New Zealand and Fiji contributed $65.1 million, compared with $70.8 million in 2005;
- South Korea's EBIT was $23.1 million (loss), compared to a loss of $9.2 million in 2005. 2006 EBIT includes significant items of $41.1 million relating to early retirement plan and extortion product recall and rehabilitation costs;
- Indonesia and PNG contributed $17.6 million, compared to $41.6 million in 2005; and
- SPC Ardmona Ltd and its controlled entities' EBIT increased by 9.5% to $46.2 million, compared with $42.2 million in 2005.

Further details of the operations of the Group during the financial year are set out on pages 2 to 36 of the Annual Report.

Significant changes

On 10 August 2006, Pacific Beverages Pty Ltd, the 50:50 joint venture between CCA and SABMiller plc was formed. CCA distributes the imported premium beer in Australia for the joint venture.

On 8 November 2006, CCA took another significant step towards broadening its beverage portfolio in Australia, entering an exclusive agreement through the joint venture company, Pacific Beverages Pty Ltd, to sell and distribute the premium spirit portfolio of the global premium spirits distributor Maxxium. CCA also entered into an exclusive agreement with Maxxium shareholder, Beam Global Spirits & Wine to manufacture its alcoholic ready-to-drink beverages.

During the year, CCA acquired the water business and related assets of Palm Springs Ltd for a total consideration of $9.3 million.

In the opinion of the Directors, there have been no other significant changes in the Group's state of affairs or principal activities during the twelve months to 31 December 2006.

Future developments

The Group remains focussed on growing per capita consumption of its beverage and food brands in each of its markets. To achieve this outcome, CCA concentrates on the successful execution of five key business drivers. These are –

1. grow our share of consumption of non-alcoholic beverages;
2. develop a material presence in premium alcoholic beverages;
3. grow our customer relationship capabilities;
4. develop world class operating systems; and
5. ensure the sustainability of our business platform.

While the Company continues to meet its obligations in respect of continuous disclosure, further information of likely developments, business strategies and prospects has not been included here because, in the opinion of the Directors, such disclosure would unreasonably prejudice the interests of the Group.

Environmental regulation and performance

Management of environmental issues is a core component of operational management within the Group's businesses. The Group is committed to understanding and minimising any adverse environmental impacts of its beverage and food manufacturing activities, recognising that the key areas of environmental impact are water use, energy use and post sale to consumer waste.

Group policy is to ensure all environmental laws and permit conditions are observed. The Group monitors its environmental issues at an operational level, overlaid with a compliance system formerly overseen by the Audit, Risk & Compliance Committee and now by the Compliance & Social Responsibility Committee, which was established during the year. Although the Group's various operations involve relatively low inherent environmental risks, matters of non-compliance are identified from time to time and are corrected as part of routine management, and typically notified to the appropriate regulatory authority.

Further information on the Group's environmental performance can be found on page 17 of the Annual Report.

Directors' meetings

The number of Directors' meetings (including meetings of Committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are detailed below –

	Board of Directors		Audit, Risk & Compliance Committee[2]		Audit & Risk Committee[2]		Compliance & Social Responsibility Committee[3]		Compensation Committee[4]		Related Party Committee[5]		Nominations Committee[6]		Other Committees[7]
	Meetings held while a Director	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meeting held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	Meetings held while a member	No. of meetings attended	No. of meetings attended
Directors in office at the end of the financial year															
D.M. Gonski, AO	6	6	–	–	–	–	1	1	4	4	7	7	1	1	–
J.R. Broadbent, AO	6	6	3	3	–	–	1	1	4	4	7	7	1	1	–
T.J. Davis	6	6	–	–	–	–	–	–	–	–	–	–	–	–	12
I. Finan[1]	6	6	3	3	1	1	1	1	–	–	–	–	–	–	–
G.J. Kelly[1]	6	5	–	–	–	–	–	–	4	4	–	–	–	–	–
W.M. King, AO	6	6	–	–	–	–	1	1	–	–	7	6	1	1	–
D.E. Meiklejohn	6	6	3	3	1	1	1	1	–	–	7	7	1	1	–
M.K. Ward, AO	6	6	3	3	1	1	–	–	4	4	7	7	1	1	1

1 Non-residents of Australia.

2 In October 2006, the responsibilities of the Audit, Risk & Compliance Committee were reallocated between the Audit & Risk Committee and the newly formed Compliance & Social Responsibility Committee (see 3 below). The Audit & Risk Committee continues to review matters relevant to control systems so as to effectively safeguard the Company's assets, accounting records held to comply with statutory requirements and other financial information. It consists of three non-executive Directors. Refer to the Corporate Governance section on pages 32 to 36 of the Annual Report for further details on this and other Committees.

3 This Committee reviews systems of control so as to effectively safeguard against contraventions of the Company's statutory responsibilities and to ensure there are policies and procedures in place to protect the Company's reputation as a responsible corporate citizen. It consists of five non-executive Directors.

4 This Committee reviews matters relevant to the remuneration of executive Directors and senior Company executives. It consists of four non-executive Directors.

5 This Committee reviews agreements and business transactions with related parties. It consists of five non-executive Directors who are not associated with a related party.

6 This Committee reviews the composition of the Board, including identifying suitable candidates for appointment to the Board and reviews general matters of corporate governance. It consists of five independent non-executive Directors.

7 Committees were created to attend to allotments of securities and administrative matters on behalf of the Board. A quorum for these Committees is any two Directors, or any one Director and the Chief Financial Officer.

Committee membership

As at the date of this Report, the Company had an Audit & Risk Committee, a Compliance & Social Responsibility Committee, a Compensation Committee, a Related Party Committee and a Nominations Committee of the Board of Directors.

Members acting on the committees of the Board during the year were –

Audit, Risk & Compliance (to October 2006)	Audit & Risk (from October 2006)	Compliance & Social Responsibility	Compensation	Related Party	Nominations
J.R. Broadbent, AO[1]	D.E. Meiklejohn[1]	J.R. Broadbent, AO[1]	M.K. Ward, AO[1]	D.M. Gonski, AO[1]	D.M. Gonski, AO[1]
I. Finan	I. Finan	D.M. Gonski, AO	D.M. Gonski, AO	J.R. Broadbent, AO	J.R. Broadbent, AO
D.E. Meiklejohn	M.K. Ward, AO	I. Finan	J.R. Broadbent, AO	W.M. King, AO	W.M. King, AO
M.K. Ward, AO		W.M. King, AO	G.J. Kelly	D.E. Meiklejohn	D.E. Meiklejohn
		D.E. Meiklejohn		M.K. Ward, AO	M.K. Ward, AO

1 Chairman of the relevant committee.

Directors' and officers' liability insurance

The Company has paid the premium for Directors' and officers' liability insurance in respect of Directors and executive officers of the Company and its controlled entities as permitted by the Corporations Act 2001. The terms of the policy prohibit disclosure of details of the insurance cover and premium.

Remuneration report

This remuneration report outlines the Director and executive remuneration arrangements of the Company and the Group in accordance with the requirements of the Corporations Act 2001 and its Regulations. It also provides the remuneration disclosures required by paragraphs Aus 25.4 to Aus 25.7.2 of AASB 124 "Related Party Disclosures", which have been transferred to the remuneration report in accordance with Corporations Regulation 2M.6.04. For the purposes of this report, key management personnel of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or otherwise) of the Company, and includes the five executives in the Company and the Group receiving the highest remuneration. The information contained in this report has been audited.

For the purposes of this report, the term 'executive' encompasses the senior executives, general managers and secretaries of the Company and the Group.

Compensation Committee

a) Function

The Compensation Committee is a Committee of the Board of Directors. Its functions are to review –

- issues relating to the remuneration of CCA's Group Managing Director, senior executives and non-executive Directors;
- senior executives succession planning; and
- general matters of remuneration and succession planning.

b) Membership

The Committee will be comprised of four non-executive Directors. The CCA Board will appoint the Chairman of the Committee.

c) Meetings

The Committee will meet at a minimum of three times per year. The normal meeting schedule will be four meetings per year, being in February, June, August and December. The Committee can also meet on such other occasions as deemed necessary by the Chairman. A quorum for meetings will be two members. CCA's Group Managing Director, Human Resources Director and Remuneration Manager will be in attendance for the meetings. The Chairman of the Committee will report the findings and recommendations of the Committee to the Board at its next meeting.

d) Responsibilities

Remuneration

On an annual basis, the Committee will –

- obtain data from external remuneration sources to ensure the Company's remuneration practices are in line with market conditions;
- review the Group Managing Director's remuneration package, incentive payments and termination arrangements and where appropriate make recommendation to the Board;
- review and approve all material remuneration components of senior executive remuneration packages and incentive payments (at CCA job grade C and above);
- review country retirement plans;
- review and approve senior executive variable incentive plan rules and participation for the forthcoming year (both annual cash plans and the Long Term Incentive Share Plan); and
- review and where appropriate make recommendations to the Board for changes to non-executive Director remuneration.

The Committee also reviews any appointments, terminations and changes to remuneration during the year for those senior executives reporting directly to the Group Managing Director.

Succession planning

On at least an annual basis, the Committee will review the succession plans for the Group Managing Director and senior executives.

e) Authority

With respect to remuneration –

- for senior executives, the Committee has the authority to approve remuneration, policies and procedures. Matters of significant importance will be referred to the Board; and
- recommendations on the Group Managing Director and non-executive Director remuneration will be referred to the Board.

With respect to succession planning –

- for senior executives, the Committee has the authority to approve. Matters of significant importance will be referred to the Board; and
- recommendations on the Group Managing Director succession planning will be referred to the Board.

Remuneration Policy

The Committee is responsible for reviewing the nature and amount of the Group Managing Director and senior executives' remuneration. In determining the composition and amount of the Group Managing Director and senior executives' remuneration, the Committee applies the Company's Remuneration Policy in which the main principles and practices are as follows –

- remuneration will be competitively set to attract, motivate and retain top calibre executives;
- remuneration will incorporate, to a significant degree, variable pay for performance elements, both short term and long term, which will –
  - link executive reward with the strategic goals and performance of the Group;
  - align the interests of executives with those of shareholders;
  - reward the Group Managing Director and senior executives for Group, business unit (where applicable) and individual performance against appropriate benchmarks and targets; and
  - ensure total remuneration is competitive by market standards;
- remuneration will be reviewed annually by the Compensation Committee through a process that considers Group, business unit and individual performance. The Committee will also consider pertinent advice from external consultants on current international and local market practices and will take account of market comparisons for similar roles together with the level of responsibilities of the individual;
- remuneration systems will complement and reinforce the Company's Code of Conduct and succession planning; and
- remuneration and terms and conditions of employment will be specified in an individual letter of employment and signed by the Company and the executive. The relationship of remuneration, potential annual incentive and long term incentive payments is established for each level of executive management by the Committee. For executives, the potential incentive payments as a proportion of total potential remuneration increase with seniority and responsibility in the organisation.

Remuneration structure

The Company's remuneration structure provides the flexibility to design individual remuneration packages for the Group Managing Director and executives based on their importance to the business and their potential to impact business performance.

The remuneration of the Group Managing Director and executives comprises fixed remuneration (includes both base salary and benefits) and at risk remuneration. At risk remuneration includes both short and long term incentives.

Remuneration report continued

Remuneration structure continued

The remuneration of non-executive Directors comprises base fees, Board Committee fees and superannuation guarantee where prescribed by law.

The Group Managing Director and senior executives' total remuneration is targeted at the 75th percentile of comparable positions in comparable companies, and this remuneration will only be achieved if the individual and Company performance targets are met.

The markets against which total remuneration is benchmarked will vary by position and total remuneration will be benchmarked to companies that are comparable to CCA. The Group Managing Director will continue to be benchmarked against other Australian and where applicable international companies comparable to CCA.

The Company's approach in recent years is to move to have a greater component of at risk remuneration for executives and for senior executives to have higher levels of shareholding in CCA. At risk remuneration as a percentage of total remuneration may vary depending on the importance of the individual to the business and their potential to impact on business performance.

Total remuneration is made up of –

- fixed remuneration (base salary, benefits such as superannuation); and
- at risk remuneration –
  - short term incentive; and
  - long term incentive.

a) Fixed remuneration

Fixed remuneration comprises base salary and benefits (including superannuation) and includes any applicable fringe benefits tax reflecting CCA's total cost to the Company approach. The base remuneration is determined on an individual basis, considering the size and scope of the role, the importance of the role to the Company and the competitiveness of the role in the market place.

Fixed remuneration also includes deferred remuneration payable under the terms of a service agreement, which is either a once only payment in cash or a once only award of CCA shares made at the completion of a specified employment period.

Fixed remuneration does not vary over the course of a year due to performance. Remuneration packages (including fixed components of base salaries and benefits and variable components) are reviewed annually, and there are no guaranteed increases to any remuneration component.

The Committee considers pertinent advice from external remuneration consultants on fixed remuneration (including base salary) taking account of international and local market practices and market comparisons for similar roles, together with the level of responsibility, performance and potential of the executive.

b) At risk remuneration

At risk remuneration comprises both short term (annual) and long term incentives. The annual incentive and long term incentive are an integral part of CCA's approach to competitive performance based remuneration. These at risk components of the Group Managing Director and senior executives' remuneration are intended to ensure an appropriate proportion of the remuneration is linked to growth in shareholder value and the achievement of key operational targets. The Group Managing Director and senior executives' remuneration is linked to performance through short and long term incentives as follows –

Short Term Incentive Plan (STIP)

The STIP provides the opportunity for executives to earn an annual cash incentive that is subject to the achievement of targets that are set at the beginning of the financial year. The Board annually invites the Group Managing Director and senior executives to participate in the STIP. Both on target and maximum STIP amounts are set by reference to the external market of CCA's appropriate peers. The incentives are valued in the executive's remuneration package at an on-target value, which assumes 100% achievement of the targets. Company performance targets are reviewed and approved by the Committee prior to the start of the year and are clearly defined and measurable.

The STIP aims to provide a focus on key objectives for each year, to emphasise team performance and to identify and reward individual contribution. Payments from the STIP are determined based on the performance of the Group or business unit and individual performance over the past year.

Group performance is based on achievement of volume and net operating profit after tax (NOPAT) targets against budget. Business unit performance is based on achievement of earnings before interest and tax targets against budget and where relevant for the business unit, achievement of volume targets against budget. These performance measures have been selected as they directly align the executives' reward to the key performance drivers of the Company. Individual performance is based on the achievement of pre-determined key performance indicators.

The Committee reviews annually the ongoing appropriateness of the STIP, the Plan rules and the degree of difficulty in meeting the targets. At the completion of the financial year, the Committee relies on audited financial results for calculating payments in accordance with the Plan rules. The Committee reviews the actual performance against the targets, considers individual performance and taking into account all material factors affecting the business, it approves all incentive payments for the past financial year prior to payment being made in March of the following financial year. The incentive is paid in cash for all countries with the exception of Australia, where 10% of the incentive earned up to target and 100% of any incentive earned over target (up to a maximum of 120%) is required to be sacrificed into CCA ordinary shares. An executive can also elect to have up to a further 15% of the earned incentive sacrificed into shares. Shares must remain in trust for twelve months, after which a participant may withdraw the shares.

Long Term Incentive Share Plan (LTISP)

The Board annually invites the Group Managing Director and senior executives to participate in the performance based LTISP. The LTISP was established in 2002, replacing both a long term cash incentive plan and subsequently the Executive Option Plan, which had no performance hurdles.

The LTISP creates a direct link between the financial performance of the Company, the value created for shareholders and the reward earned by key executives. In addition, the LTISP assists in retention of the senior executives and provides a mechanism for executives to increase their holding of shares, ensuring better alignment with shareholders. Both threshold and maximum LTISP amounts are set by reference to the external market of CCA's appropriate peer group of companies.

The LTISP offers the executive a right to an ordinary share in the Company, subject to the achievement of the applicable performance conditions –

- in respect of the 2002-2004 and 2003-2005 performance periods, the performance condition is based on Total Shareholder Return (TSR) measured over a performance period against a peer group of companies. The TSR hurdle was selected as it is widely accepted as one of the better indicators of shareholder value creation relative to other similar companies; and

Remuneration structure continued

Long Term Incentive Share Plan (LTISP) continued

- in respect of the 2004-2006, 2005-2007 and 2006-2008 performance periods, half of the award is subject to a TSR measure and half of the award is subject to the measurement of achievement of average annual growth in NOPAT over the period. The NOPAT hurdle was selected as it is a stretching and "line of sight" hurdle for the Plan participants, with achievement of the hurdle directly correlating to improved shareholder value. In determining whether the NOPAT hurdle has been achieved, appropriate adjustments will be made for movements in the issued capital of the Company resulting from the issue of new shares for acquisitions made by the Company or capital reconstructions such as buy-backs etc. Shares issued with respect to the acquisition of SPC Ardmona Ltd will give rise to a commensurate adjustment in the calculation of the applicable NOPAT hurdle under the 2005-2007 and 2006-2008 plans.

At the completion of the relevant plan period, an external consultant undertakes the TSR calculations in accordance with a pre-determined TSR methodology and the Plan rules. For those plans subject to a NOPAT performance measure, the Committee relies on audited financial results and the award of shares is calculated in accordance with the Plan rules. The Committee reviews the calculations and approves all awards prior to the shares being awarded.

Further detail on the performance conditions, peer groups, maximum awards and retesting is provided in the accompanying summary of the terms and conditions of the LTISP on pages 45 to 47. If the executive ceases to be employed before the end of the performance period by reason of death, disablement, retirement or redundancy, or for such other reason determined by the Board, the following proportion of shares offered to the executive in respect of that performance period will be allocated subject to the Board's discretion –

- if more than one-third of the performance period has elapsed, the number of shares to be allocated will be pro rated over the performance period and the performance condition will apply at the date of cessation of employment; and
- where less than one-third of the performance period has elapsed, none of the shares will be allocated.

In the event of a change of control of the Company prior to the end of a performance period, the threshold number of shares offered to the executive in respect of the performance period will be allocated to the executive irrespective of whether the performance condition has been satisfied.

Once shares have been allocated following the achievement of the performance conditions, there remains a restriction on executives disposing of a portion of shares allocated to them under the LTISP for two years after allocation in accordance with a prescribed scale. The restrictions on disposal will cease if an executive ceases employment and may be waived by the Board in special circumstances such as change of control or other events affecting the issued capital of the Company.

Any awards under the LTISP are made in accordance with the rules of the LTISP. The shares are offered to the executives at no cost. At the end of the performance period and subject to the satisfaction of the performance condition(s), any shares allocated will be acquired by the Plan trustee and under the Plan rules can either be acquired by purchase of shares on the Australian Securities Exchange (ASX) at the prevailing market price or by subscription for new shares at no cost to the executive. To date, all awards of shares earned by executives have been purchased on market.

Speculative trading

Under CCA's Policy of Dealing in CCA Shares, Directors and executives are prohibited in dealing in short term or speculative trading in the Company's shares and transactions in the derivative markets.

The prohibition on short term or speculative trading includes direct dealings in the Company's shares and transactions in the derivative markets involving exchange traded options, share warrants and similar instruments.

The entering into of all types of "protection arrangements" for any CCA shares (or CCA products in the derivatives markets) that are held directly or indirectly by Directors or senior management (including both in respect of vested and unvested shares in any Director or employee share plan) are prohibited at any time, irrespective of whether such protection arrangements are entered into during trading windows or otherwise.

The movement of shares during the reporting period held directly, indirectly or beneficially, by the Group Managing Director is disclosed in Note 33 of the financial statements.

CCA's financial performance

The following details CCA's financial performance over the last six years –

Year end 31 December	2001	2002	2003	2004	2005	2006
Total dividends (cents per share)	14.0	18.5	23.0	28.0	31.5	32.5
Capital return (cents per share)	40.0	–	–	–	–	–
Net operating profit after tax[1] ($M)	171.1	205.5	238.8	274.3	320.5	323.5
Share price at 31 December[2] ($)	5.98	5.27	6.23	8.13	7.71	7.76

1 Net profit before significant items. 2001 excludes $30.2 million profit relating to the Philippines operation.

2 Share price at 31 December 2000 was $4.68.

Remuneration report continued

Remuneration structure continued

CCA's share price against the ASX All Industrials Top 100 (ASX 100) for the last six years is as follows –


CCA Share Price Appreciation
S&P/ASX 100 Appreciation
CCA share price vs S&P/ASX 100 cumulative appreciation (%)
140
120
100
80
60
40
20
0
-20
CCA share price $4.68 (1 Jan 2001)
CCA share price $7.76 (31 Dec 2006)
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Date

Data Source: Bloomberg

CCA's TSR against the ASX All Industrials Top 100 (ASX 100) for the last six years is as follows –


CCA Total Shareholder Return
ASX 100 Total Shareholder Return
CCA Total Shareholder Return vs ASX 100 Total Shareholder Return (%)
180
160
140
120
100
80
60
40
20
0
-20
Dec 00
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Date

Data Source: Bloomberg

Remuneration report continued

Remuneration structure continued

The following summarises the terms and conditions of each current plan within LTISP –

a) 2003-2005 Long Term Incentive Share Plan

Offered to	Group Managing Director and executives.
Period	1 January 2003 to 31 December 2005.
Performance condition	Component A – applies to all participants. None of the award will vest if CCA's TSR is below the 50th percentile of the peer group. Two thirds of the maximum award will vest if CCA's TSR is at the 50th percentile of the peer group (the threshold). Between the 50th percentile and 75th percentile, vesting increases on a straight line basis. The maximum award will vest if CCA's TSR is at or above the 75th percentile. Component B – not applicable. Component C – applies only to Group Managing Director (for details refer to the section on the Group Managing Director's employment contract).
Retesting	One year, at quarterly intervals.
Peer group	ASX 100 minus banks and financial services companies and mining and resources companies plus S&P's GICS Consumer Staples Companies with a market value greater than $300 million. The peer group is adjusted to remove any companies that are not members of the peer group at the end of the performance period. A total of 59 companies commenced in the peer group; these companies can be found in the peer group company listing on pages 48 and 49.
Performance	Component A – as at 31 December 2006, CCA ranked at the 20th percentile in the peer group and the Component did not vest at this date. Component C – at the end of the twelve month performance period, CCA ranked at the 52nd percentile in the peer group and the Component vested at 100% of the maximum award. With the plan retesting complete, no further awards will be made and the plan is now complete.

b) 2004-2006 Long Term Incentive Share Plan

Offered to	Group Managing Director and executives.
Period	1 January 2004 to 31 December 2006.
Performance condition	Two performance conditions exist, with half of the award subject to a TSR measure and half of the award subject to the achievement of average annual growth in NOPAT over the period. Component A – applies to all participants. None of the award will vest if CCA's TSR is below the 50th percentile of the peer group. Two thirds of the maximum award will vest if CCA's TSR is at the 50th percentile of the peer group (the threshold). Between the 50th percentile and 75th percentile, vesting increases on a straight line basis. The maximum award will vest if CCA's TSR is at or above the 75th percentile. Component B – applies to all participants. None of the award will be allocated unless the Company's average growth in NOPAT is 10% per annum over the performance period. If the Company's average growth is 10% per annum over the performance period, two-thirds of the maximum award will vest (the threshold). Between 10% and 15% per annum average growth, vesting increases on a straight line basis. The maximum award will vest if CCA's average growth is at or above 15% per annum. Component C – applies only to Group Managing Director (for details refer to the section on the Group Managing Director's employment contract).
Retesting	For the TSR performance measure, one year at quarterly intervals. There is no retesting of the NOPAT performance measure.
Peer group	ASX 100 minus banks and financial services companies and mining and resources companies plus S&P's GICS Consumer Staples Companies with a market value greater than $300 million. The peer group is adjusted to remove any companies that are not members of the peer group at the end of the performance period. A total of 58 companies commenced in the peer group; these companies can be found in the peer group company listing on pages 48 and 49.
Performance	Components A and B – as at 31 December 2006, for the TSR performance measure CCA ranked at the 21st percentile, with the TSR portion not vesting. For the NOPAT performance measure, CCA averaged 10.1% growth per annum during the period, and the NOPAT portion of the Component vested at 67.3% of the maximum award for Component B. Component C – at the end of the twelve month performance period for the TSR performance measure, CCA ranked at the 35th percentile and for the NOPAT performance measure, CCA achieved 16.4% growth per annum during the period, with the TSR portion of the Component not vesting and the NOPAT portion of the Component vesting at 50% of the maximum award.

Remuneration report continued

Remuneration structure continued

c) 2005-2007 Long Term Incentive Share Plan

Offered to	Group Managing Director and executives.
Period	1 January 2005 to 31 December 2007.
Performance condition	Two performance conditions exist, with half of the award subject to a TSR measure and half of the award subject to the achievement of average annual growth in NOPAT over the period. Component A – applies to all participants. None of the award will vest if CCA's TSR is below the 50th percentile of the peer group. 58.824% of the maximum TSR award will vest if CCA's TSR is at the 50th percentile of the peer group (the threshold). Between the 50th percentile and 70th percentile, vesting increases on a straight line basis. 88.235% of the maximum TSR award will vest if CCA's TSR is at the 70th percentile of the peer group. Between the 70th percentile and 75th percentile, vesting increases on a straight line basis. The maximum TSR award will vest if CCA's TSR is at or above the 75th percentile. Component B – applies to all participants. None of the award will be allocated unless the Company's average growth in NOPAT is 8% per annum over the performance period. 47.058% of the maximum NOPAT award will vest if the Company's average growth is 8% per annum. Between 8% and 9% annual average growth, vesting increases on a straight line basis. 58.824% of the maximum NOPAT award will vest if the Company's average growth is 9% per annum (the threshold). Between 9% and 10% annual average growth, vesting increases on a straight line basis. 70.588% of the maximum NOPAT award will vest if the Company's average growth is 10% per annum. Between 10% and 15% annual average growth, vesting increases on a straight line basis. The maximum NOPAT award will vest if the Company's average growth is at or above 15% per annum. In determining whether the NOPAT hurdle has been achieved, appropriate adjustments will be made for movements in the issued capital of the Company resulting from the issue of new shares for acquisitions made by the Company or capital reconstructions such as buy-backs etc. Shares issued with respect to the acquisition of SPC Ardmona Ltd will give rise to a commensurate adjustment in the calculation of the applicable NOPAT hurdle under the 2005-2007 plan. Component C – applies only to Group Managing Director (for details refer to the section on the Group Managing Director's employment contract).
Overall maximum award	The combined number of shares to be awarded under the TSR performance measure together with those awarded under the NOPAT performance measure cannot exceed 88.235% of the combined maximum awards under each individual performance measure.
Exceptional performance	If the TSR ranking exceeds the 70th percentile (subject to the SPC Ardmona Ltd adjustment detailed above) or if the average growth in NOPAT exceeds 15% per annum, a minimum of 58.824% of the maximum award of both the shares allocated under the TSR performance measure and the NOPAT performance measure will be awarded.
Retesting	For the TSR performance measure, two years at quarterly intervals. There is no retesting of the NOPAT performance measure.
Peer group	ASX 100 minus banks and financial services companies and mining and resources companies plus S&P's GICS Consumer Staples Companies with a market value greater than $300 million. The peer group is adjusted to remove any companies that are not members of the peer group at the end of the performance period, with 15 companies on the reserve list to replace those, which are removed. A total of 61 companies commenced in the peer group; these companies can be found in the peer group company listing on pages 48 and 49. Reserve list – Adelaide Brighton Limited, Austereo Group Limited, Coates Hire Limited, Corporate Express Australia Limited, David Jones Limited, FKP Property Group, Great Southern Plantations Limited, GWA International Limited, Ramsay Health Care Limited, Smorgon Steel Group Limited, Southern Cross Broadcasting (Australia) Limited, Spotless Group Limited, Transfield Services Limited, Veda Advantage Limited (formerly Baycorp Advantage Limited) and WorleyParsons Limited.
Performance	Components A and B – as at 31 December 2006, for the TSR performance measure CCA ranked at the 23rd percentile and for the NOPAT performance measure CCA achieved 7% average growth per annum during the period. Component C – at the end of the twelve month performance period, for the TSR performance measure CCA ranked at the 35th percentile and for the NOPAT performance measure CCA achieved 12.9% growth, with the TSR portion of the Component not vesting and the NOPAT portion of the Component vesting at 49.7% of the maximum award.

Remuneration structure continued

d) 2006-2008 Long Term Incentive Share Plan

Offered to	Group Managing Director and executives.
Period	1 January 2006 to 31 December 2008.
Performance condition	Two performance conditions exist, with half of the award subject to a TSR measure and half of the award subject to the achievement of average annual growth in NOPAT over the period. The 2006-2008 LTISP has been reviewed to better align company performance with executive reward, with the introduction of two peer groups for the TSR performance hurdle with peer group 1 reflecting comparable companies listed on the ASX and peer group 2 representing selected consumer staples and food, beverages and tobacco companies. Component A – applies to all participants. None of the award will vest if CCA's TSR is below the 50th percentile of the peer group. 72.5% of the maximum TSR award will vest if CCA's TSR is at the 50th percentile of the peer group (the threshold). If CCA's TSR is at the 55th percentile of the peer group, 87.5% of the maximum TSR will vest (and between the 50th percentile and 55th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 60th percentile of the peer group, 92.5% of the maximum TSR will vest (and between the 55th percentile and 60th percentile, vesting increases on a straight line basis). If CCA's TSR is at the 75th percentile of the peer group, 100% of the maximum TSR will vest (and between the 60th percentile and 75th percentile, vesting increases on a straight line basis). The maximum TSR award will vest if CCA's TSR is at or above the 75th percentile. Component B – applies to all participants. None of the award will be allocated unless the Company's average growth in NOPAT is 8% per annum over the performance period. 72.5% of the maximum NOPAT award will vest if the Company's average growth is 8% per annum. Between 8% and 9% annual average growth, vesting increases on a straight line basis. 87.5% of the maximum NOPAT award will vest if the Company's average growth is 9% per annum (the threshold). Between 9% and 10% annual average growth, vesting increases on a straight line basis. 92.5% of the maximum NOPAT award will vest if the Company's average growth is 10% per annum. Between 10% and 15% annual average growth, vesting increases on a straight line basis. 96.25% of the maximum NOPAT award will vest if the Company's average growth is 15% per annum. 100% of the maximum NOPAT award will vest if the Company's average growth is 16% per annum. Between 15% and 16% annual average growth, vesting increases on a straight line basis. The maximum NOPAT award will vest if the Company's average growth is at or above 16% per annum. In determining whether the NOPAT hurdle has been achieved, appropriate adjustments will be made for movements in the issued capital of the Company resulting from the issue of new shares for acquisitions made by the Company or capital reconstructions such as buy-backs etc. Shares issued with respect to the acquisition of SPC Ardmona Ltd will give rise to a commensurate adjustment in the calculation of the applicable NOPAT hurdle under the 2005-2007 and 2006-2008 plan.
Performance condition	Component C – applies only to Group Managing Director (for details refer to the section on the Group Managing Director's employment contract).
Exceptional performance	If the Company's earnings per share is greater than an average annual growth of 10% over the three year period, then a minimum of 72.5% of the maximum award of both the shares allocated under both the TSR performance measures (for both peer groups) and the NOPAT performance measure must be awarded. This is not an additional award but applies to the calculation of Components A and B above.
Retesting	For the TSR performance measure, one year at quarterly intervals. There is no retesting of the NOPAT performance measure.
Peer group	Two peer groups have been adopted to measure TSR performance with peer group 1 reflecting comparable companies listed on the ASX and peer group 2 representing selected consumer staples and food, beverages and tobacco companies. The 43 peer group 1 and 30 peer group 2 companies can be found in the peer group company listing on pages 48 and 49.
Performance	Components A and B – as at 31 December 2006, for the TSR performance measure, for peer group 1 CCA ranked at the 23rd percentile and for peer group 2 CCA ranked at the 50th percentile. For the NOPAT performance measure, CCA achieved 1% growth per annum during the period. Component C – at the end of the twelve month performance period, CCA achieved the performance detailed above, with half the TSR portion of Component C vesting, at 18.1% of the maximum Component C award. The NOPAT portion of the Component C does not vest.

Remuneration report continued

Remuneration structure continued

Peer group company listing

	Long Term Incentive Share Plan				
				2006-2008	
Company name	**2003-2005**	**2004-2006**	**2005-2007**	**Peer group 1**	**Peer group 2**
ABB Grain Limited			Yes		Yes
AGL Energy Limited	Yes	Yes	Yes	Yes	
Alinta Limited				Yes	
Altria Group Inc					Yes
Amcor Limited	Yes	Yes	Yes	Yes	
Ansell Limited	Yes	Yes	Yes	Yes	
APN News & Media Limited	Yes	Yes	Yes	Yes	
Aristocrat Leisure Limited	Yes	Yes	Yes	Yes	
ASX Limited	Yes	Yes			
Australian Agricultural Company Limited			Yes		Yes
Australian Pure Fruits Limited					Yes
AWB Limited	Yes	Yes	Yes		Yes
Billabong International Limited	Yes	Yes	Yes	Yes	
BlueScope Steel Limited	Yes	Yes	Yes	Yes	
Boral Limited	Yes	Yes	Yes	Yes	
Brambles Industries Limited	Yes	Yes	Yes	Yes	
BRL Hardy Limited	Yes				
Burns Philp & Company Limited	Yes	Yes	Yes		Yes
Chiquita Brands South Pacific Limited					Yes
Coca-Cola Amatil Limited	Yes	Yes	Yes	Yes	Yes
Cochlear Limited	Yes	Yes	Yes	Yes	
Cockatoo Ridge Wines Limited					Yes
Coles Group Limited	Yes	Yes	Yes		Yes
Computershare Limited	Yes	Yes	Yes	Yes	
Constellation Brands, Inc					Yes
CSL Limited	Yes	Yes	Yes	Yes	
CSR Limited	Yes	Yes	Yes	Yes	
DCA Group Limited			Yes	Yes	
Downer EDI Limited				Yes	
Evans & Tate Limited					Yes
Fairfax Media Limited	Yes	Yes	Yes	Yes	
FFI Holdings Limited					Yes
Foodland Associated Limited	Yes	Yes	Yes		
Foster's Group Limited	Yes	Yes	Yes		Yes
Futuris Corporation Limited	Yes	Yes	Yes		Yes
Goodman Fielder Limited	Yes				
GrainCorp Limited			Yes		Yes
Green's Foods Limited					Yes
Gunns Limited		Yes	Yes		
Harvey Norman Holdings Limited	Yes	Yes	Yes		
James Hardie Industries NV	Yes	Yes	Yes	Yes	
Jupiters Limited	Yes				
KH Foods Limited					Yes
Leighton Holdings Limited	Yes	Yes	Yes	Yes	
Lend Lease Corporation Limited	Yes	Yes	Yes		
Lion Nathan Limited	Yes	Yes	Yes		Yes

Remuneration report continued

Remuneration structure continued

Peer group company listing continued

	Long Term Incentive Share Plan				
				2006-2008	
Company name	**2003-2005**	**2004-2006**	**2005-2007**	**Peer group 1**	**Peer group 2**
Maryborough Sugar Factory Limited					Yes
Mayne Nickless Limited	Yes	Yes	Yes		
Mayne Pharma Limited				Yes	
McGuigan Simeon Wines Limited	Yes	Yes	Yes		Yes
Metcash Limited	Yes	Yes	Yes		Yes
MIA Group Limited	Yes				
Mirvac Group	Yes	Yes			
Namoi Cotton Co-operative Limited					Yes
National Foods Limited	Yes	Yes	Yes		
News Corporation	Yes	Yes	Yes		
OneSteel Limited	Yes	Yes	Yes	Yes	
Orica Limited	Yes	Yes	Yes	Yes	
Pacific Brands Limited			Yes	Yes	
PaperlinX Limited	Yes	Yes	Yes	Yes	
Patrick Corporation Limited	Yes	Yes	Yes	Yes	
Publishing & Broadcasting Limited	Yes	Yes	Yes	Yes	
Qantas Airways Limited	Yes	Yes	Yes	Yes	
Queensland Cotton Holdings Limited					Yes
ResMed Inc	Yes	Yes	Yes	Yes	
Ridley Corporation Limited	Yes	Yes	Yes		Yes
Rinker Group Limited		Yes	Yes		
Select Harvests Limited			Yes		Yes
Seven Network Limited	Yes				
Sigma Pharmaceuticals Limited		Yes	Yes	Yes	
Sims Group Limited		Yes	Yes	Yes	
Sonic Healthcare Limited	Yes	Yes	Yes	Yes	
Southcorp Limited	Yes	Yes	Yes		
SPC Ardmona Limited			Yes		
Symbion Health Limited				Yes	
TAB Limited	Yes	Yes			
Tabcorp Holdings Limited	Yes	Yes	Yes	Yes	
Tandou Limited					Yes
Tassal Group Limited					Yes
Tattersall's Limited				Yes	
Telecom Corporation of New Zealand Limited	Yes	Yes	Yes	Yes	
Telstra Corporation Limited	Yes	Yes	Yes	Yes	
Ten Network Holdings Limited	Yes	Yes	Yes	Yes	
Toll Holdings Limited	Yes	Yes	Yes	Yes	
Transurban Group	Yes	Yes	Yes	Yes	
UNiTAB Limited				Yes	
Warrnambool Cheese & Butter Factory Company Holdings Limited					Yes
Wesfarmers Limited	Yes	Yes	Yes	Yes	
West Australian Newspapers Holdings Limited	Yes	Yes	Yes	Yes	
Westfield Holdings Limited	Yes	Yes			
Woolworths Limited	Yes	Yes	Yes		Yes

Remuneration report continued

Summary of employment contracts

The following are details of the employment contracts for key management personnel (excluding non-executive Directors) –

T.J. Davis – Group Managing Director

Employment period	To 30 November 2009.
Remuneration package	The on-target remuneration package is comprised of a 40% fixed component and a 60% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, leave loading and Company product.
Short Term Incentive Plan	Ranges from on target being 75% of base salary, up to a maximum award of 180% of base salary.
Long Term Incentive Share Plan	Mr Davis has the following allocations of shares –

	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2002-2004 LTISP					
	A	154,500	119,892	34,608	–
2003-2005 LTISP					
	A	174,750	–	174,750	–
	C	100,000	100,000	–	–
		274,750	100,000	174,750	–
2004-2006 LTISP					
	A and B	174,750	58,833	28,542	87,375
	C	100,000	50,000	–	50,000
		274,750	108,833	28,542	137,375
2005-2007 LTISP					
	A	99,025	–	–	99,025
	B	99,025	–	–	99,025
	Maximum of A and B	174,750	–	–	174,750
	C	150,000	74,500	–	75,500
		324,750	74,500	–	250,250
2006-2008 LTISP					
	A – peer group 1	45,517	–	–	45,517
	A – peer group 2	45,517	–	–	45,517
	B	91,034	–	–	91,034
	Maximum of A and B	182,068	–	–	182,068
	C	137,932	25,000	–	112,932
		320,000	25,000	–	295,000

Component A – subject to the measurement of TSR. Component B – subject to the measurement of average annual growth in NOPAT. Component C – as part of Mr Davis' conditions of employment, it had been agreed that Mr Davis would be granted an award of options under the Executive Option Plan annually on 12 November 2003 to 2006 inclusive. Subsequently, the Board determined not to issue further non-hurdle based options to executives and executive Directors under the Executive Option Plan, and as a consequence Component C was offered in lieu. For the 2003-2005 plan, all of the shares are subject to the same performance measure as Component A and for the 2004-2006 plan onwards, one-half of the shares are subject to the same performance measure as Component A and one-half of the shares are subject to the same performance measure as Component B. The performance measures will be tested twelve months after the commencement date of the performance period and if the performance measures have been achieved at that date, the shares will be allocated to Mr Davis. For the 2003-2005 and 2004-2006 LTISP, a maximum of 100% of the Component C award is allocated if the minimum or greater than the minimum performance measure is achieved. If the performance measures have not been achieved at the end of the twelve month period, the standard performance period applicable to the relevant LTISP will then apply.

Remuneration report continued

Summary of employment contracts continued

T.J. Davis – Group Managing Director continued

Service agreement	The service agreement commenced on 12 November 2001 and expires 30 November 2009. As Mr Davis was in the employment of the Company on 11 November 2006, he received $1,000,000 (calculated as a deferred remuneration amount of $200,000 per annum for the five years he has been employed with the Company), with one-fifth of this amount having been disclosed on an annual basis. If Mr Davis is in the employment of the Company on 31 December 2007, he receives a payment of $335,000, if Mr Davis is in the employment of the Company on 31 December 2008, he receives a further payment of $335,000 and on completion of his service agreement on 30 November 2009 he receives a final payment under the agreement of $335,000.
Termination	If the Company terminates Mr Davis' employment (for circumstances other than those related to fraud, dishonesty or serious misconduct) after 11 November 2006 but before 31 December 2007, he receives a service agreement payment of $1,005,000 and if his employment is terminated after 31 December 2007 but before 31 December 2008, he receives a service agreement payment of $770,000 and if his employment is terminated after 31 December 2008 but before 30 November 2009, he receives a service agreement payment of $335,000. In addition, if the Company terminates Mr Davis' employment during calendar year 2007 (for circumstances other than those related to fraud, dishonesty or serious misconduct), he receives twenty four months of total remuneration less the number of months worked after 31 December 2006. If the Company terminates Mr Davis' employment after 31 December 2007 (for circumstances other than those related to fraud, dishonesty or serious misconduct), he receives twelve months of total remuneration.
Completion of employment period	Upon completion of the employment period at 30 November 2009, for those awards in the LTISP where the retesting has not completed, the Board will be able to allocate shares in circumstances where it would otherwise be unfair not to allocate shares. For those awards where the three year performance period will not have completed, Mr Davis will be eligible for a pro rata award. Any annual and long service leave will be paid in accordance with the Company policy on payment of leave due to involuntary termination.
Notice period by Company	Mr Davis will be given not less than twelve months notice as to the Company's intention to extend or not extend his service agreement.
Resignation	A minimum three months notice.

J.M. Wartig – Chief Financial Officer

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 48% fixed component and a 52% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, Employees Share Plan and Company product.
Short Term Incentive Plan	Ranges from on target being 50% of fixed salary, up to a maximum award of 89% of fixed salary.
Long Term Incentive Share Plan	Mr Wartig has the following allocations of shares –

	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006 LTISP	A and B	105,000	35,350	17,150	52,500
2005-2007 LTISP	A and B	105,000	–	–	105,000
2006-2008 LTISP	A and B	96,552	–	–	96,552

For the 2005-2007 LTISP, the maximum TSR award is 59,500 shares and the maximum NOPAT award is 59,500 shares; however, the combined maximum of both awards is 105,000 shares.

Service agreement	The service agreement commenced on 21 June 2004 and expires 21 June 2009. If Mr Wartig is in the employment of the Company on 21 June 2009, he receives $500,000 (calculated as a deferred remuneration amount of $100,000 per completed year of service for the five years he has been employed with the Company), with one-fifth of this amount having been disclosed on an annual basis.
Termination	If the Company terminates Mr Wartig's employment (for circumstances other than those related to fraud, dishonesty or serious misconduct) before 21 June 2009, he receives a lump sum service agreement payment of $500,000 and in addition he receives a maximum of twelve months of fixed remuneration (inclusive of both pay in lieu of notice and severance). This payment does not apply on expiry of the service agreement.
Resignation	A minimum three months notice.

Remuneration report continued

Summary of employment contracts continued

W.G. White – Managing Director, Australia

Length of contract: Open ended.

Remuneration package: The on-target remuneration package is comprised of a 52% fixed component and a 48% variable component. The Committee reviews the remuneration package annually.

Benefits: Superannuation, vehicle benefits, car-parking, leave loading, Employees Share Plan, club membership and Company product.

Short Term Incentive Plan: Ranges from on target being 67% of base salary, up to a maximum award of 209% of base salary.

Long Term Incentive Share Plan: Mr White has the following allocations of shares –

	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2002-2004 LTISP	A	49,650	38,528	11,122	–
2003-2005 LTISP	A	95,275	–	95,275	–
2004-2006 LTISP	A and B	115,275	38,809	18,828	57,638
2005-2007 LTISP	A and B	115,275	–	–	115,275
2006-2008 LTISP	A and B	106,000	–	–	106,000

For the 2005-2007 LTISP, the maximum TSR award is 65,323 shares and the maximum NOPAT award is 65,323 shares; however, the combined maximum of both awards is 115,275 shares.

Service agreement: The service agreement commenced on 1 November 2002. Under Mr White's original service agreement, he received a payment of $350,000 on 1 November 2005 after three years of employment with the Company. The current service agreement expires on 1 July 2010. If Mr White is in the employment of the Company on 31 October 2008, he receives 46,255 CCA shares, with one-third of this value disclosed on an annual basis. If Mr White is in the employment of the Company on 31 October 2009, he receives a further 19,823 CCA shares. If Mr White is in the employment of the Company on 1 July 2010, he receives a further 74,126 CCA shares. Mr White is entitled to receive the dividends on all of these shares prior to their vesting.

Termination: If the Company terminates Mr White's employment (for circumstances other than those related to fraud, dishonesty or serious misconduct) before 31 October 2008, he receives a service agreement award of 46,255 CCA shares. If the Company terminates his employment after 31 October 2008 but before 31 October 2009, he receives a service agreement award of 19,823 shares. If the Company terminates his employment after 31 October 2009 but before 1 July 2010, he receives a service agreement award of 74,126 shares. In addition, if the Company terminates Mr White's employment before 31 October 2009 (for circumstances other than those related to fraud, dishonesty or serious misconduct), he receives four months notice (or four months pay in lieu of notice) and twelve months of fixed remuneration.

Notice period by Company: Mr White will be given not less than twelve months notice as to the Company's intention to extend or not extend his service agreement.

Resignation: A minimum four months notice.

G. Adams – Managing Director, New Zealand & Fiji

Length of contract: Open ended.

Remuneration package: The on-target remuneration package is comprised of a 65% fixed component and a 35% variable component. The Committee reviews the remuneration package annually.

Benefits: Superannuation, vehicle benefits, Employees Share Plan, club membership and Company product.

Short Term Incentive Plan: Ranges from on target being 45% of base salary, up to a maximum award of 80% of base salary.

Long Term Incentive Share Plan: Mr Adams has the following allocations of shares –

	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006 LTISP	A and B	31,500	10,605	5,145	15,750
2005-2007 LTISP	A and B	31,500	–	–	31,500
2006-2008 LTISP	A and B	14,483	–	–	14,483

For the 2005-2007 LTISP, the maximum TSR award is 17,850 shares and the maximum NOPAT award is 17,850 shares; however, the combined maximum of both awards is 31,500 shares.

Service agreement: None.

Summary of employment contracts continued

G. Adams – Managing Director, New Zealand & Fiji continued

Termination	If the Company terminates Mr Adams' employment during his New Zealand assignment (for circumstances other than those related to fraud, dishonesty, serious misconduct or unacceptable performance) and no suitable alternative position is available, he is entitled to three months of fixed remuneration in lieu of both notice and severance (calculated at CCA's current policy of one month notice and one month for every year of completed service with CCA).
Resignation	A minimum one month notice.

P. Kelly – Managing Director, Asia

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 55% fixed component and a 45% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, leave loading, Employees Share Plan, club membership and Company product.
Short Term Incentive Plan	Ranges from on target being 50% of base salary, up to a maximum award of 125% of base salary.
Long Term Incentive Share Plan	Mr Kelly has the following allocations of shares –

	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2002-2004 LTISP	A	5,400	4,190	1,210	–
2003-2005 LTISP	A	25,725	–	25,725	–
2004-2006 LTISP	A and B	34,500	11,615	5,635	17,250
2005-2007 LTISP	A and B	35,250	–	–	35,250
2006-2008 LTISP	A and B	44,138	–	–	44,138

For the 2005-2007 LTISP, the maximum TSR award is 19,975 shares and the maximum NOPAT award is 19,975 shares; however, the combined maximum of both awards is 35,250 shares.

Service agreement	None.
Termination	If the Company terminates Mr Kelly's employment due to his position being redundant and no suitable alternative position is available, he is entitled to a minimum of one month notice and twelve months of fixed remuneration.
Resignation	A minimum one month notice.

R. Randall – Managing Director, South Korea

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 74% fixed component and a 26% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, Employees Share Plan, club membership, Company product, expatriate benefits including medical, subsidised housing and utilities, home leave, school fees, host country allowance and environmental allowance.
Short Term Incentive Plan	Ranges from on target being 50% of base salary, up to a maximum award of 113% of base salary.
Long Term Incentive Share Plan	Mr Randall has the following allocations of shares –

	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2003-2005 LTISP	A	10,500	–	10,500	–
2004-2006 LTISP	A and B	15,000	5,050	2,450	7,500
2005-2007 LTISP	A and B	12,000	–	–	12,000
2006-2008 LTISP	A and B	20,690	–	–	20,690

For the 2005-2007 LTISP, the maximum TSR award is 6,800 shares and the maximum NOPAT award is 6,800 shares; however, the combined maximum of both awards is 12,000 shares.

Service agreement	None.
Termination	If the Company terminates Mr Randall's employment during his South Korean assignment (for circumstances other than those related to fraud, dishonesty, serious misconduct or unacceptable performance) and no suitable alternative position is available, he is entitled to seven months of fixed remuneration in lieu of both notice and severance (calculated at CCA's current policy of one month notice and one month for every year of completed service with CCA).
Resignation	A minimum one month notice.

Remuneration report continued

Summary of employment contracts continued

J. Seward – Managing Director, Indonesia & PNG

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 69% fixed component and a 31% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, Employees Share Plan, club membership, Company product, expatriate benefits including medical, subsidised housing and utilities, home leave, school fees, host country allowance and environmental allowance.
Short Term Incentive Plan	Ranges from on target being 55% of base salary, up to a maximum award of 101% of base salary.
Long Term Incentive Share Plan	Mr Seward has the following allocations of shares –

	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2004-2006 LTISP	A and B	36,000	12,120	5,880	18,000
2005-2007 LTISP	A and B	36,000	–	–	36,000
2006-2008 LTISP	A and B	37,241	–	–	37,241

For the 2005-2007 LTISP, the maximum TSR award is 20,400 shares and the maximum NOPAT award is 20,400 shares; however, the combined maximum of both awards is 36,000 shares.

Service agreement	None.
Termination	If the Company terminates Mr Seward's employment during his Indonesian assignment (for circumstances other than those related to fraud, dishonesty, serious misconduct or unacceptable performance) and no suitable alternative position is available, he is entitled to a minimum of nine months of fixed remuneration in lieu of both notice and severance (calculated at CCA's current policy of one month notice and one month for every year of completed service with the Coca-Cola System).
Resignation	A minimum two months notice.

N. Garrard – Managing Director, SPC Ardmona, Australia

Length of contract	Open ended.
Remuneration package	The on-target remuneration package is comprised of a 58% fixed component and a 42% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, Employees Share Plan and Company product.
Short Term Incentive Plan	Ranges from on target being 50% of fixed salary, up to a maximum award of 97.5% of fixed salary.
Long Term Incentive Share Plan	Mr Garrard has the following allocations of shares –

	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2005-2007 LTISP	A and B	42,000	–	–	42,000
2006-2008 LTISP	A and B	38,621	–	–	38,621

For the 2005-2007 LTISP, the maximum TSR award is 23,800 shares and the maximum NOPAT award is 23,800 shares; however, the combined maximum of both awards is 42,000 shares.

Service agreement	None.
Completion payment	If Mr Garrard is an employee on the two year anniversary of the purchase by CCA of all of the shares in SPC Ardmona Limited, CCA will pay him a completion bonus of $250,000 before tax, provided that his performance has been to an acceptable standard. If Mr Garrard leaves the employment of CCA after twelve months but before the two year anniversary date, CCA will pay him $125,000 before tax.
Termination	If the Company terminates Mr Garrard's employment (for circumstances other than those related to fraud, dishonesty or serious misconduct), he is entitled to three months notice and twelve months of fixed remuneration.
Resignation	A minimum three months notice.

Remuneration report continued

Summary of employment contracts continued

M. Clark – General Manager, Grinders Coffee Business, Australia

Length of contract	From 1 January 2006 to 31 July 2006.
Remuneration package	The on-target remuneration package is comprised of a 73% fixed component and a 27% variable component. The Committee reviews the remuneration package annually.
Benefits	Superannuation, vehicle benefits, car-parking, leave loading, Employees Share Plan, club membership and Company product.
Short Term Incentive Plan	Ranges from on target being $150,000 of base salary, up to a maximum award of $267,300 of base salary.
Service agreement	The service agreement expired on 31 July 2005; however, the termination arrangement detailed below applies.
Termination	If the Company terminates Mr Clark's employment (for circumstances other than those related to fraud, dishonesty or serious misconduct) before 31 July 2006, his termination benefit amounts to twelve months of fixed remuneration reduced by the number of months worked after 31 July 2005. If the Company terminates Mr Clark's employment on or after 31 July 2006, in leaving the Company he will receive no severance payment other than the normal statutory leave amounts owing, together with his contract sum already disclosed in prior year remuneration reports of $700,000 for service to 31 December 2001, superannuation, service gratuity, and any pro rata incentive payment due. If the Company terminates Mr Clark's employment in the first twelve months, his termination benefit amounts to twelve months of fixed remuneration reduced by the number of months worked after 1 August 2006.
Length of contract	From 7 August 2006 to 31 July 2008.
Remuneration package	The on-target remuneration package is comprised of a 67% fixed component and a 33% variable component. There is no review of the remuneration package.
Benefits	N/a
Short Term Incentive Plan	$200,000 per annum for two years, payable in one amount of $400,000 on 31 July 2008 if the pre-determined key performance indicators have been successfully achieved. This amount will not be payable if, for whatever reason the two year fixed term of employment is not completed.
Long Term Incentive Share Plan	Mr Clark has the following allocations of shares –

	Component	Maximum	Vested amount	Lapsed amount	Unvested (maximum)
2002-2004 LTISP	A	42,750	33,174	9,576	–
2003-2005 LTISP	A	86,725	–	86,725	–
2004-2006 LTISP	A and B	67,500	22,725	11,025	33,750
2005-2007 LTISP	A and B	32,280	–	–	32,280

For the 2005-2007 LTISP, the maximum TSR award is 18,292 shares and the maximum NOPAT award is 18,292 shares; however, the combined maximum of both awards is 32,280 shares.

Resignation	A minimum one month notice.

Remuneration of non-executive Directors

The remuneration of non-executive Directors takes into account the size and complexity of CCA's operations, their responsibility for the stewardship of the Company and their workloads. It comprises Directors' fees (base plus Board Committee fees), superannuation contributions and retirement benefits.

Total non-executive Directors' fees are not to exceed the annual limit of $1.5 million as previously approved by shareholders. Based on advice received from external remuneration consultants (via the Compensation Committee), non-executive Director fees are set and approved by the executive Director.

No element of the non-executive Director's remuneration is performance related.

The current annual Directors' fees payable to non-executive Directors for the year ended 31 December 2006 are as follows –

	$
Chairman	346,700
Director (base fee)	115,550
Chairman – Audit, Risk & Compliance Committee	17,350
Member – Audit, Risk & Compliance Committee	11,550
Chairman – Compensation Committee	11,550
Member – Compensation Committee	6,950

Committee fees for the Compliance & Social Responsibility Committee will commence from 1 January 2007.

No fees are payable in respect of membership of any other Board Committees.

Remuneration report continued

Remuneration of non-executive Directors continued

From 1 July 2003, the non-executive Directors agreed to apply a minimum of 25% (and up to 100%) of their Directors' fees to purchase ordinary shares in the Company. The shares are purchased on market following the announcement of the Company's half year and annual results. The trustee of the Non-executive Directors' Share Plan will hold the shares until the beneficiary ceases to be a Director of the Company.

There is no current scheme for the payment of retirement benefits. However, pursuant to the resolution passed at the Annual General Meeting held 3 May 2006, the accrued benefits under the prior scheme that was terminated as at 31 December 2002 were indexed against the movement in Average Weekly Ordinary Time Earnings from 1 January 2003 to 3 May 2006 and 152,236 shares in the Company were purchased at $6.8495 per share on 6 May 2006. The shares are held by the trustee of the Non-executive Directors' Retirement Share Trust until such time that the relevant Director ceases to be a Director of the Company. The Directors are entitled to receive dividends or other distributions relating to the shares, however, each applicable non-executive Director has agreed to reinvest all dividends receivable on the relevant shares under the Company's Dividend Reinvestment Plan. All consequent shares will be held by the Trustee of the Non-executive Directors' Retirement Share Trust and the Directors have agreed that they will not require the Trustee to transfer those shares to them until the time of his or her retirement.

Where applicable, contributions required under superannuation guarantee legislation are made on behalf of the Directors.

Remuneration of key management personnel

The details of each key management personnel's remuneration and the five named executives receiving the highest remuneration for the CCA Group and CCA Entity during the financial year are set out below –

		Short term			**Post employment**		**Other long term**	**Termination**[7]	**Share based payments**				**Total performance related**
	Year	Salary and fees[1] $	STIP[2] $	Non-monetary benefits[3] $	Superannuation[4] $	Retirement benefits[5] $	Deferred remuneration[6] $	$	LTISP[8] $	ESP[9] $	Options/ other[10] $	Total $	%
Directors													
D.M. Gonski, AO	**2006**	**346,700**	–	–	**12,413**	**24,019**	–	–	–	–	–	**383,132**	–
Chairman (non-executive)	2005	322,500	–	–	11,862	30,157	–	–	–	–	–	364,519	–
J.R. Broadbent, AO	**2006**	**139,850**	–	–	**12,363**	**8,799**	–	–	–	–	–	**161,012**	–
Director (non-executive)	2005	130,075	–	–	11,707	11,047	–	–	–	–	–	152,829	–
T.J. Davis[11]	**2006**	**1,537,583**	**1,602,672**	**243,902**	**628,051**	–	**212,650**	–	**1,321,933**	–	–	**5,546,791**	**53**
Director and Group Managing Director	2005	1,337,583	1,000,000	163,675	545,358	–	258,617	–	1,266,446	–	–	4,571,679	50
I. Finan[12]	**2006**	**127,100**	–	–	**11,439**	–	–	–	–	–	–	**138,539**	–
Director (non-executive)	2005	46,728	–	–	4,206	–	–	–	–	–	–	50,934	–
G.J. Kelly	**2006**	**122,500**	–	–	**11,025**	–	–	–	–	–	–	**133,525**	–
Director (non-executive)	2005	116,551	–	–	10,490	–	–	–	–	–	–	127,041	–
W.M. King, AO	**2006**	**115,550**	–	–	**10,400**	**1,825**	–	–	–	–	–	**127,775**	–
Director (non-executive)	2005	107,500	–	–	9,675	2,292	–	–	–	–	–	119,467	–
D.E. Meiklejohn[12]	**2006**	**127,100**	–	–	**11,439**	–	–	–	–	–	–	**138,539**	–
Director (non-executive)	2005	97,510	–	–	8,776	–	–	–	–	–	–	106,286	–
M.K. Ward, AO	**2006**	**138,650**	–	–	**12,309**	**8,678**	–	–	–	–	–	**159,637**	–
Director (non-executive)	2005	129,000	–	–	11,610	10,895	–	–	–	–	–	151,505	–
Former Director													
H.A. Schimberg	2005	69,228	–	–	–	–	–	–	–	–	–	69,228	–
Total Directors	**2006**	**2,655,033**	**1,602,672**	**243,902**	**709,439**	**43,321**	**212,650**	–	**1,321,933**	–	–	**6,788,950**	
Total Directors	2005	2,356,675	1,000,000	163,675	613,684	54,391	258,617	–	1,266,446	–	–	5,713,488	

Refer to pages 57 and 58 for footnote details.

Remuneration report continued

Remuneration of key management personnel continued

		Short term			Post employment		Other long term	Termination[7]	Share based payments				Total performance related
	Year	Salary and fees[1] $	STIP[2] $	Non-monetary benefits[3] $	Superannuation[4] $	Retirement benefits[5] $	Deferred remuneration[6] $	$	LTISP[8] $	ESP[9] $	Options/other[10] $	Total $	%
Executives													
J.M. Wartig Chief Financial Officer	**2006**	**653,083**	**300,000**	**91,422**	**133,432**	–	**87,652**	–	**408,116**	**19,592**	–	**1,693,297**	**42**
	2005	626,667	292,000	118,070	12,000	–	83,198	–	281,471	18,800	–	1,432,206	40
W.G. White Managing Director, Australia	**2006**	**520,333**	**665,712**	**149,715**	**166,046**	–	–	–	**448,054**	**14,916**	**176,909**	**2,141,685**	**52**
	2005	491,422	240,000	133,995	102,399	–	95,804	–	430,950	14,511	46,805	1,555,886	43
G. Adams Managing Director, New Zealand & Fiji	**2006**	**250,166**	**73,270**	**45,686**	**45,281**	–	–	–	**103,764**	**7,505**	–	**525,672**	**34**
	2005	265,504	–	58,349	39,713	–	–	–	84,441	4,013	–	452,020	19
P. Kelly[12] Managing Director, Asia	**2006**	**395,350**	**264,581**	**91,050**	**158,383**	–	–	–	**151,142**	**11,827**	–	**1,072,333**	**39**
	2005	143,639	150,000	24,116	68,506	–	–	–	53,282	4,608	433	444,584	46
R. Randall[12&13] Managing Director, South Korea	**2006**	**259,382**	**128,019**	**445,931**	**54,236**	–	–	–	**63,018**	**7,781**	–	**958,367**	**20**
	2005	101,481	–	206,402	13,280	–	–	–	24,364	2,595	295	348,417	7
J. Seward[12&13] Managing Director, Indonesia & PNG	**2006**	**286,214**	**94,543**	**616,427**	**53,306**	–	–	–	**145,260**	**8,586**	–	**1,204,336**	**20**
	2005	267,485	136,631	448,421	40,626	–	–	–	96,504	7,694	–	997,361	23
N. Garrard[12] Managing Director, SPC Ardmona, Australia	**2006**	**736,623**	**401,500**	–	**12,139**	–	**125,000**	–	**104,251**	**22,099**	–	**1,401,612**	**36**
	2005	604,167	150,000	–	9,931	–	104,167	–	54,460	6,651	–	929,376	22
M. Clark[14] General Manager, Grinders Coffee Business, Australia	**2006**	**432,414**	**87,500**	**115,675**	**85,764**	–	–	**404,762**	**133,319**	**8,095**	–	**1,267,529**	**17**
	2005	462,600	115,000	213,308	51,984	–	–	–	246,801	13,878	21,328	1,124,899	32
Former executive													
D.P. Westall[13] Managing Director, South Korea	2005	149,201	–	364,124	20,888	–	–	342,912	–	–	5,460	882,585	–
Total executives	**2006**	**3,533,565**	**2,015,125**	**1,555,906**	**708,587**	–	**212,652**	**404,762**	**1,556,924**	**100,401**	**176,909**	**10,264,831**	
Total executives	2005	3,112,166	1,083,631	1,566,785	359,327	–	283,169	342,912	1,272,273	72,750	74,321	8,167,334	
Total remuneration	**2006**	**6,188,598**	**3,617,797**	**1,799,808**	**1,418,026**	**43,321**	**425,302**	**404,762**	**2,878,857**	**100,401**	**176,909**	**17,053,781**	
Total remuneration	2005	5,468,841	2,083,631	1,730,460	973,011	54,391	541,786	342,912	2,538,719	72,750	74,321	13,880,822	

Remuneration amounts are calculated over the period in which the individual held the key management position.

1 Director's fees include amounts contributed to the Non-executive Directors' Share Plan. Fees for non-executive Directors includes Committee fees.

2 Short Term Incentive Plan (STIP).

3 Non-monetary benefits includes the value of vehicle benefits, club membership, Company product and where applicable expatriate benefits. In the case of Mr Clark, interest paid up to 31 July 2006, on certain loans held independently with a financial institution is also included.

4 Includes notional and actual contributions to superannuation.

5 Represents the nominal value of the accrued retirement benefit to 3 May 2006, being the date of the 2005 Annual General Meeting at which a resolution was passed to convert the accrued benefits at this date into CCA shares less the present value (as required by Australian Accounting Standards) of the amount accrued as at 31 December 2005. The movement in the nominal value from 31 December 2005 to 3 May 2006 for each director was Mr Gonski $9,478, Ms Broadbent $3,472, Mr King $720 and Mr Ward $3,424.

6 Represents the estimated present value of the accrued benefit payable under the terms of the service agreement less amounts accrued in the prior periods.

7 Termination benefits include payments for severance and unused leave benefits paid upon termination. Amounts shown exclude amounts previously disclosed in remuneration.

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Remuneration of key management personnel continued

8 Long Term Incentive Share Plan (LTISP). Represents the estimated fair value of shares offered in the Plan calculated by multiplying the threshold number of shares by the fair value of the shares at grant date and amortised over the performance period. The plans have been valued using the Monte Carlo simulation methodology. This methodology calculates the fair value of performance rights based on the share price at grant date and assumptions for the expected risk free rate of interest for the performance period, the volatility of the share price returns, the dividend entitlements and performance conditions of the plans.

	Component A – TSR			Component B – NOPAT			Component C – Mr Davis	
	Mr Davis $	Mr Garrard $	All other executives $	Mr Davis $	Mr Garrard $	All other executives $	TSR $	NOPAT $
2003-2005	4.75	–	4.76	–	–	–	–	–
2004-2006	5.61	–	5.41	6.34	–	6.19	6.69	6.74
2005-2007	7.67	7.50	8.16	6.94	7.17	7.63	8.62	7.42
2006-2008 peer group 1	3.85	4.18	4.18	6.23	6.18	6.18	4.22	6.84
2006-2008 peer group 2	4.49	4.50	4.50	n/a	n/a	n/a	4.97	n/a

The NOPAT portion under Component C for the 2005-2007 LTISP due to Mr Davis vested at 31 December 2005 and having met the target, 74,500 shares were purchased in early 2006. The shares have been valued in the current period at the purchase price of $6.9399 less the amount accrued in the prior periods.

The NOPAT portion under Component C for the 2004-2006 LTISP due to Mr Davis vested at 31 December 2004 and having met the target, 50,000 shares were purchased in early 2005. These shares have been valued in the prior period at the purchase price of $8.243 less the amount accrued in the prior periods.

50% of the TSR portion under Component C for the 2006-2008 LTISP due to Mr Davis vested at 31 December 2006 and having met the target, 25,000 shares will be purchased in early 2007.

The Component B for the 2004-2006 LTISP vested at 31 December 2006 at 67.3% of the maximum award. The shares due to key management personnel will be purchased in early 2007. The following share awards will be made –

Mr Davis	58,833	Mr Kelly	11,615
Mr Wartig	35,350	Mr Randall	5,050
Mr White	38,809	Mr Seward	12,120
Mr Adams	10,605	Mr Clark	22,725.

9 Employees Share Plan (ESP) represents the Company's matching contribution.

10 Since 1 January 2003, share options are no longer awarded. The option value was determined using the Binomial Option Valuation Model. The value of options is included to comply with the Corporations Act 2001 and has not been expensed by the Company. All options previously awarded have been fully amortised in remuneration at the end of 2005 The percentage of remuneration comprising options in 2005 for each executive, where applicable, is less than 1% other than Mr White at 1% and Mr Clark at 2%. An amount of $176,909 (2005: $25,694) is included for other share based payments, which represent the amortised amount for the period of the shares purchase in respect of the service agreement for Mr White. The Executive Salary Sacrifice Share Plan holds these shares until they vest.

11 In relation to the accrued amount for the LTISP for Mr Davis of $1,321,933 in accordance with the valuations detailed in footnote 8, it should be noted that the only LTISP award to Mr Davis for the 2006 financial year will be 83,833 shares. Therefore, the value for 2006 was only $650,544 (based on the closing share price on 31 December 2006).

12 2005 comparatives are calculated from the date the individual was appointed to the key management position.

13 Messrs Randall, Seward and Westall were remunerated in USD whilst in Asia. These amounts were converted to AUD at the weighted average exchange rate for the financial year AUD/USD 0.7531 (2005: AUD/USD 0.7630).

14 Mr Clark was appointed General Manager, Grinders Coffee Business on 1 September 2005; for the period from 1 January to 31 August 2005, he was in the position of Business Development Director.

The percentage of cash grants vested to the maximum cash award available under the STIP during the financial year is set out below –

	2006 %	2005 %
Director		
T.J. Davis	**58**	51
Executives		
J.M. Wartig	**44**	40
W.G. White	**61**	50
G. Adams	**37**	–
P. Kelly	**53**	40
R. Randall	**44**	–
J. Seward	**34**	52
N. Garrard	**49**	21
M. Clark	**33**	39

The cash grants will be paid in early 2007.

There is no retesting of this plan and the unvested portion is forfeited.

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Remuneration of key management personnel continued

LTISP entitlements

Participation in the LTISP is consistent with those aspects of the Plan already detailed in this report. All senior executive participation is governed by Company policy and the Plan trust deed. Shares are awarded to participants at the end of the relevant performance period and only to the extent that the performance conditions are satisfied. Under the trust deed, shares may be awarded to participants where employment is terminated prior to the completion of the performance period and more than one-third of the performance period has elapsed. The Board in its discretion has determined that if the executive's performance has been of an acceptable standard, the terms and conditions of the relevant performance period will apply as at the date employment ceases.

Shares are fully vested at the end of the performance period, once the prescribed target has been achieved. A portion of these shares must be held in the Plan for two years. The amount to be held is determined by a prescribed scale dependent on the level achieved.

The following outlines the minimum and maximum level of participation for key management personnel in current offers under the LTISP –

	2004-2006		2005-2007		2006-2008	
Number of ordinary shares in CCA offered in the LTISP	**Min.**	**Max.**	**Min.**	**Max.**	**Min.**	**Max.**
Director						
T.J. Davis[1&2]	108,250	137,375	166,500	250,250	207,000	295,000
Executives						
J.M. Wartig[2]	35,000	52,500	70,000	105,000	70,000	96,552
W.G. White[2]	38,425	57,638	76,850	115,275	76,850	106,000
G. Adams[2]	10,500	15,750	21,000	31,500	10,500	14,483
P. Kelly[2]	11,500	17,250	23,500	35,250	32,000	44,138
R. Randall[2]	5,000	7,500	8,000	12,000	15,000	20,690
J. Seward[2]	12,000	18,000	24,000	36,000	27,000	37,241
N. Garrard	–	–	28,000	42,000	28,000	38,621
M. Clark[2]	22,500	33,750	21,520	32,280	–	–

1 Mr Davis received an award from the 2004-2006 LTISP for 50,000 shares in 2005, an award from the 2005-2007 LTISP for 74,500 shares in 2006 and an award from the 2006-2008 LTISP for Component C of 25,000 shares which will be purchased early in 2007.

2 The NOPAT performance measure of the 2004-2006 LTISP was achieved and accordingly the following share awards will be made –

Mr Davis	58,833	Mr Kelly	11,615
Mr Wartig	35,350	Mr Randall	5,050
Mr White	38,809	Mr Seward	12,120
Mr Adams	10,605	Mr Clark	22,725.

The following outlines the estimated minimum and maximum value of the unamortised amount to be expensed in future financial years –

	2004-2006		2005-2007		2006-2008	
Value of ordinary shares in CCA offered in the LTISP	**Min. $**	**Max. $**	**Min. $**	**Max. $**	**Min. $**	**Max. $**
Director						
T.J. Davis	–	163,391	661,419	1,305,906	931,315	1,217,004
Executives						
J.M. Wartig	–	94,675	520,754	536,702	301,339	383,385
W.G. White	–	103,942	571,714	589,230	330,827	420,901
G. Adams	–	28,403	156,226	161,011	45,203	57,507
P. Kelly	–	31,108	174,824	180,178	137,752	175,265
R. Randall	–	13,525	59,514	61,337	64,570	82,158
J. Seward	–	32,460	178,544	184,012	116,228	147,876
N. Garrard	–	–	192,920	199,150	120,534	153,356
M. Clark	–	60,863	160,094	164,997	–	–

The value is based on the estimated fair value of shares offered in the Plan at grant date.

Remuneration report continued

Remuneration of key management personnel continued

LTISP entitlements continued

Awards granted or vested under LTISP during the financial year are set out below –

2006	Plan year	Shares awarded	% of maximum	% Forfeited
Director				
T.J. Davis	2004-2006	58,833	67	33
T.J. Davis[1]	2006-2008	25,000	72	–
Executives				
J.M. Wartig	2004-2006	35,350	67	33
W.G. White	2004-2006	38,809	67	33
G. Adams	2004-2006	10,605	67	33
P. Kelly	2004-2006	11,615	67	33
R. Randall	2004-2006	5,050	67	33
J. Seward	2004-2006	12,120	67	33
M. Clark	2004-2006	22,725	67	33

1 The Component C TSR (peer group 2) performance hurdle was achieved as at 31 December 2006 with 25,000 shares being allocated.
The maximum award under this performance hurdle is 34,483; therefore, the remaining 9,483 shares are subject to the standard performance period.

These shares will be purchased in early 2007.

Awards granted under LTISP are made at no cost to the employee.

There were no amounts in respect of options included in remuneration in this financial year. The terms and conditions of each grant of options affecting remuneration in the prior financial year are as follows –

Grant date	Expiry date	Exercise price $	Value per option at grant date $	Exercise date
6 June 2001	31 July 2004	$4.25	$1.28	19 March 2004
17 August 2001	17 August 2011	$5.44	$1.46	17 August 2004
24 April 2002	31 July 2004	$6.12	$1.14	19 March 2004
16 August 2002	16 August 2007	$6.33	$1.17	16 August 2005
1 November 2002	1 November 2007	$5.18	$0.95	1 November 2005

No options have been issued by the Company since 1 November 2002.

No performance conditions were attached to the grant of options.

The fair values of options have been determined using the Binomial Option Valuation Model, and take into account the following major assumptions –

	Options granted in	
Range of average	2002	2001
Life of options	4.0 to 5.0 years	4.0 years
Volatility of share price	24%	41%
Dividend rate	4%	4%

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Remuneration of key management personnel continued

Options held by key management personnel

No options were exercised during the 2006 financial year. Options exercised in the prior financial year are set out below –

2005	No. of exercised	Exercise price $	Amount paid $
Director			
T.J. Davis	200,000	6.12	1,224,000
Executives			
P. Kelly	32,000	6.49	207,680
P. Kelly	47,400	5.44	257,856
P. Kelly	27,000	6.33	170,910
R. Randall	11,300	6.49	73,337
R. Randall	23,400	2.97	69,498
R. Randall	19,300	5.44	104,992
Former executive			
D. Westall	4,700	4.53	21,291
D. Westall	10,000	6.49	64,900
D. Westall	22,400	2.97	66,528
D. Westall	28,200	5.44	153,408
D. Westall	22,400	6.33	141,792

Each option exercised resulted in one share in the Company being issued.

There were no unpaid amounts on the options exercised.

Share options

From the beginning of the 2003 financial year, options were removed from the remuneration package of Group executives. Details of options on issue at the end of the financial year and options exercised during the financial year are included in Note 25 of the financial statements.

Events after the balance date

Since the end of the financial year, the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	18.0	18.0	135.3	2 April 2007

The dividend has not been recognised as a liability in the 31 December 2006 financial statements.

Rounding

The Company is of a kind referred to in the Australian Securities and Investments Commission (ASIC) Class Order No. 98/100 and, in accordance with this Class Order, amounts in the financial statements and this Report have been rounded off to the nearest tenth of a million dollars.

Auditor independence and non-audit services

Auditor independence

The following independence declaration has been obtained from our auditor, Ernst & Young –

ERNST & YOUNG

■ Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock Exchange 10172

Auditor's independence declaration to the Directors of Coca-Cola Amatil Limited

In relation to our audit of the financial report of Coca-Cola Amatil Limited for the financial year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

G. Ezzy
Partner
Sydney, NSW
15 February 2007

Non-audit services

The following non-audit services were provided by our auditor, Ernst & Young (Australia and International). The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Ernst & Young received or is due to receive the following amounts for the provision of non-audit services –

Other assurance services	$110,000
Tax compliance reviews	$10,000

Signed in accordance with a resolution of the Directors.

D.M. Gonski, AO
Chairman
Sydney
15 February 2007

T.J. Davis
Group Managing Director
Sydney
15 February 2007

Income Statements

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2006

	Refer Note	CCA Group		CCA Entity	
		2006 $M	2005 $M	**2006 $M**	2005 $M
Revenues, excluding finance income					
Trading revenue		**4,353.1**	4,021.4	**–**	–
Other revenue		**67.5**	128.2	**458.8**	351.3
	4	**4,420.6**	4,149.6	**458.8**	351.3
Other net income	5	**–**	–	**–**	160.5
Expenses, excluding finance costs					
Cost of goods sold	5	**(2,468.1)**	(2,323.8)	**–**	–
Selling		**(672.8)**	(626.3)	**–**	–
Warehouse and distribution		**(419.1)**	(394.7)	**–**	–
Administration and other		**(320.9)**	(234.2)	**(109.1)**	(117.4)
		(3,880.9)	(3,579.0)	**(109.1)**	(117.4)
Share of net loss of joint venture accounted for using the equity method	11	**(0.3)**	–	**–**	–
Earnings before interest and tax					
Before significant items		580.5	570.6	349.7	233.9
Significant items	5	(41.1)	–	–	160.5
		539.4	570.6	**349.7**	394.4
Net finance costs					
Finance costs	5	**(163.8)**	(151.1)	**(161.8)**	(125.6)
Finance income	4	**20.4**	10.6	**107.0**	70.6
		(143.4)	(140.5)	**(54.8)**	(55.0)
Profit before income tax expense	4 & 5	**396.0**	430.1	**294.9**	339.4
Income tax expense	6	**(113.6)**	(109.6)	**(75.4)**	(29.8)
Profit after tax attributable to members of Coca-Cola Amatil Limited					
Before significant items		323.5	320.5	219.5	149.1
Significant items		(41.1)	–	–	160.5
Profit after tax attributable to members of Coca-Cola Amatil Limited		**282.4**	320.5	**219.5**	309.6
		¢	¢		
Earnings per share (EPS)	27				
Basic EPS		**37.7**	43.3		
Diluted EPS		**37.6**	43.1		
Before significant items –					
Basic EPS		43.2	43.3		
Diluted EPS		43.1	43.1		
Dividends paid	26				
Prior year final dividend paid per ordinary share		**17.5**	15.5		
Current year interim dividend paid per ordinary share		**14.5**	14.0		

Notes appearing on pages 68 to 118 to be read as part of the financial statements.

Balance Sheets

Coca-Cola Amatil Limited and its controlled entities

As at 31 December 2006

		CCA Group		CCA Entity	
	Refer Note	**2006 $M**	2005 $M	**2006 $M**	2005 $M
Current assets					
Cash and cash equivalents	7	**436.1**	315.0	**307.5**	129.8
Trade and other receivables	8	**677.7**	636.1	**10.7**	5.3
Inventories	9	**611.6**	595.9	**–**	–
Prepayments		**49.5**	72.8	**2.2**	2.0
Current tax assets		**4.7**	20.0	**–**	5.4
Derivatives	34	**51.0**	56.9	**41.6**	6.6
		1,830.6	1,696.7	**362.0**	149.1
Non-current assets held for sale	10	**22.8**	9.8	**–**	–
Total current assets		**1,853.4**	1,706.5	**362.0**	149.1
Non-current assets					
Trade and other receivables	8	**17.9**	16.7	**2,026.6**	1,673.9
Investment in joint venture	11	**1.2**	–	**1.5**	–
Investments in securities	12	**–**	–	**2,744.7**	2,745.9
Investments in bottlers' agreements	13	**1,505.6**	1,506.4	**–**	–
Property, plant and equipment	14	**1,499.9**	1,512.5	**–**	2.1
Intangible assets	15	**495.7**	492.8	**–**	–
Prepayments		**21.1**	10.5	**0.8**	0.4
Deferred tax assets	20	**2.2**	0.8	**12.9**	18.0
Defined benefit superannuation plan asset	21	**–**	1.0	**–**	–
Total non-current assets		**3,543.6**	3,540.7	**4,786.5**	4,440.3
Total assets		**5,397.0**	5,247.2	**5,148.5**	4,589.4
Current liabilities					
Trade and other payables	17	**491.5**	503.4	**3.4**	3.6
Interest bearing liabilities	18	**278.4**	552.4	**165.7**	97.2
Current tax liabilities		**34.1**	52.8	**27.1**	41.4
Provisions	19	**73.7**	68.6	**20.5**	16.4
Accrued charges		**306.7**	297.1	**19.5**	35.9
Derivatives	34	**169.8**	81.3	**149.1**	42.0
Total current liabilities		**1,354.2**	1,555.6	**385.3**	236.5
Non-current liabilities					
Trade and other payables	17	**2.9**	–	**478.7**	382.6
Interest bearing liabilities	18	**2,077.5**	1,748.8	**1,837.3**	1,523.2
Provisions	19	**61.5**	65.0	**10.8**	10.5
Deferred tax liabilities	20	**327.9**	340.5	**–**	–
Defined benefit superannuation plan liability	21	**32.3**	20.8	**3.5**	2.9
Derivatives	34	**70.0**	91.7	**70.0**	91.7
Total non-current liabilities		**2,572.1**	2,266.8	**2,400.3**	2,010.9
Total liabilities		**3,926.3**	3,822.4	**2,785.6**	2,247.4
Net assets		**1,470.7**	1,424.8	**2,362.9**	2,342.0
Equity					
Share capital	22	**2,001.1**	1,982.1	**2,001.1**	1,982.1
Shares held by equity compensation plans	23	**(15.2)**	(11.9)	**–**	–
Reserves	24	**139.2**	151.8	**34.1**	12.1
Accumulated (losses)/retained earnings		**(654.4)**	(697.2)	**327.7**	347.8
Total equity		**1,470.7**	1,424.8	**2,362.9**	2,342.0

Notes appearing on pages 68 to 118 to be read as part of the financial statements.

Cash Flow Statements

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2006

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
Inflows/(outflows)					
Cash flows from operating activities					
Receipts from customers		**4,398.0**	4,077.6	**–**	–
Receipts from controlled entities for management and guarantee fees		**–**	–	**438.4**	281.0
Payments to suppliers and employees		**(3,609.6)**	(3,359.2)	**(108.1)**	(106.4)
Dividends received		**1.4**	0.8	**18.7**	70.3
Finance income received		**19.5**	10.8	**105.8**	70.5
Interest and other finance costs paid		**(170.4)**	(145.6)	**(167.1)**	(118.7)
Income tax paid		**(129.4)**	(147.7)	**(28.8)**	(7.1)
Net cash flows from operating activities before significant items		509.5	436.7	258.9	189.6
Significant items	5b)	(41.1)	–	–	–
Net cash flows from operating activities	7c)	**468.4**	436.7	**258.9**	189.6
Cash flows from investing activities					
Proceeds from disposal of –					
surplus South Korean properties		**26.3**	5.1	**–**	–
land in Eastern Creek, Australia		**49.2**	–	**–**	–
other property, plant and equipment		**8.7**	5.1	**–**	–
investments in securities		**0.7**	–	**–**	–
Return of share capital from controlled entities		**–**	–	**1.2**	–
Payments for –					
additions of investments in securities		**–**	–	**–**	(268.0)
additions of property, plant and equipment		**(275.2)**	(298.2)	**(0.4)**	(1.4)
additions of software development assets		**(5.8)**	(2.3)	**–**	–
acquisitions of entities and operations (net)					
current period acquisitions	32	**(15.5)**	(314.4)	**–**	–
prior period acquisitions – deferred amounts		**(9.5)**	–	**–**	–
investment in joint venture		**(1.5)**	–	**(1.5)**	–
additions of other non-current assets		**(0.7)**	(5.1)	**–**	–
loan made during the period		**(2.9)**	–	**(1.5)**	–
Net cash flows used in investing activities		**(226.2)**	(609.8)	**(2.2)**	(269.4)
Cash flows from financing activities					
Proceeds from issue of shares		**4.6**	24.9	**4.6**	24.9
Proceeds from borrowings		**884.8**	1,996.8	**552.7**	1,790.5
Borrowings repaid		**(782.4)**	(1,616.1)	**(97.1)**	(1,103.6)
Net increase in intragroup loans		**–**	–	**(313.9)**	(397.2)
Dividends paid	26a)	**(225.2)**	(204.5)	**(225.2)**	(204.5)
Net cash flows (used in)/from financing activities		**(118.2)**	201.1	**(78.9)**	110.1
Net increase in cash and cash equivalents		**124.0**	28.0	**177.8**	30.3
Cash and cash equivalents held at the beginning of the financial year		**313.8**	279.3	**129.7**	99.4
Exchange rate adjustments to cash and cash equivalents held at the beginning of the financial year		**(1.7)**	6.5	**–**	–
Cash and cash equivalents held at the end of the financial year	7a)	**436.1**	313.8	**307.5**	129.7

Notes appearing on pages 68 to 118 to be read as part of the financial statements.

Changes in Equity Statements

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2006

CCA Group		Equity attributable to members of Coca-Cola Amatil Limited						
	Refer Note	Share capital $M	Shares held by equity compensation plans $M	Reserves[1] $M	Accumulated losses $M	Total $M	Outside equity interests $M	Total equity $M
At 1 January 2005		1,671.5	(10.0)	64.1	(799.8)	925.8	6.7	932.5
Adjustment on transition to AASB 132[2] and AASB 139[3], net of tax		–	–	(6.8)	(3.4)	(10.2)	–	(10.2)
At 1 January 2005 – adjusted		1,671.5	(10.0)	57.3	(803.2)	915.6	6.7	922.3
Transactions recognised directly in equity –								
Currency translation differences		–	–	59.2	–	59.2	–	59.2
Movement in –								
Unvested shares held by equity compensation plans		–	(1.9)	1.4	–	(0.5)	–	(0.5)
Share based remuneration plans		–	–	6.7	–	6.7	–	6.7
Fair value of cash flow hedges		–	–	27.2	–	27.2	–	27.2
Total of transactions recognised directly in equity		–	(1.9)	94.5	–	92.6	–	92.6
Profit		–	–	–	320.5	320.5	–	320.5
Total changes in equity other than those arising from transactions with equity holders		–	(1.9)	94.5	320.5	413.1	–	413.1
Transactions with equity holders –								
Movement in ordinary shares	22	354.3	–	–	–	354.3	–	354.3
Cancellation of non-participating shares	22	(43.7)	–	–	–	(43.7)	–	(43.7)
Dividends appropriated	26	–	–	–	(214.5)	(214.5)	–	(214.5)
Acquisition of outside equity interests		–	–	–	–	–	(6.7)	(6.7)
Total of transactions with equity holders		310.6	–	–	(214.5)	96.1	(6.7)	89.4
At 31 December 2005		1,982.1	(11.9)	151.8	(697.2)	1,424.8	–	1,424.8
At 1 January 2006		**1,982.1**	**(11.9)**	**151.8**	**(697.2)**	**1,424.8**	**–**	**1,424.8**
Transactions recognised directly in equity –								
Currency translation differences		**–**	**–**	**(6.5)**	–	**(6.5)**	**–**	**(6.5)**
Movement in –								
Unvested shares held by equity compensation plans		**–**	**(3.3)**	**2.5**	–	**(0.8)**	**–**	**(0.8)**
Share based remuneration plans		**–**	**–**	**4.7**	**–**	**4.7**	**–**	**4.7**
Share based payment		**–**	**–**	**(0.4)**	**–**	**(0.4)**	**–**	**(0.4)**
Fair value of cash flow hedges		**–**	**–**	**(12.9)**	–	**(12.9)**	**–**	**(12.9)**
Total of transactions recognised directly in equity		–	**(3.3)**	**(12.6)**	**–**	**(15.9)**	**–**	**(15.9)**
Profit		–	–	**–**	**282.4**	**282.4**	**–**	**282.4**
Total changes in equity other than those arising from transactions with equity holders		**–**	**(3.3)**	**(12.6)**	**282.4**	**266.5**	**–**	**266.5**
Transactions with equity holders –								
Movement in ordinary shares	22	**19.0**	**–**	**–**	**–**	**19.0**	**–**	**19.0**
Dividends appropriated	26	**–**	**–**	**–**	**(239.6)**	**(239.6)**	**–**	**(239.6)**
Total of transactions with equity holders		**19.0**	–	–	**(239.6)**	**(220.6)**	**–**	**(220.6)**
At 31 December 2006		**2,001.1**	**(15.2)**	**139.2**	**(654.4)**	**1,470.7**	–	**1,470.7**

1 Refer to Note 24.

2 AASB 132 "Financial Instruments: Disclosure and Presentation", as applicable from 1 January 2005.

3 AASB 139 "Financial Instruments: Recognition and Measurement", as applicable from 1 January 2005.

Notes appearing on pages 68 to 118 to be read as part of the financial statements.

CCA Entity		Equity attributable to members of Coca-Cola Amatil Limited			
	Refer Note	Share capital $M	Reserves[1] $M	Retained earnings $M	Total equity $M
At 1 January 2005		1,671.5	7.6	255.7	1,934.8
Adjustment on transition to AASB 132[2] and AASB 139[3], net of tax		–	–	(3.0)	(3.0)
At 1 January 2005 – adjusted		1,671.5	7.6	252.7	1,931.8
Transactions recognised directly in equity –					
Movement in –					
Share based remuneration plans		–	6.7	–	6.7
Fair value of cash flow hedges		–	(2.2)	–	(2.2)
Total of transactions recognised directly in equity		–	4.5	–	4.5
Profit		–	–	309.6	309.6
Total changes in equity other than those arising from transactions with equity holders		–	4.5	309.6	314.1
Transactions with equity holders –					
Movement in ordinary shares	22	354.3	–	–	354.3
Cancellation of non-participating shares	22	(43.7)	–	–	(43.7)
Dividends appropriated	26	–	–	(214.5)	(214.5)
Total of transactions with equity holders		310.6	–	(214.5)	96.1
At 31 December 2005		1,982.1	12.1	347.8	2,342.0
At 1 January 2006		**1,982.1**	**12.1**	**347.8**	**2,342.0**
Transactions recognised directly in equity –					
Movement in –					
Share based remuneration plans		–	**4.4**	–	**4.4**
Share based payment		–	**(0.4)**	–	**(0.4)**
Fair value of cash flow hedges		–	**18.0**	–	**18.0**
Total of transactions recognised directly in equity		–	**22.0**	–	**22.0**
Profit		–	–	**219.5**	**219.5**
Total changes in equity other than those arising from transactions with equity holders		–	**22.0**	**219.5**	**241.5**
Transactions with equity holders –					
Movement in ordinary shares	22	**19.0**	–	–	**19.0**
Dividends appropriated	26	–	–	**(239.6)**	**(239.6)**
Total of transactions with equity holders		**19.0**	–	**(239.6)**	**(220.6)**
At 31 December 2006		**2,001.1**	**34.1**	**327.7**	**2,362.9**

1 Refer to Note 24.

2 AASB 132 "Financial Instruments: Disclosure and Presentation", as applicable from 1 January 2005.

3 AASB 139 "Financial Instruments: Recognition and Measurement", as applicable from 1 January 2005.

Notes appearing on pages 68 to 118 to be read as part of the financial statements.

Coca-Cola Amatil Limited and its controlled entities

For the financial year ended 31 December 2006

1. Basis of Financial Report Preparation

This financial report is a general purpose financial report which has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001. Compliance with AIFRS ensures that the financial statements and notes thereto, comply with International Financial Reporting Standards.

The financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The financial report is presented in Australian Dollars and all values are rounded to the nearest tenth of a million dollars unless otherwise stated under the option available to the Company under ASIC Class Order No. 98/100. The Company is an entity to which the class order applies.

a) Statement of compliance

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the annual reporting period ended 31 December 2006. These are outlined in the table below.

Reference	Title	Summary	Application date of standard[1]	Impact on Group financial report	Application date for Group
AASB 2005-10	Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038]	Amendments arise from the release in August 2005 of AASB 7 "Financial Instruments: Disclosures".	1 Jan 2007	AASB 7 is a disclosure standard so it will have no direct impact on the amounts included in the Group's financial statements. However, the amendments will result in changes to the financial instrument disclosures included in the Group's financial report.	1 Jan 2007
AASB 7	Financial Instruments: Disclosures	New standard replacing disclosure requirements of AASB 132.	1 Jan 2007	As above.	1 Jan 2007
UIG 7	Applying the Restatement Approach under AASB 129 "Financial Reporting in Hyperinflationary Economies"	Addresses the requirement in AASB 129 for financial statements to be stated in terms of the measuring unit current at the reporting date when reporting in the currency of a hyperinflationary economy.	1 Mar 2006	As the Group has no investments in foreign operations operating in hyperinflationary economies, these amendments are not expected to have any impact on the Group's financial report.	1 Jan 2007
UIG 8	Scope of AASB 2 "Share Based Payment"	Clarifies that the scope of AASB 2 includes transactions in which the entity cannot identify specifically some or all of the goods or services received as consideration for the equity instruments of the entity or other share based payments.	1 May 2006	Unless the Group enters into share based payment arrangements unrelated to employee services in future reporting periods, these amendments are not expected to have any impact on the Group's financial report.	1 Jan 2007
UIG 9	Reassessment of Embedded Derivatives	Clarified that an entity reassesses whether an embedded derivative contained in a host contract must be separated from the host and accounted for as a derivative under AASB 139 only when there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required.	1 Jun 2006	Unless the Group enters into arrangements containing embedded derivatives in future reporting periods, these amendments are not expected to have any impact on the Group's financial report.	1 Jan 2007

1 Application date for the annual reporting periods beginning on or after the date shown in the above table.

1. Basis of Financial Report Preparation continued

b) Principles of consolidation

i) Subsidiaries

The consolidated financial statements of the Group include the parent entity, Coca-Cola Amatil Limited and its controlled entities. Controlled entities include entities over which the Group has the power to govern financial and operating policies.

The financial statements include the information and results of each controlled entity from the date on which the Company obtains control and until such time as the Company ceases to control the entity.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to Note 2h)).

In preparing the consolidated financial statements, the effects of all transactions, balances and unrealised gains and losses on transactions between entities in the Group have been eliminated.

The financial statements of controlled entities have been prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments have then been made to bring into line any dissimilar accounting policies that may exist across the Group.

ii) Joint venture

The investment in joint venture is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the joint venture is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet. Details relating to the joint venture are set out in Note 11.

Profits or losses on transactions establishing the joint venture and transactions with the joint venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

c) Use of estimates

In conforming with AIFRS, the preparation of financial statements for the Group requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions that may be undertaken in the future, actual results may ultimately differ from estimates.

d) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

In prior periods, CCA has reported the corporate centre separately as an unallocated item in relation to both the business and geographical segments. During the period, CCA has allocated its corporate centre to each segment based on specific identification and appropriate allocation methodology.

e) Changes in presentation and classification

i) Revenue

During the period, CCA has changed the presentation and classification of revenue in the Group's financial statements and notes thereto. This change has been made to provide further details to users of the Group's financial report in terms of the nature of the Group's revenue streams given CCA's numerous acquisitions in recent financial years. Accordingly, in this report revenue is now categorised into two components, being trading revenue and other revenue. This has resulted in –

- total revenue remaining unchanged;
- descriptions of revenue components being revised to more clearly define the Group's revenue streams;
- changes to the classification of expenses, in the form of adjusted "cost of goods sold" and "administration and other" balances; and
- the comparative revenue and expense balances being restated to comply with the abovementioned changes.

ii) Segment reporting

During the period, CCA has allocated its corporate centre to both business and geographical segments. Total earnings before interest and tax and the other CCA Group totals presented in Note 3 remain unaltered in relation to this change of presentation. Each segment includes an allocation of the corporate centre costs. Comparative segment information has been restated.

2. Summary of Significant Accounting Policies

a) Revenue

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Group, at the point where a right to consideration or compensation has been established and where the amount of the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised –

i) Sale of goods and materials

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably;

ii) Rendering of services

Revenue from installation and maintenance of equipment is recognised when the services have been performed and the amount can be measured reliably;

iii) Interest income

Interest income is recognised as the interest accrues using the effective interest method;

iv) Dividends

Dividends are recognised when the shareholder's right to receive the payment is established; and

v) Rental income

Rental income arising from equipment hire is accounted for over the term of the rental contract.

Terms of trade in relation to credit sales are on a weighted average of 30 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

Revenue is recognised net of the discounts, allowances and applicable amounts of value added taxes such as the Australian goods and services tax.

b) Earnings per share (EPS)

Basic EPS is calculated as profit attributable to members of the Company divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as profit attributable to members of the Company divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

2. Summary of Significant Accounting Policies
continued

c) Dividends

Dividends are recognised when an obligation to pay a dividend arises, following declaration of dividends by the Company's Board of Directors.

d) Foreign currency translations

i) Functional and presentation currency
Both the functional and presentational currency of Coca-Cola Amatil Limited and its Australian controlled entities is Australian Dollars. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

ii) Transactions and balances
Transactions in overseas currencies are converted to the applicable functional currency at the rate of exchange ruling at the date of each transaction. Monetary items in the balance sheets are converted at the rate of exchange ruling at balance date. Exchange rate gains or losses are brought to account in determining the net profit or loss in the period in which they arise, as are exchange gains or losses relating to cross currency swap transactions on monetary items.

The assets and liabilities of foreign controlled entities are translated by applying the rate ruling at balance date and revenue and expense items are translated at the average rate calculated for the period. The exchange differences arising on the retranslation are taken directly to equity in the foreign currency translation reserve. The foreign currency translation reserve for all foreign operations, through adoption of an election on the date of transition to AIFRS, was deemed to be zero. On disposal of a foreign controlled entity, accumulated exchange differences are recognised in the income statements as a component of the gain or loss on disposal.

e) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and highly liquid investments with maturity of three months or less when purchased. For the purposes of the cash flow statements, cash and cash equivalents include cash on hand and in banks and investments in money market instruments, net of bank overdrafts.

f) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for doubtful receivables.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off when identified. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate, if applicable. The amount of the provision is recognised in the income statement.

g) Inventories

Inventories are stated at the lower of cost (including fixed and variable factory overheads where applicable) and net realisable value. Cost is determined on the basis of first-in-first-out, average or standard, whichever is the most appropriate in each case.

Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

Costs of inventories include the transfer from equity of gains or losses on qualifying cash flow hedges relating to inventory purchases.

h) Business combinations

Investments in controlled entities are accounted for using the purchase method. Under this method, the cost of an acquisition is measured at fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Investments are measured initially at fair value and subsequently at cost less impairment.

i) Investments in bottlers' agreements

Investments in bottlers' agreements are carried at cost.

Investments in bottlers' agreements are not amortised as they are considered to have an indefinite life but are tested annually for any impairment in the carrying amount.

j) Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses. Subsequent expenditure is added to the carrying value of the asset when it is probable that future economic benefits, in excess of the original assessed standard of performance of the existing asset, will flow to the operation. All other subsequent expenditure is expensed in the period in which it is incurred.

Property, plant and equipment, other than freehold land, is depreciated or amortised on a straight line basis at various rates dependent upon the estimated average useful life for that asset to the Group. The estimated useful lives of each class of asset are as follows –

Freehold and leasehold buildings	20 to 50 years
Plant and equipment	3 to 15 years

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statements in the financial year the item is derecognised.

k) Leased assets

Finance leases are those which effectively transfer from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. There are no material finance leases within the Group.

Operating leases are those where the lessor effectively retains substantially all the risks and benefits incidental to ownership of the leased property. Operating lease payments are charged to income statements on a straight line basis over the lease term (Note 5). Lease income from operating leases is recognised in income on a straight line basis over the lease term (Note 4).

l) Non-current assets held for sale

A non-current asset is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use, and is measured at the lower of its carrying amount, and fair value less costs to sell. Non-current assets held for sale are not depreciated.

m) Intangible assets

i) Identifiable intangible assets
Intangible assets acquired separately are capitalised at cost and from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost model is applied to each class of intangible asset. The useful lives of these intangible assets are assessed to be either finite or indefinite. Where amortisation is charged on assets with finite lives, this expense is taken to the income statements and charged on a straight line basis.

2. Summary of Significant Accounting Policies
continued

m) Intangible assets continued

i) Identifiable intangible assets continued
Intangible assets, excluding software development costs, created within the business are not capitalised and costs are taken to the income statements when incurred.

Intangible assets with indefinite lives are tested for impairment at least annually at the cash generating unit level. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Software development costs incurred on an individual project are carried forward when future recoverability can reasonably be assured. Following the initial recognition of software development costs, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any costs carried forward are amortised over the assets' useful economic lives.

The carrying value of software development costs is reviewed for impairment annually when an asset is not in use or more frequently when an indicator of impairment arises during a reporting period indicating that the carrying value may not be recoverable.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statements when the asset is derecognised.

The estimated useful lives of existing finite intangible assets are as follows –

Customer lists	5 to 10 years
Brand names	40 years
Intellectual property	5 years
Software development costs	1 to 7 years

ii) Goodwill
Goodwill is the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is not amortised but will be tested annually or more frequently if required, for any impairment in the carrying amount. Impairment is determined by assessing the recoverable amount of the cash generating unit to which the goodwill relates.

Goodwill arising on the acquisition of controlled entities is treated as an asset of the controlled entity. These balances are denominated in the currency of the controlled entity and are translated to Australian Dollars on a consistent basis with the other assets and liabilities held by the controlled entity.

n) Impairment of assets

At each reporting date, the Group assesses whether there is an indication that an asset may be impaired. Where an indicator of impairment exists or where annual impairment testing for an asset is required, the Group makes a formal estimate of the recoverable amount. An impairment loss is recognised for the amount by which the carrying amount of an asset exceeds recoverable amount, which is defined as the higher of an assets' fair value less costs to sell, or value in use. For the purpose of assessing impairment, assets are grouped at the level for which there are separately identifiable cash flows.

An impairment loss is recognised in the income statements. Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

o) Trade and other payables

Liabilities are brought to account for amounts payable in relation to goods received and services rendered, whether or not billed to the Group at reporting date. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

p) Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the balance sheet date. Where material, the effect of the time value of money is taken into account in measuring provisions by discounting the expected future cash flows at a rate which reflects both the risks specific to the liability, and current market assessments of the time value of money. Where discounting is applied, increases in the balance of provisions attributable to the passage of time are recognised as an interest cost.

q) Employee benefits

i) Wages and salaries, annual leave, sick leave and other benefits
Provision is made for employee benefits accumulated as a result of employees rendering services up to balance date including related on-costs. The benefits include wages and salaries, annual leave, sick leave, incentives, compensated absences and other benefits, which are charged against profits in their respective expense categories when services are provided or benefits vest with the employee. The provision for employee benefits is measured at the remuneration rates expected to be paid when the liability is settled.

ii) Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

iii) Pensions and post retirement benefits
The Group operates a number of defined benefit and defined contribution superannuation plans. The defined benefit plans are made up of both funded and unfunded plans. The assets of funded schemes are held in separate trustee-administered funds and are financed by payments from employees and/or the relevant Group companies, after taking into account the recommendations of independent qualified actuaries.

For defined benefit plans, pension costs are assessed using the projected unit credit method. Under the "corridor" approach, actuarial gains and losses are recognised as income or expense, when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the defined benefit obligation or the fair value of plan assets, in accordance with the valuations made by qualified actuaries. The defined benefit obligations are measured at the present value of the estimated future cash flows using interest rates on government bonds, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses arising from experience adjustments or changes in assumptions are recognised over the average remaining service lives of employees. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise amortised over the average remaining service lives of the employees.

The Group's contributions made to defined contribution superannuation plans are recognised as an expense when they are due.

2. Summary of Significant Accounting Policies continued

q) Employee benefits continued

iv) Equity compensation plans

No expense is recognised in respect of share options granted before 7 November 2002 and/or vested before 1 January 2005. The shares are recognised when the options are exercised and the proceeds received are allocated to share capital.

Employer contributions to the Employees Share Plan are charged as an employee benefits expense over the vesting period. Any amounts of unvested shares held by the trust are controlled by the Group until they vest and are recorded at cost in the balance sheets within equity as shares held by equity compensation plans until they vest. The amounts relating to the unvested obligation are recorded at balance date within equity as an adjustment to the equity compensation reserve until they vest. No gain or loss is recognised in the income statements on the purchase, sale, issue or cancellation of CCA's own equity instruments.

Shares granted under the Long Term Incentive Share Plan are measured by reference to the fair value of the shares at the date at which they are granted. The fair value is determined by an external valuer using the Monte Carlo simulation methodology. The cost of shares is charged as an employee benefits expense over the vesting period together with a corresponding increase in the equity compensation reserve, ending on the date on which the relevant employees become entitled to the award.

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects the extent to which the vesting period has expired and CCA's best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income statements charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

r) Share capital

Issued and paid up capital is recognised at the fair value of the consideration received by the Company, less transaction costs, net of tax.

s) Income tax

i) Current tax

Current tax liability or asset represents amounts payable or receivable in relation to income taxes attributable to taxable profits of the current or prior financial years, less instalments of income tax paid. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

ii) Deferred tax

Deferred tax is provided for using the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Tax rates enacted or substantively enacted at the balance sheet date are used to determine deferred tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilised.

Deferred tax liabilities are recognised for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction, other than a business combination, and at the time of the transaction affects neither accounting profit nor taxable profit or loss.

Deferred tax is provided on temporary differences arising on investments in controlled entities, except where the timing of the reversal of temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred taxes relating to transactions recorded in equity are recorded in the matching class of equity.

t) Derivative financial instruments

The Group enters into derivative transactions, principally interest rate swaps and forward currency contracts. The purpose is to manage the interest rate and currency risks arising from the Group's operations and its sources of finance. Derivative transactions are not entered into for speculative purposes.

The main risks arising from the Group's financial instruments are interest rate, liquidity, foreign currency, commodity and credit risks.

All derivative financial instruments are initially recognised in the balance sheets at cost and are subsequently remeasured to their fair value. Changes in the fair value of derivative financial instruments are recognised either in the income statements or in equity depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or a cash flow hedge.

Changes in the fair values of derivative financial instruments that are designated and which qualify as fair value hedges and are highly effective, are recorded in the income statements along with the portions of the changes in the fair value of the hedged items that related to the hedged risks. Changes in the fair values of derivative financial instruments that are designated and qualify as cash flow hedges, to the extent that they are effective as hedges, are recorded in equity. The gains and losses that are recognised in equity are transferred to the income statements in the same period in which the hedged item affects earnings. On sale, expiry, or de-designation of a derivative instrument, the cumulative gains or losses are maintained in equity until such time as the forecast transaction impacts earnings. If the forecast transaction is no longer expected to occur, the cumulative gain or loss is transferred to earnings. Changes in the fair values of derivative financial instruments not qualifying for hedge accounting are reported in the income statements.

The Group documents at inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivative financial instruments designated to specific firm commitments or forecast transactions. The Group also documents its assessment both at the hedge inception and on an ongoing basis, of whether the derivative financial instruments that are used in hedge accounting are highly effective in offsetting changes in fair value or cash flows of hedged items.

2. Summary of Significant Accounting Policies continued

u) Interest bearing liabilities and other borrowings

All loans and borrowings are initially recognised at cost, being the fair value of the consideration received net of transaction costs associated with the borrowing.

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Fair value hedging is applied to certain interest bearing liabilities and other borrowings (refer to Note 2t)). In such instances, the resulting fair value adjustments mean that the carrying value differs from amortised costs.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

v) Finance costs

Finance costs are recognised as expenses in the period in which they are incurred, except where they are included in the costs of qualifying assets.

3. Financial Reporting by Business and Geographic Segments

The Group operates in two business segments, being the beverage business and food business. Within the beverage business, the Group manufactures, distributes and markets carbonated soft drinks, still and mineral waters, fruit juices, coffee and other alcohol-free beverages. From November 2006, CCA's beverage business also distributes premium beer brands for Pacific Beverages Pty Ltd, the joint venture CCA formed with SABMiller plc on 10 August 2006. Within the food business, SPCA processes and markets fruit, vegetables and other food products.

In 2006, corporate centre costs have been both charged and allocated into the various segments based on specific identification and allocation methodology. This is intended to improve the reporting of performance and the understanding of the segments after the allocation of the corporate costs.

Accordingly, 2005 comparative segment information has been restated in accordance with the amended reporting basis. The restatement has resulted in no adjustment to CCA Group totals for the information reported in this note.

	2006 $M	2005 $M	2006 $M	2005 $M	2006 $M	2005 $M
	Trading revenue		**Other revenue**		**Total revenues before finance income**	
Beverage business						
Australia	**2,325.1**	2,159.0	**52.5**	109.4	**2,377.6**	2,268.4
New Zealand & Fiji	**416.3**	451.9	**0.6**	0.6	**416.9**	452.5
South Korea	**711.5**	630.7	**4.5**	6.5	**716.0**	637.2
Indonesia & PNG	**470.8**	427.9	**4.1**	6.7	**474.9**	434.6
Total beverage	**3,923.7**	3,669.5	**61.7**	123.2	**3,985.4**	3,792.7
Food business						
SPCA[1] Australia	**429.4**	351.9	**5.8**	5.0	**435.2**	356.9
Total food	**429.4**	351.9	**5.8**	5.0	**435.2**	356.9
Total CCA Group	**4,353.1**	4,021.4	**67.5**	128.2	**4,420.6**	4,149.6
	Earnings before interest, tax and significant items		**Significant items[2]**		**Segment result – earnings before interest and tax**	
Beverage business						
Australia	**433.9**	425.2	–	–	**433.9**	425.2
New Zealand & Fiji	**65.1**	70.8	–	–	**65.1**	70.8
South Korea	**18.0**	(9.2)	**(41.1)**	–	**(23.1)**	(9.2)
Indonesia & PNG	**17.6**	41.6	–	–	**17.6**	41.6
Total non-alcoholic beverage	**534.6**	528.4	**(41.1)**	–	**493.5**	528.4
Share of net loss of joint venture	**(0.3)**	–	–	–	**(0.3)**	–
Total beverage	**534.3**	528.4	**(41.1)**	–	**493.2**	528.4
Food business						
SPCA[1] Australia	**46.2**	42.2	–	–	**46.2**	42.2
Total food	**46.2**	42.2	–	–	**46.2**	42.2
Total CCA Group	**580.5**	570.6	**(41.1)**	–	**539.4**	570.6

Refer to the following page for footnote details.

3. Financial Reporting by Business and Geographic Segments continued

	2006 $M	2005 $M	**2006 $M**	2005 $M	**2006 $M**	2005 $M
	Assets		**Liabilities**		**Net assets**	
Beverage business						
Australia	**2,180.4**	2,161.4	**638.6**	553.2	**1,541.8**	1,608.2
New Zealand & Fiji	**478.4**	459.7	**79.8**	67.4	**398.6**	392.3
South Korea	**987.7**	1,001.4	**131.7**	141.5	**856.0**	859.9
Indonesia & PNG	**391.7**	423.8	**113.9**	129.9	**277.8**	293.9
Total beverage	**4,038.2**	4,046.3	**964.0**	892.0	**3,074.2**	3,154.3
Food business						
SPCA[1] Australia	**910.2**	864.4	**76.0**	73.9	**834.2**	790.5
Total food	**910.2**	864.4	**76.0**	73.9	**834.2**	790.5
Total segments	**4,948.4**	4,910.7	**1,040.0**	965.9	**3,908.4**	3,944.8
Assets and liabilities excluded from above[3]	**448.6**	336.5	**2,886.3**	2,856.5	**(2,437.7)**	(2,520.0)
Total CCA Group	**5,397.0**	5,247.2	**3,926.3**	3,822.4	**1,470.7**	1,424.8
	Depreciation and amortisation expenses		**Other non-cash expenses**		**Additions and acquisitions of non-current assets[4]**	
Beverage business						
Australia	**95.8**	88.8	**66.1**	31.6	**162.3**	226.4
New Zealand & Fiji	**17.4**	17.1	**6.8**	3.5	**58.5**	26.2
South Korea	**38.9**	32.7	**21.7**	18.2	**19.8**	42.8
Indonesia & PNG	**38.5**	36.5	**10.5**	3.8	**38.9**	62.0
Total beverage	**190.6**	175.1	**105.1**	57.1	**279.5**	357.4
Food business						
SPCA[1] Australia	**10.6**	7.5	**9.6**	6.7	**35.2**	596.3
Total food	**10.6**	7.5	**9.6**	6.7	**35.2**	596.3
Total CCA Group	**201.2**	182.6	**114.7**	63.8	**314.7**	953.7

1 SPCA refers to SPC Ardmona Ltd and its controlled entities.

2 Significant items include the following –

		2006 $M	2005 $M
Early retirement plan expenses in South Korea		27.2	-
Extortion product recall and rehabilitation costs in South Korea	14.9		
Insurance claim proceeds	(1.0)	13.9	-
		41.1	-

3 Assets and liabilities shown against each segment exclude current and deferred tax balances and assets and liabilities which relate to the Group's financing activity.

4 Non-current assets comprise investment in joint venture, investments in securities, investments in bottlers' agreements, property, plant and equipment and intangible assets for this disclosure.

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
4. Revenues					
Trading revenue					
Sales of –					
Beverage products		**3,872.8**	3,620.1	**–**	–
Food products		**429.4**	351.9	**–**	–
Equipment		**20.1**	17.8	**–**	–
Total sales		**4,322.3**	3,989.8	**–**	–
Rental of equipment		**30.8**	31.6	**–**	–
Total trading revenue		**4,353.1**	4,021.4	**–**	–
Other revenue					
Sales of materials and consumables		**34.0**	90.1	**–**	–
Rendering of services		**8.5**	10.2	**–**	–
Miscellaneous rental and sundry income		**23.6**	27.1	**–**	0.3
Management and guarantee fees from controlled entities	36	**–**	–	**438.3**	280.7
Dividend income from –					
controlled entities	36	**–**	–	**20.5**	70.3
other corporations		**1.4**	0.8	**–**	–
Total other revenue		**67.5**	128.2	**458.8**	351.3
Total revenues – before finance income		**4,420.6**	4,149.6	**458.8**	351.3
Finance income from –					
controlled entities	36	**–**	–	**91.5**	67.1
non-related parties		**20.4**	10.6	**15.5**	3.5
Total finance income		**20.4**	10.6	**107.0**	70.6
Total revenues		**4,441.0**	4,160.2	**565.8**	421.9

5. Expenses

Profit before income tax expense includes the following specific expenses –

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
a) Expenses					
Cost of goods sold –					
Beverages products		**2,104.4**	1,952.5	**–**	–
Food products		**314.0**	268.6	**–**	–
Equipment		**15.7**	11.9	**–**	–
Rental of equipment – directly attributable expenses		**5.8**	4.4	**–**	–
Materials and consumables		**28.2**	86.4	**–**	–
Total cost of goods sold		**2,468.1**	2,323.8	**–**	–
Finance costs –					
controlled entities	36	**–**	–	**31.4**	26.8
non-related parties		**171.7**	149.2	**130.4**	98.8
Other finance (gain)/costs		**(5.5)**	1.9	**–**	–
Total finance costs		**166.2**	151.1	**161.8**	125.6
Amounts capitalised		**(2.4)**	–	**–**	–
Total finance costs expensed		**163.8**	151.1	**161.8**	125.6

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M

5. Expenses continued

Profit before income tax expense includes the following specific expenses –

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
Depreciation expense	14	**195.7**	177.9	**2.5**	0.2
Amortisation expense	15	**5.5**	4.7	–	–
Bad and doubtful debts expense – trade receivables		**9.2**	3.3	–	–
Rentals – operating leases		**73.7**	60.8	**1.7**	1.7
Defined benefit superannuation plan expenses	21f)	**15.1**	10.5	**2.6**	0.7
Defined contribution superannuation plan expenses		**42.4**	37.1	**6.9**	6.1
Employees Share Plan expenses		**6.9**	5.7	**1.1**	1.1
Equity compensation plan expenses	24b)	**4.9**	6.5	**4.6**	6.5
Employee benefits expense		**74.2**	56.1	**15.0**	11.1
Net foreign exchange gains		**(12.3)**	(7.9)	**(13.1)**	(6.9)
Write down/(back) of inventories to net realisable value		**1.5**	(0.4)	–	–
Write down of investments to recoverable amounts		–	0.1	–	–
(Profit)/loss from disposal of –					
surplus South Korean properties		**(9.9)**	(1.0)	–	–
land in Eastern Creek, Australia		**(13.4)**	–	–	–
other property, plant and equipment		**2.0**	2.1	–	–
intangible assets		–	0.1	–	–
investments in securities		**(0.7)**	–	–	(160.5)
Impairment of intangibles	15	**5.9**	–	–	–
Impairment of property, plant and equipment	14	**23.9**	–	–	–
b) Significant items					
Early retirement plan expenses in South Korea		**27.2**	–	–	–
Extortion product recall and rehabilitation costs in South Korea[1]		**13.9**	–	–	–
Profit from disposal of CCKBC (Netherlands) Holdings I BV and CCKBC (Netherlands) Holdings II BV to CCKBC Holdings Ltd (incorporated in Cyprus)[2]		–	–	–	(160.5)
Total significant items		**41.1**	–	–	(160.5)

		$M
1	Extortion product recall and rehabilitation costs in South Korea	14.9
	Insurance claim proceeds	(1.0)
		13.9

2 This is a non cash item. Refer to Note 7b).

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M

6. Income Tax Expense

a) Income tax expense

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
Current tax expense		**114.2**	131.4	**84.6**	33.4
Deferred tax expense/(benefit)	20b)	**6.9**	(16.0)	**(5.2)**	(0.3)
Adjustments for current tax of prior periods		**(7.5)**	(5.8)	**(4.0)**	(3.3)
		113.6	109.6	**75.4**	29.8

b) Reconciliation of income tax expense to prima facie tax payable

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
Profit before income tax expense		**396.0**	430.1	**294.9**	339.4
Prima facie income tax expense on profit at the Australian rate of 30%		**118.8**	129.0	**88.5**	101.8
Tax effect of permanent differences –					
Non-allowable expenses		**2.8**	3.3	**–**	0.2
Non-assessable dividends		**–**	–	**(6.1)**	(21.1)
Tax offset for franked dividends		**(0.4)**	–	**–**	–
Other items		**0.8**	(0.1)	**(0.1)**	0.4
Overseas tax rates differential		**1.8**	1.9	**–**	–
Overseas withholding tax		**(9.1)**	(10.7)	**–**	–
Overseas withholding tax (related to Cyprus restructure)[1]		**–**	(11.2)	**–**	–
Profit from disposal of investments in securities		**–**	–	**–**	(48.2)
Share of net loss of joint venture		**0.1**	–	**–**	–
Deductible temporary differences –					
Movement in derecognised amounts		**8.3**	3.2	**–**	–
Utilisation of previously unrecognised tax losses		**(2.0)**	–	**(2.9)**	–
Adjustments for current tax of prior periods		**(7.5)**	(5.8)	**(4.0)**	(3.3)
Income tax expense		**113.6**	109.6	**75.4**	29.8

1 Refer to Note 31 for details of controlled entities.

Australian tax consolidation

Coca-Cola Amatil Limited (CCA) has formed a consolidated group for income tax purposes, effective on and from 1 January 2003, with each of its wholly owned Australian controlled entities. CCA, as the head entity, has recognised all current tax assets and liabilities relating to the consolidated group.

The method used to measure current and deferred tax amounts is summarised in Note 2s).

The entities within the Group have entered a tax funding arrangement whereby each controlled entity will compensate CCA for the amount of tax payable that would be calculated as if the controlled entity was a tax paying entity.

In preparing the financial statements for CCA, the following amounts have been recognised as tax consolidation compensation adjustments –

	CCA Entity 2006 $M	CCA Entity 2005 $M
Total decrease in amounts receivable from controlled entities	**(41.6)**	(46.7)
Total increase/(decrease) in amounts payable to controlled entities	**16.7**	(6.5)

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
7. Cash and Cash Equivalents					
Cash on hand and in banks		**219.1**	186.3	**120.5**	56.2
Short term deposits		**217.0**	128.7	**187.0**	73.6
Total cash assets		**436.1**	315.0	**307.5**	129.8

Cash on hand and in banks earns interest at floating rates based on daily bank deposit rates.

Short term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short term deposit rates.

The fair value of cash and cash equivalents for the Group is $436.1 million (2005: $315.0 million), and for the CCA Entity is $307.5 million (2005: $129.8 million).

a) Reconciliation to cash at the end of the financial year

The above figures are reconciled to cash at the end of the financial year as shown on cash flow statements as follows –

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
Cash assets		**436.1**	315.0	**307.5**	129.8
Bank overdrafts	18	**–**	(1.2)	**–**	(0.1)
Cash and cash equivalents held at the end of the financial year		**436.1**	313.8	**307.5**	129.7

b) Non-cash investing and financing activities

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
Dividends satisfied by the issue of shares under the Dividend Reinvestment Plan	26a)	**14.4**	10.0	**14.4**	10.0
Proceeds from disposal of CCKBC (Netherlands) Holdings I BV and CCKBC (Netherlands) Holdings II BV to CCKBC Holdings Ltd (incorporated in Cyprus) and like consideration for purchase of CCKBC Holdings Ltd		**–**	–	**–**	764.9
Shares issued as part consideration for purchase of SPC Ardmona Ltd		**–**	275.7	**–**	275.7
Other payables in relation to acquisitions (amounts to be paid post balance date)		**0.1**	10.0	**–**	10.0

c) Reconciliation of profit after tax to net cash flows from operating activities

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
Profit after tax		**282.4**	320.5	**219.5**	309.6
Depreciation, amortisation, impairment and amounts set aside to provisions		**315.9**	241.8	**17.5**	11.3
Share of net loss of joint venture		**0.3**	–	**–**	–
(Profit)/loss from disposal of –					
surplus South Korean properties		**(9.9)**	(1.0)	**–**	–
land in Eastern Creek, Australia		**(13.4)**	–	**–**	–
other property, plant and equipment		**2.0**	2.1	**–**	–
intangible assets		**–**	0.1	**–**	–
investments in securities		**(0.7)**	–	**–**	(160.5)
(Increase)/decrease in –					
interest receivable		**(0.9)**	0.2	**(1.2)**	(0.1)
other receivables		**(38.2)**	(48.8)	**(4.1)**	1.6
inventories		**(21.9)**	(2.8)	**–**	–
prepayments		**15.2**	(18.2)	**(1.9)**	1.7
Increase/(decrease) in –					
interest payable		**(6.6)**	5.5	**(5.3)**	6.9
tax payable		**(15.8)**	(38.1)	**46.6**	22.7
other payables		**(2.0)**	32.7	**0.9**	(9.1)
accrued charges		**35.2**	10.3	**(2.6)**	10.9
employee benefits and other provisions		**(73.3)**	(62.4)	**(10.5)**	(10.7)
derivatives		**0.1**	(5.2)	**–**	5.3
Net cash flows from operating activities		**468.4**	436.7	**258.9**	189.6

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
8. Trade and Other Receivables					
Current					
Trade receivables		**599.7**	580.7	–	–
Provision for doubtful receivables		**(9.1)**	(3.4)	–	–
		590.6	577.3	–	–
Amount due from controlled entities	36	–	–	**4.4**	2.6
Amount due from related entities (trade)	36	**1.0**	2.6	–	–
Amount due from related entities (non-trade)	36	**20.1**	15.5	**0.3**	0.1
Other receivables		**66.0**	40.7	**6.0**	2.6
		87.1	58.8	**10.7**	5.3
Total trade and other receivables (current)		**677.7**	636.1	**10.7**	5.3
Non-current					
Amount due from controlled entities	36	–	–	**2,025.1**	1,673.9
Amount due from related entities (non-trade)	36	**1.5**	–	**1.5**	–
Other receivables		**16.4**	16.7	–	–
Total trade and other receivables (non-current)		**17.9**	16.7	**2,026.6**	1,673.9

Trade receivables are non-interest bearing. Terms of trade in relation to credit sales are on a weighted average of 30 days from the date of invoice. The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

For terms and conditions relating to related party receivables, refer to Note 36.

	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
9. Inventories				
Raw materials at cost	**255.8**	251.7	–	–
Raw materials at net realisable value	–	0.8	–	–
	255.8	252.5	–	–
Finished goods at cost	**291.4**	269.9	–	–
Finished goods at net realisable value	**10.7**	21.4	–	–
	302.1	291.3	–	–
Other inventories at cost[1]	**53.7**	46.9	–	–
Other inventories at net realisable value[1]	–	5.2	–	–
	53.7	52.1	–	–
Total inventories	**611.6**	595.9	–	–

1 Other inventories includes work in progress, spare parts (manufacturing and cold drink equipment) and fountain stock (postmix products).

10. Non-current Assets Held for Sale

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
Land					
Balance at the beginning of the financial year		**7.9**	5.7	–	–
Net transfer from property, plant and equipment	14	**16.2**	6.0	–	–
Disposals		**(6.4)**	(3.8)	–	–
Net foreign currency movements		**0.2**	–	–	–
Total land held for sale		**17.9**	7.9	–	–
Buildings					
Balance at the beginning of the financial year		**1.9**	2.8	–	–
Net transfer from property, plant and equipment	14	**3.8**	0.9	–	–
Disposals		**(0.9)**	(0.3)	–	–
Net foreign currency movements		**0.1**	(1.5)	–	–
Total buildings held for sale		**4.9**	1.9	–	–
Total non-current assets held for sale		**22.8**	9.8	–	–

Non-current assets held for sale represents the carrying value of South Korean land and buildings deemed to be surplus to business requirements. These assets are expected to be sold in 2007.

11. Investment in Joint Venture

	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
Investment in joint venture	**1.2**	–	**1.5**	–

The Company has a 50% interest in Pacific Beverages Pty Ltd, which is resident in Australia and the principal activity of which is the importation and distribution of alcoholic beverages.

The interest in Pacific Beverages Pty Ltd is accounted for in the consolidated financial statements using the equity method of accounting and is carried at cost by the parent entity. Information relating to the joint venture is set out below.

	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
Carrying amount of investment in Pacific Beverages Pty Ltd	**1.2**	–	**1.5**	–
Share of Pacific Beverages Pty Ltd assets and liabilities				
Current assets	**4.2**	–	–	–
Total assets	**4.2**	–	–	–
Current liabilities	**3.0**	–	–	–
Total liabilities	**3.0**	–	–	–
Net assets	**1.2**	–	–	–
Share of Pacific Beverages Pty Ltd's revenue, expenses and results				
Revenues	**1.0**	–	–	–
Expenses	**(1.4)**	–	–	–
Loss before income tax	**(0.4)**	–	–	–
Income tax benefit	**0.1**	–	–	–
Loss after income tax	**(0.3)**	–	–	–

	CCA Group		CCA Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M

12. Investments in Securities

	2006 $M	2005 $M	**2006 $M**	2005 $M
Shares in controlled entities at cost[1]	–	–	**2,824.6**	2,827.4
Impairment	–	–	**(79.9)**	(81.5)
	–	–	**2,744.7**	2,745.9
Shares in non-related entities at cost	–	4.0	–	–
Impairment	–	(4.0)	–	–
	–	–	–	–
Total investments in securities	–	–	**2,744.7**	2,745.9

1 Refer to Note 31 for details of controlled entities.

13. Investments in Bottlers' Agreements

	Refer Note	CCA Group **$M**	CCA Entity $M
Year ended 31 December 2006			
At 1 January 2006		**1,506.4**	–
Acquisitions of entities and operations	32	**3.2**	–
Net foreign currency movements		**(4.0)**	–
At 31 December 2006		**1,505.6**	–
At 31 December 2006			
Cost (gross carrying amount)		**1,757.3**	–
Prior impairment brought forward[1]		**(251.7)**	–
Net carrying amount		**1,505.6**	–
Year ended 31 December 2005			
At 1 January 2005		1,423.6	–
Acquisitions of entities and operations		28.3	–
Net foreign currency movements		54.5	–
At 31 December 2005		1,506.4	–
At 31 December 2005			
Cost (gross carrying amount)		1,755.8	–
Prior impairment brought forward[1]		(249.4)	–
Net carrying amount		1,506.4	–

1 Movement in impairment from prior year is due only to foreign currency movement.

The bottlers' agreements reflect a long and ongoing relationship between the Group and The Coca-Cola Company (TCCC). At 31 December 2006, there were six agreements throughout the Group at varying stages of their, mainly, ten year terms. These agreements are all on substantially the same terms and conditions, with performance obligations as to production, distribution and marketing and include provisions for renewal. All of the Group's present bottlers' agreements, the first of which was issued in 1939, that have expired have been renewed at expiry of their legal terms. No consideration is payable upon renewal.

In assessing the useful life of bottlers' agreements, due consideration is given to the Group's history of dealing with TCCC, established international practice of that company, TCCC's equity in the Group, the participation of nominees of TCCC on the Group's Board of Directors and the ongoing strength of TCCC brands. In light of these considerations, no factor can be identified that would result in the agreements not being renewed at the end of their legal terms, and accordingly bottlers' agreements have been assessed as having an indefinite useful life.

Bottlers' agreements acquired from a business combination are capitalised at fair value as at the date of acquisition. Following initial recognition, the cost less impairment model is utilised for measurement.

The brought forward impairment charge of $251.7 million relates to CCA's South Korea business. The assets' carrying value was effectively reduced by this impairment charge in the 1999 financial statements.

As at 31 December 2006, the bottlers' agreements were tested for impairment and no impairment loss was expensed for the financial year. A description of management's approach to ensuring each investment in bottlers' agreements is recognised at recoverable amount is disclosed in Note 16.

	Refer Note	Freehold and leasehold land $M	Freehold and leasehold buildings[1] $M	Plant and equipment $M	Buildings, plant and equipment under construction $M	Total property, plant and equipment $M

14. Property, Plant and Equipment

	Refer Note	Freehold and leasehold land $M	Freehold and leasehold buildings[1] $M	Plant and equipment $M	Buildings, plant and equipment under construction $M	Total property, plant and equipment $M
CCA Group						
At 1 January 2006						
Cost (gross carrying amount)		279.3	226.2	2,211.3	134.0	2,850.8
Accumulated depreciation and impairment		–	(18.1)	(1,320.2)	–	(1,338.3)
Net carrying amount		279.3	208.1	891.1	134.0	1,512.5
Year ended 31 December 2006						
At 1 January 2006, net of accumulated depreciation and impairment		279.3	208.1	891.1	134.0	1,512.5
Additions		5.8	2.2	71.7	210.5	290.2
Disposals		(55.7)	(0.3)	(9.8)	–	(65.8)
Acquisitions of entities and operations	32	2.4	–	2.3	–	4.7
Depreciation expense	5	–	(10.2)	(185.5)	–	(195.7)
Impairment charges	5	–	–	(23.9)	–	(23.9)
Net foreign currency movements		1.0	1.1	(0.9)	(0.6)	0.6
Transfers out of buildings, plant and equipment under construction		38.5	20.2	164.3	(223.0)	–
Net transfers to non-current assets held for sale	10	(16.2)	(3.8)	–	–	(20.0)
Transfers from/(to) other non-current assets		0.3	(0.6)	(2.4)	–	(2.7)
At 31 December 2006, net of accumulated depreciation and impairment		255.4	216.7	906.9	120.9	1,499.9
At 31 December 2006						
Cost (gross carrying amount)		255.4	244.5	2,312.6	120.9	2,933.4
Accumulated depreciation and impairment		–	(27.8)	(1,405.7)	–	(1,433.5)
Net carrying amount		255.4	216.7	906.9	120.9	1,499.9
CCA Entity						
At 1 January 2006						
Cost (gross carrying amount)		–	–	3.7	1.4	5.1
Accumulated depreciation		–	–	(3.0)	–	(3.0)
Net carrying amount		–	–	0.7	1.4	2.1
Year ended 31 December 2006						
At 1 January 2006, net of accumulated depreciation		–	–	0.7	1.4	2.1
Additions		–	–	–	0.4	0.4
Depreciation expense	5	–	–	(2.5)	–	(2.5)
Transfers out of buildings, plant and equipment under construction		–	–	1.8	(1.8)	–
At 31 December 2006, net of accumulated depreciation		–	–	–	–	–
At 31 December 2006						
Cost (gross carrying amount)		–	–	5.5	–	5.5
Accumulated depreciation		–	–	(5.5)	–	(5.5)
Net carrying amount		–	–	–	–	–

1 Freehold and leasehold buildings include improvements made to buildings.

14. Property, Plant and Equipment continued

	Refer Note	Freehold and leasehold land $M	Freehold and leasehold buildings[1] $M	Plant and equipment $M	Buildings, plant and equipment under construction $M	Total property, plant and equipment $M
CCA Group						
At 1 January 2005						
Cost (gross carrying amount)		255.5	161.8	1,931.0	56.3	2,404.6
Accumulated depreciation and impairment		–	(9.3)	(1,173.6)	–	(1,182.9)
Net carrying amount		255.5	152.5	757.4	56.3	1,221.7
Year ended 31 December 2005						
At 1 January 2005, net of accumulated depreciation and impairment		255.5	152.5	757.4	56.3	1,221.7
Additions		6.7	4.2	105.9	179.9	296.7
Disposals		–	(0.4)	(6.8)	–	(7.2)
Acquisitions of entities and operations		6.5	48.1	82.8	15.2	152.6
Depreciation expense	5	–	(9.1)	(168.8)	–	(177.9)
Net foreign currency movements		11.6	5.7	15.5	0.1	32.9
Transfers out of buildings, plant and equipment under construction		3.6	8.8	104.9	(117.3)	–
Net transfers to non-current assets held for sale	10	(6.0)	(0.9)	–	–	(6.9)
Transfers from/(to) other non-current assets		1.4	(0.8)	0.2	(0.2)	0.6
At 31 December 2005, net of accumulated depreciation and impairment		279.3	208.1	891.1	134.0	1,512.5
At 31 December 2005						
Cost (gross carrying amount)		279.3	226.2	2,211.3	134.0	2,850.8
Accumulated depreciation and impairment		–	(18.1)	(1,320.2)	–	(1,338.3)
Net carrying amount		279.3	208.1	891.1	134.0	1,512.5
CCA Entity						
At 1 January 2005						
Cost (gross carrying amount)		–	–	3.7	–	3.7
Accumulated depreciation		–	–	(2.8)	–	(2.8)
Net carrying amount		–	–	0.9	–	0.9
Year ended 31 December 2005						
At 1 January 2005, net of accumulated depreciation		–	–	0.9	–	0.9
Additions		–	–	–	1.4	1.4
Depreciation expense	5	–	–	(0.2)	–	(0.2)
At 31 December 2005, net of accumulated depreciation		–	–	0.7	1.4	2.1
At 31 December 2005						
Cost (gross carrying amount)		–	–	3.7	1.4	5.1
Accumulated depreciation		–	–	(3.0)	–	(3.0)
Net carrying amount		–	–	0.7	1.4	2.1

1 Freehold and leasehold buildings include improvements made to buildings.

15. Intangible Assets

	Refer Note	Customer lists [1&2] $M	Brand names [1] $M	Intellectual property [1&2] $M	Software development costs [3] $M	Goodwill [1] $M	Total intangible assets $M
CCA Group							
At 1 January 2006							
Cost (gross carrying amount)		**2.7**	**111.2**	**2.2**	**34.4**	**372.6**	**523.1**
Accumulated amortisation and impairment		**(0.1)**	**(6.9)**	**(0.8)**	**(20.4)**	**(2.1)**	**(30.3)**
Net carrying amount		**2.6**	**104.3**	**1.4**	**14.0**	**370.5**	**492.8**
Year ended 31 December 2006							
At 1 January 2006, net of accumulated amortisation and impairment		**2.6**	**104.3**	**1.4**	**14.0**	**370.5**	**492.8**
Additions		**0.1**	**–**	**0.2**	**5.8**	**0.6**	**6.7**
Acquisitions of entities and operations		**4.9**	**–**	**–**	**–**	**3.7**	**8.6**
Amortisation expense	5	**(0.5)**	**(0.2)**	**(0.4)**	**(4.4)**	**–**	**(5.5)**
Impairment charges	5	**–**	**–**	**–**	**(5.4)**	**(0.5)**	**(5.9)**
Net foreign currency movements		**(0.4)**	**0.2**	**–**	**(1.0)**	**0.2**	**(1.0)**
At 31 December 2006, net of accumulated amortisation and impairment		**6.7**	**104.3**	**1.2**	**9.0**	**374.5**	**495.7**
At 31 December 2006							
Cost (gross carrying amount)		**7.6**	**111.0**	**2.4**	**38.9**	**377.0**	**536.9**
Accumulated amortisation and impairment		**(0.9)**	**(6.7)**	**(1.2)**	**(29.9)**	**(2.5)**	**(41.2)**
Net carrying amount		**6.7**	**104.3**	**1.2**	**9.0**	**374.5**	**495.7**
At 1 January 2005							
Cost (gross carrying amount)		1.6	6.9	1.8	30.5	6.0	46.8
Accumulated amortisation and impairment		–	(6.6)	(0.4)	(15.7)	(2.1)	(24.8)
Net carrying amount		1.6	0.3	1.4	14.8	3.9	22.0
Year ended 31 December 2005							
At 1 January 2005, net of accumulated amortisation and impairment		1.6	0.3	1.4	14.8	3.9	22.0
Additions		1.1	–	0.4	2.3	–	3.8
Disposals		–	–	–	(0.1)	–	(0.1)
Acquisitions of entities and operations[4]		–	104.3	–	–	366.8	471.1
Amortisation expense	5	(0.1)	(0.3)	(0.4)	(3.9)	–	(4.7)
Net foreign currency movements		–	–	–	0.9	(0.2)	0.7
At 31 December 2005, net of accumulated amortisation and impairment		2.6	104.3	1.4	14.0	370.5	492.8
At 31 December 2005							
Cost (gross carrying amount)		2.7	111.2	2.2	34.4	372.6	523.1
Accumulated amortisation and impairment		(0.1)	(6.9)	(0.8)	(20.4)	(2.1)	(30.3)
Net carrying amount		2.6	104.3	1.4	14.0	370.5	492.8

1 Purchased as part of a business combination.
2 Asset purchase.
3 Internally generated.
4 The intangible assets arising from the acquisition of entities and operations in 2005 have been adjusted after the finalisation of the acquisition accounting, in accordance with AASB 3 "Business Combinations".

15. Intangible Assets continued

The useful life of customer lists is finite, and amortisation is on a straight line basis over five to ten years.

In assessing the useful life of SPCA brand names, due consideration is given to the existing longevity of SPCA brands, indefinite life cycle of the industry in which SPCA operates and expected usage of the brand names in the future. In light of these considerations, no factor could be identified that would result in the brand names having a finite useful life, and accordingly SPCA brand names have been assessed as having an indefinite useful life.

Other brand names have been assessed as having finite useful lives and are amortised on a straight line basis over ten years.

Intellectual property has a finite useful life, and amortisation is on a straight line basis over five years.

Software development costs represent internally generated intangible assets with finite useful lives, and are amortised on a straight line basis from one to seven years depending on the specific intangible asset.

All intangible assets with finite useful lives were assessed for impairment and all intangible assets with indefinite useful lives were tested for impairment at 31 December 2006. Refer to Note 16 for further details on impairment testing of indefinite lived intangible assets.

16. Impairment Testing of Indefinite Lived Intangible Assets

Intangible assets deemed to have indefinite lives are allocated to the Group's cash generating units (CGUs) identified according to business segment and country of operation.

A business segment-level summary of the intangible assets deemed to have indefinite lives is presented below –

	CCA Group			
	Investments in bottlers' agreements $M	Brand names $M	Goodwill $M	Total intangible assets with indefinite lives $M
Year ended 31 December 2006				
Beverage business	**1,505.6**	**–**	**50.3**	**1,555.9**
Food business	**–**	**98.3**	**324.2**	**422.5**
Total	**1,505.6**	**98.3**	**374.5**	**1,978.4**
Year ended 31 December 2005				
Beverage business	1,506.4	–	46.3	1,552.7
Food business	–	98.3	324.2	422.5
Total	1,506.4	98.3	370.5	1,975.2

a) Impairment tests for indefinite lived investments in bottlers' agreements and goodwill

The recoverable amount of a CGU is determined based on fair value less costs to sell. Fair value less costs to sell is calculated using a discounted cash flow methodology covering a fifteen year period with an appropriate residual value at the end of that period, for each segment and country in which the Group operates. The methodology utilises cash flow forecasts that are based primarily on business plans presented to and approved by the Board.

The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of indefinite lived investments in bottlers' agreements and goodwill –

i) Cash flow forecasts
Cash flow forecasts are based primarily on three year business plans presented to and approved by the Board, extrapolated out to fifteen years using forecast growth rates;

ii) Residual value
Residual value is calculated using a perpetuity growth formula based on the forecast for year fifteen, weighted average cost of capital (after tax) and forecast growth rate;

iii) Forecast growth rates
Forecast growth rates are based on past performance and management's expectations for future performance in each segment and country; and

iv) Discount rates
Discount rates used are the weighted average cost of capital (after tax) for the Group in each country, risk adjusted where applicable.

16. Impairment Testing of Indefinite Lived Intangible Assets continued

b) Impairment tests for indefinite lived brand names

The recoverable amount of a CGU is determined based on fair value less costs to sell. Fair value less costs to sell is calculated using a "relief from royalty" discounted cash flow methodology covering a ten year period with an appropriate residual value at the end of that period. The methodology utilises notional after tax royalty cash flows, which are based primarily on three year business plans prepared by management.

The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of indefinite lived brand names –

i) Cash flow forecasts
Brand related cash flow forecasts are based on three year business plans prepared by management, extrapolated out to ten years using forecast growth rates;

ii) Royalty rates
Royalty rates are based on market rates for comparable brands adjusted for costs associated with maintaining the brand;

iii) Residual value
Residual value is calculated using a perpetuity growth formula based on the notional after tax royalty cash flow forecast for year ten, weighted average cost of capital (after tax) and forecast growth rate;

iv) Forecast growth rates
Forecast growth rates are based on past performance and management's expectations for future performance; and

v) Discount rates
Discount rates used are the weighted average cost of capital (after tax) for the Group in each country, risk adjusted where applicable.

		CCA Group		CCA Entity	
	Refer Note	**2006 $M**	2005 $M	**2006 $M**	2005 $M

17. Trade and Other Payables

	Refer Note	2006 $M	2005 $M	2006 $M	2005 $M
Current					
Trade payables		**295.3**	324.8	**0.2**	0.3
Amounts due to controlled entities	36	**–**	–	**2.6**	3.1
Amounts due to related entities (trade)	36	**171.1**	168.7	**–**	–
Other payables		**25.1**	9.9	**0.6**	0.2
Total trade and other payables (current)		**491.5**	503.4	**3.4**	3.6
Non-current					
Amounts due to controlled entities	36	**–**	–	**478.7**	382.6
Other payables		**2.9**	–	**–**	–
Total trade and other payables (non-current)		**2.9**	–	**478.7**	382.6

The Group operates in a number of diverse markets, and accordingly the terms of trade vary by country and business.

For terms and conditions relating to related party payables, refer to Note 36.

18. Interest Bearing Liabilities

	Refer Note	2006 $M	2005 $M	2006 $M	2005 $M
Current					
Unsecured					
Bonds		**165.7**	332.2	**165.7**	97.1
Loans		**0.4**	0.4	**–**	–
Bank loans		**112.3**	218.6	**–**	–
Bank overdrafts		**–**	1.2	**–**	0.1
Total interest bearing liabilities (current)	35g)	**278.4**	552.4	**165.7**	97.2
Non-current					
Unsecured					
Bonds		**1,887.3**	1,573.2	**1,837.3**	1,523.2
Loans		**6.2**	6.6	**–**	–
Bank loans		**184.0**	169.0	**–**	–
Total interest bearing liabilities (non-current)	35g)	**2,077.5**	1,748.8	**1,837.3**	1,523.2

18. Interest Bearing Liabilities continued

a) Interest rate risk exposures

Refer to Note 35a) for significant terms of the major components of the Group's interest bearing liabilities.

b) Financing facilities

The following financing facilities are available as at balance date –

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
i) Overdraft facilities					
Total arrangement		**5.0**	5.0	**5.0**	5.0
Used at balance sheet		**–**	(1.2)	**–**	(0.1)
Unused as at the end of financial year		**5.0**	3.8	**5.0**	4.9
ii) Bank loan facilities					
Total arrangement		**428.2**	449.0	**–**	–
Used at balance sheet		**(296.3)**	(387.7)	**–**	–
Unused as at the end of financial year		**131.9**	61.3	**–**	–

c) Fair value

The carrying amounts of the above interest bearing liabilities approximates the fair value as at balance date.

19. Provisions

		CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
Current					
Employee benefits		**73.7**	68.6	**20.5**	16.4
Total provisions (current)		**73.7**	68.6	**20.5**	16.4
Non-current					
Employee benefits		**61.5**	65.0	**10.8**	10.5
Total provisions (non-current)		**61.5**	65.0	**10.8**	10.5

20. Deferred Tax Assets and Liabilities

a) Deferred taxes

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
Deferred tax assets		**2.2**	0.8	**12.9**	18.0
Deferred tax liabilities		**(327.9)**	(340.5)	**–**	–
Net deferred tax (liabilities)/assets		**(325.7)**	(339.7)	**12.9**	18.0

b) Movement in net deferred tax assets/(liabilities) for the financial year –

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
Balance at the beginning of the financial year		**(339.7)**	(358.7)	**18.0**	16.5
Charged to the income statements as deferred tax (expense)/benefit		**(6.9)**	16.0	**5.2**	0.3
Charged to equity	24c)	**2.0**	(10.5)	**(7.9)**	1.1
Acquisitions of entities and operations	32	**(1.0)**	23.9	**–**	–
Net foreign currency movements		**(1.3)**	(14.2)	**–**	–
Other		**21.2**	3.8	**(2.4)**	0.1
Balance at the end of the financial year		**(325.7)**	(339.7)	**12.9**	18.0

20. Deferred Tax Assets and Liabilities continued

c) Deferred tax assets and liabilities at the end of the financial year (prior to offsetting balances within the same tax jurisdiction) are attributable to –

	CCA Group		CCA Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Deferred tax assets (gross)				
Trade receivables	**2.5**	0.8	**–**	–
Inventories	**2.2**	8.8	**–**	–
Property, plant and equipment	**1.3**	0.5	**2.1**	1.9
Intangibles assets	**2.5**	–	**–**	–
Accrued charges	**11.0**	15.1	**2.1**	2.5
Employee benefits provision	**25.6**	24.0	**9.4**	8.0
Defined benefit superannuation plan liability	**9.7**	6.2	**1.1**	0.9
Income tax losses	**0.8**	1.7	**–**	–
Derivatives	**0.5**	0.5	**–**	1.0
Other	**6.4**	6.6	**5.1**	4.0
Total deferred tax assets (gross)	**62.5**	64.2	**19.8**	18.3
Deferred tax liabilities (gross)				
Inventories	**(6.4)**	(6.5)	**–**	–
Investments in bottlers' agreements	**(290.9)**	(289.6)	**–**	–
Property, plant and equipment	**(50.4)**	(53.1)	**–**	–
Defined benefit superannuation plan asset	**–**	(0.3)	**–**	–
Retained earnings balances of overseas controlled entities[1]	**(32.9)**	(42.1)	**–**	–
Derivatives	**(6.3)**	(8.7)	**(6.8)**	–
Other	**(1.3)**	(3.6)	**(0.1)**	(0.3)
Total deferred tax liabilities (gross)	**(388.2)**	(403.9)	**(6.9)**	(0.3)
Net deferred tax (liabilities)/assets	**(325.7)**	(339.7)	**12.9**	18.0

1 Represents all withholding taxes payable on unremitted retained earnings of overseas controlled entities.

d) Movements in deferred tax assets and liabilities during the financial year, reflected in deferred tax expense/(benefit) –

	CCA Group		CCA Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Deferred tax assets				
Trade receivables	**(1.4)**	–	**–**	–
Inventories	**7.9**	(4.4)	**–**	–
Property, plant and equipment	**(0.4)**	(0.7)	**(0.2)**	0.5
Intangibles	**(1.7)**	–	**–**	–
Accrued charges	**2.0**	1.7	**1.0**	(0.2)
Employee benefits provision	**(0.6)**	2.2	**(1.4)**	(0.1)
Defined benefit superannuation plan liability	**(3.5)**	0.1	**(0.2)**	0.6
Income tax losses	**22.8**	–	**(2.9)**	–
Other	**0.2**	3.5	**(1.5)**	–
Total deferred tax assets	**25.3**	2.4	**(5.2)**	0.8
Deferred tax liabilities				
Inventories	**(0.2)**	(0.3)	**–**	–
Prepayments	**0.2**	1.5	**–**	–
Property, plant and equipment	**(8.7)**	(11.3)	**–**	–
Defined benefit superannuation plan asset	**(0.3)**	(1.2)	**–**	–
Retained earnings balances of overseas controlled entities	**(9.2)**	(21.9)	**–**	–
Other	**(0.2)**	14.8	**–**	(1.1)
Total deferred tax liabilities	**(18.4)**	(18.4)	**–**	(1.1)
Net deferred tax expense/(benefit)	**6.9**	(16.0)	**(5.2)**	(0.3)

	CCA Group		CCA Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M

20. Deferred Tax Assets and Liabilities continued

e) Tax losses not brought to account, as the realisation of the benefits represented by these balances is not considered to be probable –

	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
Income tax[1]	**172.2**	74.3	–	–
Capital gains tax[2]	**977.7**	991.0	**977.7**	991.0
Total tax losses not brought to account	**1,149.9**	1,065.3	**977.7**	991.0
Potential tax benefit at respective tax rates	**340.6**	317.7	**293.3**	297.3
Total tax losses not brought to account, are available for carry forward into the following financial years –				
[1] Income tax –				
Expiry date 31 December 2008	**5.6**	5.0	–	–
Expiry date 31 December 2009	**45.8**	43.5	–	–
Expiry date 31 December 2010	**27.2**	25.8	–	–
Expiry date 31 December 2011	**93.6**	–	–	–
	172.2	74.3	–	–
[2] Capital gains tax – no expiry date	**977.7**	991.0	**977.7**	991.0
f) Other deductible temporary differences not brought to account, as the realisation of the benefits represented by these balances is not considered to be probable	**376.5**	361.8	–	–
Potential tax benefit at respective tax rates	**104.5**	100.6	–	–
Other deductible temporary differences not brought to account, are available for carry forward into the following future periods as indicated by the details below –				
Expiry date 31 December 2016	**154.9**	235.6	–	–
No expiry date	**221.6**	126.2	–	–
	376.5	361.8	–	–

21. Defined Benefit Superannuation Plan Asset and Liability

The Group sponsors a number of superannuation plans which provide benefits for employees or their dependants on retirement, resignation or death. The plans provide, in the majority of cases, benefits in the form of lump sum payments.

Contributions to the plans are based on a percentage of employees' salaries and wages.

The major plans in Australia are the CCA Group Superannuation Plan (CCAGSP) and the CCA Beverages Superannuation Plan (CCABSP). These plans also have defined contribution components to them. The major plan in Indonesia is the CCBI Superannuation Plan (CCBISP). The following sets out details in respect of the defined benefit superannuation plans only.

a) Accounting policies

The Group has adopted the "corridor" approach to the recognition of actuarial gains and losses. The amount of actuarial gains and losses recognised as income or expense in a particular year equals the excess of the unrecognised gain/loss at the start of the year over the greater of 10% of the value of assets and the value of the defined benefit obligation at the start of the year, divided by the expected average remaining working life of the membership.

b) Plan information

Australia

The Company sponsors the CCAGSP and Coca-Cola Amatil (Aust) Pty Ltd sponsors the CCABSP. These plans are both defined benefit plans, which consist of a defined contribution section of membership as well as a defined benefit section. The CCAGSP also pays pensions to a number of pensioners.

Indonesia

PT Coca-Cola Bottling Indonesia sponsors the CCBISP, which includes a funded accumulation benefit scheme in addition to the defined benefit element, based upon government regulations.

21. Defined Benefit Superannuation Plan Asset and Liability continued

c) Reconciliation of the present value of the defined benefit obligations

	CCAGSP		CCABSP		CCBISP[1]	
	2006 $M	2005 $M	**2006 $M**	2005 $M	**2006 $M**	2005 $M
Present value of defined benefit obligations at the beginning of the financial year	**34.4**	70.5	**72.3**	77.9	**23.1**	20.1
Current service cost	**3.0**	3.4	**8.6**	9.4	**2.3**	1.8
Interest cost	**1.6**	1.7	**3.1**	3.3	**2.9**	1.9
Actuarial gains	**(2.2)**	(0.9)	**(7.7)**	(2.1)	**(0.1)**	(0.1)
Benefits paid	**(3.7)**	(2.6)	**(6.2)**	(7.1)	**(0.8)**	(0.9)
Curtailments and settlements	–	(37.7)	–	(9.1)	–	–
Net foreign currency movements	–	–	–	–	**(2.6)**	0.3
Present value of defined benefit obligations at the end of the financial year	**33.1**	34.4	**70.1**	72.3	**24.8**	23.1
d) Reconciliation of the fair value of plan assets						
Fair value of plan assets at the beginning of the financial year	**33.4**	67.3	**83.3**	87.9	–	–
Expected return on plan assets	**2.0**	2.4	**5.0**	6.2	–	–
Actuarial gains	**2.9**	0.3	**4.3**	3.4	–	–
Employer contributions	**1.9**	2.6	**(1.3)**	1.9	–	–
Benefits paid	**(3.7)**	(2.6)	**(6.2)**	(7.1)	–	–
Settlements	–	(36.6)	–	(9.0)	–	–
Fair value of plan assets at the end of the financial year	**36.5**	33.4	**85.1**	83.3	**n/a**	n/a

1 The CCBISP has no plan assets. PT Coca-Cola Bottling Indonesia accrues the plan's liabilities as per the actuarial assessment applying the "corridor" approach as outlined above.

e) Reconciliation of the assets and liabilities recognised in the balance sheets

	CCAGSP		CCABSP		CCBISP		CCA Group	
	2006 $M	2005 $M	**2006 $M**	2005 $M	**2006 $M**	2005 $M	**2006 $M**	2005 $M
Present value of funded defined benefit obligations at the end of the financial year	**33.1**	34.4	**70.1**	72.3	**24.8**	23.1	**128.0**	129.8
Fair value of plan assets at the end of the financial year	**(36.5)**	(33.4)	**(85.1)**	(83.3)	–	–	**(121.6)**	(116.7)
	(3.4)	1.0	**(15.0)**	(11.0)	**24.8**	23.1	**6.4**	13.1
Unrecognised past service cost	–	–	–	–	**(3.3)**	(3.4)	**(3.3)**	(3.4)
Unrecognised gains/(losses)	**6.9**	1.9	**21.9**	10.0	**0.4**	(1.8)	**29.2**	10.1
	3.5	2.9	**6.9**	(1.0)	**21.9**	17.9	**32.3**	19.8
These amounts are disclosed as –								
Net liability recognised in the balance sheets at the end of the financial year	**3.5**	2.9	**6.9**	–	**21.9**	17.9	**32.3**	20.8
Net asset recognised in the balance sheets at the end of the financial year	–	–	–	(1.0)	–	–	–	(1.0)
f) Expense recognised in the income statements								
Current service cost	**3.0**	3.4	**8.6**	9.4	**2.3**	1.8	**13.9**	14.6
Interest cost	**1.6**	1.7	**3.1**	3.3	**2.9**	1.9	**7.6**	6.9
Expected return on plan assets	**(2.0)**	(2.4)	**(5.0)**	(6.2)	–	–	**(7.0)**	(8.6)
Actuarial (losses)/gains	–	–	**(0.2)**	–	**0.1**	0.1	**(0.1)**	0.1
Past service cost	–	–	–	–	**0.7**	0.2	**0.7**	0.2
Curtailment or settlement gains	–	(2.0)	–	(0.7)	–	–	–	(2.7)
Expense recognised in the income statements	**2.6**	0.7	**6.5**	5.8	**6.0**	4.0	**15.1**	10.5

21. Defined Benefit Superannuation Plan Asset and Liability continued

g) Plan assets

The percentage invested in each asset class at the balance sheet date (including pension assets) –

	CCAGSP		CCABSP		CCBISP	
	2006 %	2005 %	**2006 %**	2005 %	**2006 %**	2005 %
Australian equities	**15.0**	14.0	**23.0**	22.0	**n/a**	**n/a**
Overseas equities	**14.0**	17.0	**27.0**	27.0	**n/a**	**n/a**
Fixed interest securities	**56.0**	57.0	**34.0**	33.0	**n/a**	**n/a**
Property	**8.0**	8.0	**12.0**	12.0	**n/a**	**n/a**
Other	**7.0**	4.0	**4.0**	6.0	**n/a**	**n/a**
h) Principal actuarial assumptions at the reporting date (p.a.)						
Discount rate (gross of tax)	**5.9**	5.2	**5.9**	5.2	**10.5**	**12.0**
Discount rate (net of tax)	**5.0**	4.4	**5.0**	4.4	**–**	**–**
Expected return on plan assets	**6.0**†	5.7‡	**6.5**	7.0	**n/a**	**n/a**
Future salary increases	**4.7**	4.5	**4.5**	4.5	**8.0**	**10.0**
Future inflation	**2.8**	2.5	**2.8**	n/a	**7.0**	**8.0**
Future pension increases	**2.8**	2.5	**n/a**	n/a	–	**–**

† Comprising 75% active member and 20% pensioner assets.

‡ Comprising 75% active member and 25% pensioner assets.

i) Fair value of plan assets

The fair value of plan assets includes no amounts relating to –

- any of the Company's own financial instruments; and
- any property occupied by, or other assets used by, the Company.

j) Expected rate of return on plan assets

The expected return on plan assets assumption is determined by weighting the expected long term return for each asset class by the target allocation of assets to each class. The returns used for each class are net of investment tax and investment fees.

k) Historical information

	CCAGSP		CCABSP		CCBISP	
	2006 $M	2005 $M	**2006 $M**	2005 $M	**2006 $M**	2005 $M
Present value of defined benefit obligations	**33.1**	34.4	**70.1**	72.3	**24.8**	23.1
Fair value of plan assets	**(36.5)**	(33.4)	**(85.1)**	(83.3)	**–**	–
(Surplus)/deficit in plan	**(3.4)**	1.0	**(15.0)**	(11.0)	**–**	–
Experience adjustments – plan liabilities	**0.7**	0.7	**2.2**	3.4	**–**	–
Experience adjustments – plan assets	**3.0**	0.3	**4.3**	3.5	**–**	–
l) Actual return on plan assets						
Actual return on plan assets	**4.8**	2.6	**9.4**	9.7	**n/a**	n/a
m) Expected contributions						
Expected employer contributions	**1.6**	2.4	**6.7**	6.7	**n/a**	n/a

n) CCA Group Superannuation Plan

Surplus/(deficit)

The table below shows the surplus/(deficit) of the CCAGSP measured as the difference between the net market value of plan assets and accrued benefits, as determined in accordance with AAS 25 "Financial Reporting by Superannuation Plans". These figures (rather than those disclosed above) are calculated for funding purposes and are used to determine the required level of Company contributions.

The effective amounts shown is as follows –

	1 July 2004 $M
Net market value of assets	77.5
Accrued benefits	(79.6)
Deficit	(2.1)

21. Defined Benefit Superannuation Plan Asset and Liability continued

n) CCA Group Superannuation Plan continued

An actuarial valuation of the CCAGSP is currently being prepared in accordance with AAS 25 as at 30 June 2006, in order to determine the surplus/deficit in the plan at that date.

Contribution recommendations

The rates below were recommended in the report of the most recent actuarial valuation of the plan as at 1 July 2004 –

- the employer is currently contributing at the rate of 26.5% of base salary plus on-target bonus in respect of defined benefit members;
- in respect of the defined contribution members, the employer is currently contributing at the contribution rates set for their category; and
- special contributions to fund augmentations in benefit payments and increased benefits resulting from category changes (if any).

Funding method

The contribution rate recommendations described above were determined using the aggregate funding method.

Under the aggregate funding method, the Company contribution rate is determined as the rate required to fund the benefits of current members over their expected membership.

This method determines the required contribution rate by equating the present value of assets plus future contributions in respect of existing members to the present value of all future benefits payable to existing members. Under this method, the contribution rate is a long term rate which is intended to be relatively stable over time.

Economic assumptions

The economic assumptions used to make the contribution recommendations at the last actuarial valuation of the plan are as follows –

	1 July 2004 % p.a.
Expected return on assets backing active members	6.5
Expected return on assets backing pensioners	6.0
Salary increase rate	6.0

Nature of asset/liability

The trust deed of the CCAGSP requires the Company to contribute to the plan at the rate determined from time to time by the trustee of the plan with the approval of the plan's actuary. Any deficit that exists in the plan is therefore addressed as part of these contributions payable in the future by the Company.

The plan may only be terminated by the plan trustee whereupon the Company is required to pay any arrears of contributions due up to the termination date. If the plan is wound up, the assets are distributed by the trustee of the plan in a prescribed manner set out in the trust deed to members and pensioners, with any excess assets, above the level required to provide benefits reflecting accrued service, being transferred to another Company superannuation fund.

The Company may benefit from any surplus in the plan in the form of a contribution reduction or contribution holiday or through the transfer of surplus to another Company superannuation fund. The trust deed of the plan also provides that, subject to legislation, any surplus may be paid to the Company. Any of these measures requires the agreement of the plan trustee and the plan's actuary.

o) CCA Beverages Superannuation Plan

Surplus/(deficit)

The table below shows the surplus/(deficit) of the CCABSP measured as the difference between the net market value of plan assets and accrued benefits, as determined in accordance with AAS 25 "Financial Reporting by Superannuation Plans". These figures (rather than those disclosed above) are calculated for funding purposes and are used to determine the required level of Coca-Cola Amatil (Aust) Pty Ltd (CCAA) contributions.

The effective amounts shown is as follows –

	1 July 2003 $M
Net market value of assets	166.2
Accrued benefits	(159.1)
Surplus	7.1

An actuarial valuation of CCABSP is currently being prepared in accordance with AAS 25 as at 30 June 2006, in order to determine the surplus/benefit in the plan at that date.

Contribution recommendations

The rates below were recommended in the report of the most recent actuarial valuation of the plan as at 1 July 2003 –

- the employer is currently contributing at the rate of 10% of wages in respect of defined benefit members;
- a further 3% of wages in respect of the non-managerial defined benefit members who do not have these award contributions paid to another superannuation plan;
- a further 4% of wages in respect of the managerial defined benefit members; and
- in respect of the defined contribution members, the employer is currently contributing at the contribution rates set for each category, together with contributions to cover administration and insurance costs borne by CCAA.

21. Defined Benefit Superannuation Plan Asset and Liability continued

o) CCA Beverages Superannuation Plan continued

Funding method

The contribution rate recommendations described above were determined using the aggregate funding method.

Under the aggregate funding method, the company contribution rate is determined as the rate required to fund the benefits of current members over their expected membership.

This method determines the required contribution rate by equating the present value of assets plus future contributions in respect of existing members to the present value of all future benefits payable to existing members. Under this method, the contribution rate is a long term rate which is intended to be relatively stable over time.

Economic assumptions

The economic assumptions used to make the contribution recommendations at the last actuarial valuation of the plan are as follows –

	1 July 2003 % p.a.
Expected return on assets	7.0
Salary increase rate	6.0

Nature of asset/liability

The CCABSP does not impose a legal liability on the Company to cover any deficit that exists in the plan. If the plan was wound up, there would be no legal obligation on the Company to make good any shortfall. The trust deed of the plan states that if the plan winds up, the assets are to be distributed in a prescribed manner set out in the trust deed to members and pensioners (if any). Any excess assets, above the level required to provide accrued benefits, are available for transfer to the Company, another Company superannuation fund or, where applicable, to members as the trustee decides. The Company has, however, determined that a constructive obligation does exists in relation to this plan, and therefore the relevant balances of the plan are recorded in accordance with AASB 119 "Employee Benefits", in the financial statements of the sponsor company CCAA, forming part of the CCA Group.

The Company may at any time by notice to the trustee terminate its contributions. The employer has a liability to pay the monthly contributions due prior to the effective date of the notice, but there is no requirement for an employer to pay any further contributions, irrespective of the financial condition of the plan.

The Company may benefit from any surplus in the plan in the form of a contribution reduction or contribution holiday or, in certain circumstances, through the transfer of surplus to another Company superannuation fund. The trust deed of the plan also provides that, subject to legislation, any surplus in excess of 120% of actuarial reserves may be paid to the Company. Any of these measures requires the agreement of the plan trustee and the plan's actuary.

22. Share Capital

		CCA Group and CCA Entity			
	Refer Note	**2006 No.**	2005 No.	**2006 $M**	2005 $M
a) Issued capital					
Fully paid shares –					
Ordinary shares	22b)	**750,887,525**	747,704,699	**2,001.1**	1,982.1
Total share capital		**750,887,525**	747,704,699	**2,001.1**	1,982.1
b) Movements					
Ordinary shares					
Balance at the beginning of the financial year		**747,704,699**	707,689,757	**1,982.1**	1,627.8
Shares issued in respect of –					
Dividend Reinvestment Plan	22c)	**2,217,976**	1,262,859	**14.4**	10.0
Executive Option Plan	25	**964,850**	4,543,300	**4.6**	24.9
Part consideration for purchase of SPC Ardmona Ltd		**–**	34,208,783	**–**	275.7
Cancellation of non-participating shares		**–**	–	**–**	43.7
Total movement		**3,182,826**	40,014,942	**19.0**	354.3
Balance at the end of the financial year		**750,887,525**	747,704,699	**2,001.1**	1,982.1

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding-up of the Company in proportion to the number of shares held. Every ordinary shareholder present at a meeting of the Company in person or by proxy, is entitled to one vote, and upon a poll each ordinary share is entitled to one vote.

Ordinary shares have no par value.

	Refer Note	CCA Group and CCA Entity 2006 No.	2005 No.	2006 $M	2005 $M
22. Share Capital continued					
b) Movements continued					
Non-participating shares					
Balance at the beginning of the financial year		–	43,650,755	–	43.7
Cancellation of non-participating shares –					
Transfer of residual to ordinary share capital		–	(43,650,755)	–	(43.7)
Total movement		–	(43,650,755)	–	(43.7)
Balance at the end of the financial year		–	–	–	–

On 11 July 2005, the non-participating shares of the Company were cancelled, resulting in the share capital of the Company being reduced by $43,650. This reduction was effected and satisfied by the cancellation of 43,650,755 non-participating shares and the payment to the holders of 1¢ for each 10 non-participating shares held. The residual balance of share capital relating to non-participating shares was transferred to ordinary share capital.

Non-participating shares had no rights other than a right to a return of capital of $1 per non-participating share on a winding-up of the Company, but only after ordinary shareholders had received a return of capital of 50¢ plus $1.0 million in respect of each ordinary share. Consequently, non participating shares had effectively no material value.

Non-participating shares had no par value.

c) Dividend Reinvestment Plan

The Dividend Reinvestment Plan provides shareholders with the opportunity to receive fully paid ordinary shares, in lieu of cash dividends, at a discount of 3% from market price at time of issue. Market price is the weighted average price of a specified ten day period prior to issue. Participation in the Plan is capped to 100,000 shares per beneficial shareholder.

Details of shares issued under the plan during the financial year are as follows –

	CCA Group and CCA Entity 2006 Shares issued No.	2006 Issue price $	2006 Proceeds $M	2005 Shares issued No.	2005 Issue price $	2005 Proceeds $M
Current year interim	**1,067,613**	**6.18**	**6.6**	632,916	8.20	5.2
Prior year final	**1,150,363**	**6.75**	**7.8**	629,943	7.67	4.8
Total	**2,217,976**		**14.4**	1,262,859		10.0

d) Earnings per share (EPS)

Details of the Company's consolidated EPS, including details of the weighted average number of shares used to calculate EPS, can be found in Note 27.

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
23. Shares Held by Equity Compensation Plans					
Balance at the beginning of the financial year		**(11.9)**	(10.0)	–	–
Movements in unvested CCA ordinary shares held by the –					
Employees Share Plan	24b)	**(1.5)**	(1.4)	–	–
Executive Salary Sacrifice Share Plan		**(0.8)**	(0.5)	–	–
Non-executive Directors' Retirement Share Trust	24b)	**(1.0)**	–	–	–
Balance at the end of the financial year		**(15.2)**	(11.9)	–	–

The "shares held by equity compensation plans" account is used to record the balance of CCA ordinary shares which as at the end of the financial year have not vested to Group employees, and therefore are controlled by the Group. The majority of these shares are held by the Employees Share Plan, with the remainder held by the other share plans.

Refer to Note 25 for further information on the Employees and Executive Salary Sacrifice Share Plans.

	CCA Group		CCA Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M

24. Reserves

a) Reserves at the end of the financial year				
Foreign currency translation reserve	**99.2**	105.7	**–**	–
Equity compensation reserve	**32.5**	25.7	**18.3**	14.3
Hedging reserve	**7.5**	20.4	**15.8**	(2.2)
Total reserves	**139.2**	151.8	**34.1**	12.1

b) Movements

Foreign currency translation reserve				
Balance at the beginning of the financial year	**105.7**	46.5	**–**	–
Translation of financial statements of foreign controlled entities	**(6.5)**	59.2	**–**	–
Balance at the end of the financial year	**99.2**	105.7	**–**	–

The foreign currency translation reserve is used to record foreign exchange differences arising from the translation of the financial statements of foreign controlled entities.

Equity compensation reserve				
Balance at the beginning of the financial year	**25.7**	17.6	**14.3**	7.6
Expense recognised during the financial year	**4.9**	6.5	**4.6**	6.5
Deferred tax adjustment	**(0.2)**	0.2	**(0.2)**	0.2
Movements in unvested CCA ordinary shares held by the				
Employees Share Plan	**1.5**	1.4	**–**	–
Non-executive Directors' Retirement Share Trust	**1.0**	–	**–**	–
Share based payment	**(0.4)**	–	**(0.4)**	–
Balance at the end of the financial year	**32.5**	25.7	**18.3**	14.3

The equity compensation reserve is used to record the following share based remuneration obligations to employees in relation to CCA ordinary shares –

- as held by the Employees Share Plan, which have not vested to employees as at the end of the financial year;
- to be purchased by the Long Term Incentive Share Plan with respect to incentives for senior executives;
- as held by the Non-executive Directors' Retirement Share Trust, which have not vested to the participating Directors as at the end of the financial year; and
- as held by the Executive Salary Sacrifice Share Plan where applicable to the service agreements of key management personnel.

Refer to Note 25 for further information on the Employees, Long Term Incentive, Non-executive Directors' Retirement Share Trust and Executive Salary Sacrifice Share Plans.

Hedging reserve				
Balance at the beginning of the year	**20.4**	–	**(2.2)**	–
Adjustment on transition to AASB 132[1] and 139[2], net of deferred tax	**–**	(6.8)	**–**	–
Revaluation of cash flow hedges to fair value	**(15.1)**	37.9	**25.7**	(3.1)
Deferred tax adjustment	**2.2**	(10.7)	**(7.7)**	0.9
Balance at the end of the financial year	**7.5**	20.4	**15.8**	(2.2)

The hedging reserve is used to record adjustments to revalue cash flow hedges to fair or market value, where the derivative financial instruments qualify for hedge accounting. Upon realisation of the underlying hedged transactions in future financial years, these revaluation adjustments are reversed from the hedging reserve and taken to the income statements.

1 AASB 132 "Financial Instruments: Disclosure and Presentation", as applicable from 1 January 2005.

2 AASB 139 "Financial Instruments: Recognition and Measurement", as applicable from 1 January 2005.

c) Reserve movements attributable to deferred taxes					
Equity compensation reserve	24b)	**(0.2)**	0.2	**(0.2)**	0.2
Hedging reserve	24b)	**2.2**	(10.7)	**(7.7)**	0.9
Total		**2.0**	(10.5)	**(7.9)**	1.1

25. Employee Ownership Plans

The Company has six share and option plans available for employees and Directors of the Group: the Employees Share Plan; the Executive Option Plan; the Long Term Incentive Share Plan; the Non-executive Directors' Share Plan; the Non-executive Directors' Retirement Share Trust; and the Executive Salary Sacrifice Share Plan. Fully paid ordinary shares issued under these plans rank equally with all other existing fully paid ordinary shares, in respect of voting and dividends rights and future bonus and rights issues.

Employees Share Plan

The Employees Share Plan provides employees with an opportunity to contribute up to 3% of their salary to acquire shares in the Company. The Plan is administered by a trustee which acquires (and holds in trust) shares for the benefit of participants. These shares are acquired through issues of shares to the trustee (the issue price is the weighted average price of a specified five day period prior to issue) or are purchased on market at the prevailing market price; shares that have been forfeited under the terms of the Plan are also utilised. For every share acquired with amounts contributed by each participant, a matching share is acquired by the trustee. These matching shares, which under normal circumstances vest with the employee after a period of two years from their date of issue (acquisition or utilisation), are acquired with contributions made by the employing entities. Vesting of matching shares with employees does not involve any performance hurdles.

Members of the Plan receive dividends for all shares held on their behalf by the trustee.

As at the end of the financial year, the total number of employees eligible to participate in the Plan was 18,060 (2005: 18,640).

No shares were issued under the Plan during the financial year.

Details of the movements in share balances under the Plan during the 2006 financial year are as follows –

	Employee shares No.	Matching shares No.	Reserve shares No.	Total shares No.
Shares at the beginning of the financial year	**3,969,402**	**3,969,402**	**9,217**	**7,948,021**
Purchased	**1,053,124**	**928,343**	**–**	**1,981,467**
Utilised from reserves	**–**	**124,500**	**(124,500)**	**–**
Distributed to employees	**(672,040)**	**(547,889)**	**–**	**(1,219,929)**
Forfeited	**–**	**(123,870)**	**123,870**	**–**
Shares at the end of the financial year	**4,350,486**	**4,350,486**	**8,587**	**8,709,559**
Number of shares vested to employees	**4,350,486**	**2,627,032**	**–**	**6,977,518**

Executive Option Plan

The Executive Option Plan provides executives, as approved by the Company's Compensation Committee, with options to acquire ordinary shares in the Company. The options' exercise price is the market price at the time of issue. Market price is the weighted average price of a specified five day period prior to issue. Each option is granted over one unissued ordinary share in the Company. Options issued prior to 24 April 2002 are exercisable between three and ten years after issue; options issued on or after 24 April 2002 are exercisable between three and five years after issue. Options may also be exercised earlier if employment terminates for reasons of retirement or redundancy. Payment in full is due at the time options are exercised. Options carry no voting rights and do not have any performance hurdles. Once the exercise period has been reached, the options may be exercised at the discretion of the executive.

From the beginning of the 2003 financial year, options were removed from the remuneration package of Group executives. Accordingly, during the 2006 financial year, the Company did not issue options to any executives.

Details of the movements in option balances under the Plan during the financial year are as follows –

	2006 **No.**	2005 No.
Options at the beginning of the financial year	**9,537,880**	14,003,855
Reinstated	**59,250**	141,325
Exercised	**(964,850)**	(4,543,300)
Expired	**(1,389,500)**	(64,000)
Options at the end of the financial year	**7,242,780**	9,537,880

25. Employee Ownership Plans continued

Executive Option Plan continued

Details of options on issue at the end of the 2006 financial year are as follows –

Holders No.	Options No.[1]	Exercise price $	Grant date	Options exercisable from date[2]	Options expiry date
518	1,356,250	10.08	18 July 1997	Current	18 July 2007
91	26,400	9.37	3 September 1997	Current	3 September 2007
1	35,000	6.49	10 December 1997	Current	10 December 2007
144	751,050	4.53	17 August 1998	Current	17 August 2008
368	1,322,780	6.49	12 July 1999	Current	12 July 2009
1	135,000	4.31	8 November 1999	Current	8 November 2009
200	1,251,950	2.97	10 July 2000	Current	10 July 2010
364	1,748,850	5.44	17 August 2001	Current	17 August 2011
50	535,500	6.33	16 August 2002	Current	16 August 2007
1	80,000	5.18	1 November 2002	Current	1 November 2007
Total	**7,242,780**				

1 Each option represents an option to acquire one ordinary share.

2 All options designated current have vested with the respective executives.

Details of options exercised during the financial year are as follows –

	2006				2005			
Exercise price $	Options exercised No.	Weighted average market value at exercise date $	Proceeds $M	Market value at exercise date $M	Options exercised No.	Weighted average market value at exercise date $	Proceeds $M	Market value at exercise date $M
2.97	**197,200**	**7.43**	**0.6**	**1.5**	728,350	8.00	2.1	5.8
4.53	**269,700**	**7.37**	**1.2**	**2.0**	458,950	7.98	2.1	3.7
4.76	–	–	–	–	248,500	7.98	1.2	2.0
5.44	**306,250**	**7.49**	**1.6**	**2.3**	766,750	8.19	4.2	6.3
6.12	–	–	–	–	200,000	8.57	1.2	1.7
6.33	**90,800**	**7.51**	**0.6**	**0.7**	534,700	8.38	3.4	4.5
6.49	**100,900**	**7.53**	**0.6**	**0.8**	656,050	8.28	4.2	5.4
6.61	–	–	–	–	550,000	7.95	3.6	4.4
7.14	–	–	–	–	400,000	7.95	2.9	3.2
Total	**964,850**		**4.6**	**7.3**	4,543,300		24.9	37.0

Long Term Incentive Share Plan

The Long Term Incentive Share Plan provides executives with the opportunity to be rewarded with fully paid ordinary shares as an incentive to create long term growth in value for CCA shareholders. The Plan is administered by a trustee who acquires (and holds in trust) shares for the benefit of participants. These shares are acquired either through issue of shares to the trustee (the issue price is the weighted average price of a specified five day period prior to issue) or are purchased on market at the prevailing market price.

Senior executives are invited to participate in the Plan at the invitation of the Compensation Committee. The Committee specifies the performance criteria, covering a three year period, for each annual plan.

The estimated fair value of shares offered in the Plan is calculated by multiplying the threshold number of shares by the fair value of the shares at grant date and amortised over the performance period. The individual plans have been valued using the Monte Carlo simulation methodology. This methodology calculates the fair value of performance rights based on the share price at grant date and assumptions for the expected risk free rate of interest for the performance period, the volatility of the share price returns, the dividend entitlements and performance conditions of the plans.

During the financial year, the number of shares granted to executives under the plan was 1,703,796 (2005: 1,364,020), with a weighted average fair value of $5.14 (2005: $7.81) per share.

25. Employee Ownership Plans continued

Long Term Incentive Share Plan continued

Details of the movements in the share balances under the Plan during the financial year together with performance criteria for each annual plan are as follows –

Share movements	2000-2002 plan[1] No.	2001-2003 plan[1] No.	2002-2004 plan[1] No.	2003-2005 plan[1] No.	2004-2006 plan[1] No.	2005-2007 plan[1&2] No.	Total No.
Shares at the beginning of the financial year	79,175	86,475	352,579	100,000	50,000	–	668,229
Purchased	–	–	–	–	–	74,500	74,500
Distributed to executives	(40,275)	(40,100)	(159,419)	(40,080)	–	–	(279,874)
Shares at the end of the financial year	38,900	46,375	193,160	59,920	50,000	74,500	462,855
Number of shares vested	38,900	46,375	193,160	59,920	50,000	74,500	462,855
Number of participants	6	4	30	1	1	1	

1 Details of the terms of each annual plan are contained in the remuneration report found in the Directors' Report.

2 These shares were purchased on market in February 2006 at $6.9399 per share.

Non-executive Directors' Share Plan

Under the terms of the Non-executive Directors' Share Plan, a minimum of 25% (and up to 100%) of Directors' base fees is to be sacrificed by each Director. An amount equivalent to the fees sacrificed is contributed to the Plan for the benefit of that Director.

The Plan is administered by a trustee which acquires (and holds in trust) shares for the benefit of participants, until the participant ceases to be a Director of CCA.

As at the end of the financial year, there were seven non-executive Directors participating in the Plan.

Shares under the Plan are purchased on market on the first business day of each month.

Details of movements in the share balances under the Plan during the financial year are –

Share movements	2006 No.	2005 No.
Shares at the beginning of the financial year	144,874	65,226
Purchased	79,000	88,776
Distributed to Directors	–	(9,128)
Shares at the end of the financial year	223,874	144,874

Non-executive Directors' Retirement Share Trust

The Non-executive Directors' Retirement Share Trust holds shares in the Company purchased pursuant to Applicable Non-executive Directors' Retirement Allowance Agreements. These shares are held in lieu of retirement benefits under the Company's Non-executive Directors' Retirement Scheme which was terminated on 31 December 2002. Pursuant to the resolution passed at the Annual General Meeting held 3 May 2006, the accrued benefits under the prior scheme were indexed against the movement in Average Weekly Ordinary Time Earnings from 1 January 2003 to 3 May 2006 and 152,236 shares in the Company were purchased at $6.8495 per share on 6 May 2006. The Directors are entitled to receive dividends or other distributions relating to the shares, however, each applicable non-executive Director has agreed to reinvest all dividends receivable on the relevant shares under the Company's Dividend Reinvestment Plan. All consequent shares will be held by the Trustee of the Non executive Directors' Retirement Share Trust and the Directors have agreed that they will not require the Trustee to transfer those shares to them until the time of his or her retirement.

The Trust is administered by a trustee which acquired (and holds in trust) shares for the benefit of participants until the participant ceases to be a Director of CCA.

There are four applicable non-executive Directors participating in the Trust.

Details of movements in the share balances under the Trust during the financial year are –

Share movements	2006 No.	2005 No.
Shares at the beginning of the financial year	–	–
Purchased	152,236	–
Issue of shares under the Dividend Reinvestment Plan	3,570	–
Shares at the end of the financial year	155,806	–

25. Employee Ownership Plans continued

Executive Salary Sacrifice Share Plan

The Executive Salary Sacrifice Share Plan commenced operating in September 2004. The Plan allows Australian executives to voluntarily sacrifice a nominated proportion of their remuneration. The trustee of the Plan acquires shares to the value of the sacrificed amount and holds those shares for the benefit of the participant until the shares are withdrawn.

In addition, Australian executives participating in the Company's annual cash incentive plans are required to sacrifice a proportion of any awards made under these plans, with an equivalent amount being contributed towards the Executive Salary Sacrifice Share Plan for the acquisition of shares by the trustee. The trustee holds these shares for the benefit of participants in proportion to their benefits sacrificed.

Details of movements in the share balances under the Plan during the financial year are –

Share movements	2006 No.	2005 No.
Shares at the beginning of the financial year	**247,200**	2,688
Purchased	**223,551**	245,685
Distributed to executives	**(18,233)**	(1,173)
Shares at the end of the financial year	**452,518**	247,200

26. Dividends

	Refer Note	CCA Group 2006 $M	CCA Group 2005 $M	CCA Entity 2006 $M	CCA Entity 2005 $M
a) Dividends appropriated during the financial year are summarised as follows –					
Prior year final dividend[1]		**130.9**	109.9	**130.9**	109.9
Current year interim dividend[2]		**108.7**	104.6	**108.7**	104.6
Total dividends appropriated		**239.6**	214.5	**239.6**	214.5
Dividends satisfied by issue of shares under the Dividend Reinvestment Plan	7b)	**(14.4)**	(10.0)	**(14.4)**	(10.0)
Dividends paid as per the cash flow statements		**225.2**	204.5	**225.2**	204.5
b) Dividends declared and not recognised as a liability					
Current year final dividend on ordinary shares[3]		**135.3**	130.9	**135.3**	130.9
c) Franking credits[4]					
Balance of the franking account at the end of the financial year		**150.0**	149.4	**150.0**	149.4
Franking credits which will arise from payment of income tax provided for in the financial statements		**27.1**	36.0	**27.1**	36.0
Total franking credits		**177.1**	185.4	**177.1**	185.4

1 Paid at 17.5¢ (2005: 15.5¢) per share and fully franked at the Australian tax rate of 30%.

2 Paid at 14.5¢ (2005: 14.0¢) per share and fully franked at the Australian tax rate of 30%.

3 Declared at 18.0¢ (2005: 17.5¢) per share and fully franked at the Australian tax rate of 30%.

4 The franking credits are expressed on a tax paid basis. Accordingly, the total franking credits balance would allow fully franked dividends to be paid equal to $413.2 million (2005: $432.6 million).

The franking credit balance will be reduced by $58.0 million resulting from the final dividend declared for 2006, payable 2 April 2007.

27. Earnings Per Share (EPS)

The following reflects the share and earnings data used in the calculation of basic and diluted EPS –

	CCA Group	
	2006 No. M	2005 No. M
Weighted average number of ordinary shares on issue used to calculate basic EPS	**749.2**	739.8
Add effect of dilutive securities – share options	**1.8**	3.0
Adjusted weighted average number of ordinary shares on issue used to calculate diluted EPS	**751.0**	742.8
	$M	$M
Earnings used to calculate basic and diluted EPS –		
Profit attributable to members of Coca-Cola Amatil Limited	**282.4**	320.5
Add back significant items after tax	**41.1**	–
Earnings used to calculate basic and diluted EPS before significant items	**323.5**	320.5

28. Commitments

	CCA Group		CCA Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Capital expenditure commitments				
Estimated aggregate amount of contracts for purchase of property, plant and equipment not provided for, payable –				
Within one year	**98.2**	125.3	–	–
Later than one year but not later than five years	**43.9**	135.4	–	–
	142.1	260.7	–	–

At 31 December 2006, the Group has capital expenditure commitments principally relating to –

- construction of automated warehouses in Auckland, New Zealand and Northmead, Sydney, Australia; and
- construction of a non-automated distribution centre at Eastern Creek, Sydney, Australia.

	CCA Group		CCA Entity	
Operating lease commitments				
Lease commitments for non-cancellable operating leases with terms of more than one year, payable –				
Within one year	**59.2**	45.8	**1.5**	1.7
Later than one year but not later than five years	**114.7**	89.3	**5.4**	5.5
Later than five years	**71.4**	36.5	**18.9**	20.2
	245.3	171.6	**25.8**	27.4

The Group has entered into commercial non-cancellable operating leases on certain properties, motor vehicles and other items of plant and equipment. Leases vary in contract period depending on the asset involved. Renewal terms are included in certain contracts, whereby renewal is at the option of the specific entity that holds the lease. On renewal, the terms of the leases are usually renegotiated. There are no restrictions placed upon the lessee by entering into these leases.

	CCA Group		CCA Entity	
Other commitments				
Promotional commitments, payable –				
Within one year	**18.2**	16.9	–	–
Later than one year but not later than five years	**44.2**	37.2	–	–
Later than five years	**13.0**	11.8	–	–
	75.4	65.9	–	–

The Group has promotional commitments principally relating to sponsorship of sports clubs, charities and various other organisations and events.

	CCA Group		CCA Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M

29. Contingencies

Contingent liabilities

Contingent liabilities existed at the end of the financial year in respect of –				
Guarantees of borrowings of controlled entities	**–**	–	**296.3**	362.7
Termination payments under service agreements[1]	**9.6**	12.5	**9.6**	12.5
Other guarantees	**1.7**	1.0	**–**	–
Other contingent liabilities	**1.3**	1.4	**–**	–
	12.6	14.9	**305.9**	375.2

The Company has entered into a Deed of Cross Guarantee with certain of its wholly owned controlled entities (designated 1 in Note 31), whereby the liabilities of those entities are guaranteed.

1 Refer to the remuneration report found in the Directors' Report for further details.

Contingent assets

CCA's operation in South Korea was the subject of an extortion attempt in July 2006. CCA Group maintains malicious tamper insurance to mitigate the risk of such an incident. Under the insurance policy, CCA's insured loss is limited to US$50.0 million and to twelve months from the date the product tamper first became known, which was 1 July 2006.

CCA has received an interim payment of A$1.0 million and is seeking full recovery of the financial loss incurred as allowed by the insurance policy.

No additional amount, in excess of the A$1.0 million already received, is disclosed as it would be unreasonably prejudicial to the interests of the Group to do so. CCA is working towards finalising the claim with its insurer.

	CCA Group		CCA Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M

30. Auditors' Remuneration

Amounts received, or due and receivable, by –				
CCA auditor, Ernst & Young (Australia) for –				
Audit or half year review of the financial reports	**1.811**	1.642	**0.800**	0.631
Other services –				
assurance related	**0.092**	0.067	**0.092**	0.067
tax compliance	**0.010**	0.094	**0.010**	0.094
AIFRS accounting	**–**	0.192	**–**	0.192
due diligence	**–**	0.045	**–**	–
	0.102	0.398	**0.102**	0.353
	1.913	2.040	**0.902**	0.984
Member firms of Ernst & Young in relation to controlled entities of CCA for –				
Audit or half year review of the financial reports	**0.664**	0.620	**–**	–
Other services –				
assurance related	**0.018**	0.041	**–**	–
AIFRS accounting	**–**	0.009	**–**	–
	0.018	0.050	**–**	–
	0.682	0.670	**–**	–
Other firms in relation to controlled entities of CCA for –				
Audit or half year review of the financial reports	**0.045**	0.053	**–**	–
Other services –				
assurance related	**–**	0.043	**–**	–
tax compliance	**0.014**	0.005	**–**	–
	0.014	0.048	**–**	–
	0.059	0.101	**–**	–
Total auditors' remuneration	**2.654**	2.811	**0.902**	0.984

31. Investments in Controlled Entities

	Footnote	Country of incorporation	Equity holding[1] 2006 %	2005 %
Coca-Cola Amatil Limited	1	Australia		
Controlled entities –				
AIST Pty Ltd	1	Australia	**100**	100
Amatil Investments (Singapore) Pte Ltd		Singapore	**100**	100
Coca-Cola Amatil (Fiji) Ltd		Fiji	**100**	100
PT Coca-Cola Bottling Indonesia	2	Indonesia	**100**	100
PT Coca-Cola Distribution Indonesia		Indonesia	**100**	100
Associated Products & Distribution Pty	1	Australia	**100**	100
Coca-Cola Amatil (PNG) Ltd		Papua New Guinea	**100**	100
Beverage Distributors Pty Ltd (in liquidation)		Australia	**100**	100
C-C Bottlers Ltd	1	Australia	**100**	100
Beverage Bottlers (Sales) Ltd	1	Australia	**100**	100
CCKBC Holdings Ltd	3	Cyprus	**100**	100
CCKBC (Netherlands) Holdings I BV		Netherlands	**100**	100
CCKBC (Netherlands) Holdings II BV		Netherlands	**100**	100
Coca-Cola Korea Bottling Company, Ltd		Republic of Korea	**100**	100
Coca-Cola Amatil (Aust) Pty Ltd	1	Australia	**100**	100
Apand Pty Ltd		Australia	**100**	100
Baymar Pty Ltd		Australia	**100**	100
Beverage Bottlers (NQ) Pty Ltd		Australia	**100**	100
Beverage Bottlers (NSW) Pty Ltd (in liquidation)		Australia	**100**	100
Beverage Bottlers (Qld) Ltd	1	Australia	**100**	100
Beverage Bottlers (SA) Ltd (in liquidation)		Australia	**100**	100
Coca-Cola Amatil (Holdings) Pty Ltd		Australia	**100**	100
Crusta Fruit Juices Pty Ltd	1	Australia	**100**	100
Quenchy Crusta Sales Pty Ltd		Australia	**100**	100
Quirks Australia Pty Ltd	1	Australia	**100**	100
Coca-Cola Holdings NZ Ltd		New Zealand	**100**	100
Coca-Cola Amatil (NZ) Ltd		New Zealand	**100**	100
Johns Rivers Pty Ltd		Australia	**100**	–
Matila Nominees Pty Ltd	4	Australia	**100**	100
Neverfail Springwater Ltd	1 & 5	Australia	**100**	100
Neverfail Cooler Company Pty Ltd		Australia	**100**	100
Purna Pty Ltd		Australia	**100**	100
Neverfail Bottled Water Co Pty Ltd	1 & 6	Australia	**100**	100
Neverfail SA Pty Ltd		Australia	**100**	100
Piccadilly Distribution Services Pty Ltd		Australia	**100**	100
Neverfail Springwater Co Pty Ltd	1	Australia	**100**	100
Neverfail Springwater (Vic) Pty Ltd	1	Australia	**100**	100
Neverfail WA Pty Ltd	1	Australia	**100**	100
Piccadilly Natural Springs Pty Ltd		Australia	**100**	100
Real Oz Water Supply Co (Qld) Pty Ltd		Australia	**100**	100
Neverfail Springwater Co (Qld) Pty Ltd	1	Australia	**100**	100
Pacbev Pty Ltd	1	Australia	**100**	100
CCA Bayswater Pty Ltd (formerly known as Pacific Beverages Australia Pty Ltd)	1	Australia	**100**	100
SPC Ardmona Ltd	1 & 7	Australia	**100**	100
Ardmona Foods Ltd	1	Australia	**100**	100
Australian Canned Fruit (I.M.O.) Pty Ltd		Australia	**100**	100
Digital Signal Processing Systems Pty Ltd		Australia	**100**	100
Goulburn Valley Canners Pty Ltd		Australia	**100**	100
Goulburn Valley Food Canneries Pty Ltd		Australia	**100**	100

Refer to the following page for footnote details.

	Footnote	Country of incorporation	Equity holding[†] 2006 %	2005 %

31. Investments in Controlled Entities continued

	Footnote	Country of incorporation	2006 %	2005 %
Henry Jones Foods Pty Ltd		Australia	**100**	100
Hallco No. 39 Pty Ltd		Australia	**100**	100
SPC Ardmona Operations Limited	1	Australia	**100**	100
Austral International Trading Company Pty Ltd		Australia	**100**	100
Cherry Berry Fine Foods Pty Ltd		Australia	**100**	100
Vending Management Services Ltd		New Zealand	**100**	100

Names inset indicate that shares are held by the company immediately above the inset.

The above companies carry on business in their respective countries of incorporation.

† The proportion of ownership interest is equal to the proportion of voting power held.

Footnotes

1 These companies are parties to a Deed of Cross Guarantee as detailed in Note 37 and eligible for the benefit of Class Order 98/1418.

2 Coca-Cola Amatil Limited holds 4.84% of the shares in this company.

3 CCKBC Holdings Ltd (incorporated in Cyprus) holds 100% of the shareholding in CCKBC (Netherlands) Holdings I BV and CCKBC (Netherlands) Holdings II BV (from 21 December 2005). CCKBC (Netherlands) Holdings I BV and CCKBC (Netherlands) Holdings II BV hold 49.8% and 50.2% respectively of the shareholding in Coca-Cola Korea Bottling Company, Ltd.

4 Matila Nominees Pty Ltd is the trustee company for the Employees Share Plan (ESP), the Long Term Incentive Share Plan (LTISP), the Non-executive Directors' Share Plan, the Non-executive Directors' Retirement Share Trust and the Executive Salary Sacrifice Share Plan. As at 31 December 2006, the trustee held 8,709,559 (2005: 7,948,021) ordinary shares on behalf of the members of the ESP, 462,855 (2005: 668,229) ordinary shares on behalf of the members of the LTISP, 223,874 (2005: 144,874) ordinary shares on behalf of the members of the Non executive Directors' Share Plan, 155,806 (2005: nil) ordinary shares on behalf of the members of the Non-executive Directors' Retirement Share Trust and 452,518 (2005: 247,200) ordinary shares on behalf of the members of the Executive Salary Sacrifice Share Plan.

5 Neverfail Springwater Ltd holds 40.7% of the shareholding in Neverfail Bottled Water Co Pty Ltd.

6 Neverfail Bottled Water Co Pty Ltd holds 1.5% of the shareholding in Neverfail Springwater (Vic) Pty Ltd.

7 SPC Ardmona Ltd holds 50% of the shares in Australian Canned Fruit (I.M.O.) Pty Ltd.

32. Business Combinations

a) Summary of acquisitions

Acquisition of the water business and related assets of Palm Springs Ltd

CCA acquired the water business and related assets of Palm Springs Ltd on 29 September 2006, for a purchase consideration of $9.3 million.

The revenue or contribution to the Group has not been disclosed as the business structure has changed since the acquisition of the water business and related assets of Palm Springs Ltd.

Details of the fair value of the assets and liabilities of Palm Springs acquired and goodwill are as follows –

	$M
Purchase consideration –	
Cash paid	**8.9**
Direct costs relating to the acquisition	**0.4**
Total purchase consideration	**9.3**
Fair value of net identifiable assets acquired (refer to c))	**9.3**
Goodwill	**–**
Other acquisitions	
Other acquisitions include various individually immaterial acquisitions within the bulk water industry. Details of the fair value of assets and liabilities are as follows –	
Purchase consideration –	
Cash paid	**6.2**
Deferred cash settlement	**0.1**
Total purchase consideration	**6.3**
Fair value of net identifiable assets acquired (refer to c))	**2.6**
Goodwill (refer to Note 15)	**3.7**

32. Business Combinations continued

	2006[1] Recognised on acquisition $M	2005[2] Recognised on acquisition $M
b) Purchase consideration		
Shares issued, at fair value	–	275.7
Cash paid	**15.1**	315.4
Deferred cash settlement	**0.1**	10.0
Costs associated with the acquisition	**0.4**	7.9
Total consideration	**15.6**	609.0
The net cash outflow on acquisition is as follows –		
Net cash acquired	–	8.9
Cash paid, including costs	**(15.5)**	(323.3)
Net cash outflow	**(15.5)**	(314.4)

1 Includes acquisition of the water business and related assets of Palm Springs Ltd and other acquisitions which are individually immaterial (refer to c)).

2 Includes acquisition of SPCA, the Northern Territory Coca-Cola franchise, CCA Indonesia outside equity interest and the business assets of Grinders Coffee.

The goodwill is attributable to the high profitability of the acquired businesses, and synergies expected to arise after the acquisition. The fair value of assets and liabilities acquired was based on various methods depending on the asset or liability. For example, the fair value of intangible assets was based on discounted cash flow models.

The amounts recognised on acquisition above represent provisional assessments of the fair values of assets and liabilities acquired. These amounts will be finalised within twelve months from the respective date for each acquisition.

c) Assets and liabilities acquired

The fair value of the identifiable assets and liabilities of each acquisition as at the respective dates of acquisition are –

	Palm Springs Recognised on acquisition $M	**Other acquisitions** Recognised on acquisition $M	**Total** Recognised on acquisition $M
Current assets			
Trade and other receivables	1.3	0.5	1.8
Total current assets	1.3	0.5	1.8
Non-current assets			
Investments in bottlers' agreements	3.2	–	3.2
Property, plant and equipment	4.4	0.3	4.7
Intangible assets	1.8	3.1	4.9
Total non-current assets	9.4	3.4	12.8
Total assets	10.7	3.9	14.6
Current liabilities			
Trade and other payables	0.6	–	0.6
Accrued charges	0.6	0.4	1.0
Total current liabilities	1.2	0.4	1.6
Non-current liabilities			
Trade and other payables	–	0.1	0.1
Deferred tax liabilities	0.2	0.8	1.0
Total non-current liabilities	0.2	0.9	1.1
Total liabilities	1.4	1.3	2.7
Net assets	9.3	2.6	11.9

The amounts recognised on acquisition above represent provisional assessments of the fair values of assets and liabilities acquired. These amounts will be finalised within twelve months from the respective date for each acquisition.

The fair value of the above assets and liabilities acquired approximates the carrying value.

33. Key Management Personnel Disclosures

CCA has applied the relief available under Corporations Regulation 2M.06.04, which exempts listed companies from providing remuneration disclosures in their annual financial report as required by paragraphs Aus25.4 to Aus25.7.2 of AASB 124 "Related Party Disclosures". These remuneration disclosures have been transferred to the remuneration report in pages 41 to 61 of the Directors' Report and have been audited.

The following persons were key management personnel of Coca-Cola Amatil Limited during the financial year –

Key management personnel	Position	Date of change in position
Directors in office at the end of the financial year		
D.M. Gonski, AO	Chairman (non-executive)	
J.R. Broadbent, AO	Director (non-executive)	
T.J. Davis	Director and Group Managing Director	
I. Finan	Director (non-executive)	
G.J. Kelly	Director (non-executive)	
W.M. King, AO	Director (non-executive)	
D.E. Meiklejohn	Director (non-executive)	
M.K. Ward, AO	Director (non-executive)	
Executives at the end of the financial year		
J.M. Wartig	Chief Financial Officer	
W.G. White	Managing Director, Australia	
G. Adams	Managing Director, New Zealand & Fiji	
P. Kelly	Managing Director, Asia	
R. Randall	Managing Director, South Korea	Appointed 8 February 2006 (previously Acting Managing Director)
J. Seward	Managing Director, Indonesia & PNG	
N. Garrard	Managing Director, SPC Ardmona, Australia	
M. Clark	General Manager, Grinders Coffee Business, Australia	

Total remuneration for key management personnel for the CCA Group and CCA Entity during the financial year is set out below –

Remuneration by category	**2006 $**	2005 $
Short term	**11,606,203**	9,282,932
Post employment	**1,461,347**	1,027,402
Other long term	**425,302**	541,786
Termination	**404,762**	342,912
Share based payments	**3,156,167**	2,685,790
	17,053,781	13,880,822

Further details are contained in the remuneration report, found in the Directors' Report.

Options held by key management personnel

The Company has issued no options since 1 November 2002. No remuneration in future periods is affected by options previously granted. All options are now fully vested with the employees.

No performance conditions were attached to the grant of options.

2006 Number of options held over unissued ordinary shares in CCA	**Opening balance**	**Exercised**	**Expired**	**Closing balance**	**Vested and exercisable at end of period**	**Vested and not exercisable at end of period**
Executives[1]						
W.G. White	80,000	–	–	80,000	80,000	–
P. Kelly	9,000	–	(5,000)	4,000	4,000	–
R. Randall	6,000	–	–	6,000	6,000	–
M. Clark	192,500	–	(60,000)	132,500	132,500	–

Refer to the following page for footnote details.

33. Key Management Personnel Disclosures continued

Options held by key management personnel continued

2005 Number of options held over unissued ordinary shares in CCA	Opening balance	Exercised	Withdrawn	Closing balance	Vested and exercisable at end of period	Vested and not exercisable at end of period
Director						
T.J. Davis	200,000	(200,000)	–	–	–	–
Executives[1]						
W.G. White	80,000	–	–	80,000	80,000	–
P. Kelly	115,400	(106,400)	–	9,000	9,000	–
R. Randall	60,000	(54,000)	–	6,000	6,000	–
M. Clark	192,500	–	–	192,500	192,500	–
Former executive						
D.P. Westall	91,200	(87,700)	(3,500)	–	–	–

1 Since 1 January 2003, share options are no longer awarded. Accordingly, Messrs Wartig, Adams, Seward and Garrard do not hold any options.

The exercise price of options on issue to key management personnel is as follows –

2006	Options No.	Exercise price $
Executives		
W.G. White	80,000	5.18
P. Kelly	4,000	10.08
R. Randall	6,000	6.33
M. Clark	45,000	10.08
M. Clark	87,500	6.33

2005	Options No.	Exercise price $
Executives		
W.G. White	80,000	5.18
P. Kelly	5,000	9.69
P. Kelly	4,000	10.08
R. Randall	6,000	6.33
M. Clark	60,000	9.69
M. Clark	45,000	10.08
M. Clark	87,500	6.33

Shareholdings of key management personnel

2006 Number of ordinary shares held	Opening balance	Additions[1]	Non-executive Directors' Share Plan[2]	Non-executive Directors' Retirement Share Trust[3]	Issued/ awarded during the year as remuneration[4]	Withdrawn	Closing balance
Directors in office at the end of the financial year							
D.M. Gonski, AO	140,317	7,074	48,196	84,406	–	–	279,993
J.R. Broadbent, AO	10,980	725	4,860	30,921	–	–	47,486
T.J. Davis[5&6]	506,614	179,184	–	–	74,500	(130,000)	630,298
I. Finan	1,180	–	4,417	–	–	–	5,597
G.J. Kelly	7,041	65	4,258	–	–	–	11,364
W.M. King, AO	17,677	150	8,032	6,414	–	–	32,273
D.E. Meiklejohn	8,474	–	4,418	–	–	–	12,892
M.K. Ward, AO	11,393	1,377	4,819	30,495	–	–	48,084

Refer to the following page for footnote details.

33. Key Management Personnel Disclosures continued

Shareholdings of key management personnel continued

2006 Number of ordinary shares held	Opening balance	Additions[1]	Non-executive Directors' Share Plan[2]	Non-executive Directors' Retirement Share Trust[3]	Issued/ awarded during the year as remuneration[4]	Withdrawn	Closing balance
Executives							
J.M. Wartig[6]	13,223	14,807	–	–	–	–	28,030
W.G. White[6]	59,367	8,414	–	–	–	–	67,781
G. Adams[6]	1,378	701	–	–	–	–	2,079
P. Kelly[6]	27,108	6,392	–	–	–	–	33,500
R. Randall[6]	12,824	33,218	–	–	–	–	46,042
J. Seward[6]	1,374	1,673	–	–	–	–	3,047
N. Garrard	33,893	6,252	–	–	–	–	40,145
M. Clark[6]	56,654	8,233	–	–	–	–	64,887

1 Includes the purchase of ordinary shares and shares issued under the Employees Share Plan, Dividend Reinvestment Plan and Executive Salary Sacrifice Share Plan. The additions to the shareholdings were at arms length.

2 Shares purchased during the period. Beneficial interest held subject to the conditions of the Plan.

3 Shares purchased during the period. Beneficial interest held subject to the conditions of the Plan.

4 Shares awarded to Mr Davis under the 2005-2007 LTISP.

5 Includes beneficial interest in 214,392 shares held by the LTISP, which are subject to the conditions of the Plan.

6 Subsequent to 31 December 2006, Mr Davis was awarded under the LTISP 25,000 shares for the 2006-2008 plan and 58,833 shares for the 2004-2006 plan. The following awards under the 2004-2006 LTISP were made –

Mr Wartig 35,350 shares; Mr White 38,809 shares; Mr Adams 10,605 shares; Mr Kelly 11,615 shares; Mr Randall 5,050 shares; Mr Seward 12,120 shares; and Mr Clark 22,725 shares.

2005 Number of ordinary shares held	Opening balance	Additions[1]	Non-executive Directors' Share Plan[2]	Issued/ awarded during the year as remuneration[3]	Withdrawn	Closing balance
Directors in office at the end of the financial year						
D.M. Gonski, AO	83,768	1,454	55,095	–	–	140,317
J.R. Broadbent, AO	5,424	–	5,556	–	–	10,980
T.J. Davis[4&5]	157,194	279,528	–	169,892	(100,000)	506,614
I. Finan	–	–	1,180	–	–	1,180
G.J. Kelly	1,987	48	5,006	–	–	7,041
W.M. King, AO	8,495	–	9,182	–	–	17,677
D.E. Meiklejohn	–	5,715	2,759	–	–	8,474
M.K. Ward, AO	5,567	317	5,509	–	–	11,393
Former Director						
H.A. Schimberg	5,639	–	4,489	–	–	10,128
Executives						
J.M. Wartig	1,115	12,108	–	–	–	13,223
W.G. White	5,093	15,746	–	38,528	–	59,367
G. Adams	868	510	–	–	–	1,378
P. Kelly	15,558	113,760	–	4,190	(106,400)	27,108
R. Randall	10,825	55,999	–	–	(54,000)	12,824
J. Seward	353	1,021	–	–	–	1,374
N. Garrard	–	140,773	–	–	(106,880)	33,893
M. Clark	19,584	3,896	–	33,174	–	56,654
Former executive						
D.P. Westall	9,198	4,080	–	3,259	–	16,537

1 Includes the purchase of ordinary shares and shares issued under the Employees Share Plan, Dividend Reinvestment Plan and Executive Salary Sacrifice Share Plan. The additions to the shareholdings were at arms length.

2 Shares purchased during the period. Beneficial interest held subject to the conditions of the Plan.

3 Includes shares awarded under the LTISP for the 2002-2004 plan and for Mr Davis 50,000 shares awarded under 2004-2006 plan.

4 Includes beneficial interest in 269,892 shares held by the LTISP, which are subject to the conditions of the Plan.

5 Subsequent to 31 December 2005, Mr Davis was awarded under the LTISP 74,500 shares for the 2005-2007 plan.

33. Key Management Personnel Disclosures continued

Loans to key management personnel

There are no loans between key management personnel and Coca-Cola Amatil Limited or any other Group company.

Other transactions of key management personnel and their personally related entities

There are no other transactions between key management personnel and Coca-Cola Amatil Limited or any other Group company.

34. Derivatives and Net External Debt Reconciliation

		CCA Group		CCA Entity	
	Refer Note	**2006 $M**	2005 $M	**2006 $M**	2005 $M
a) Derivatives as per the balance sheets					
Derivative assets – current					
Debt related		**(1.0)**	–	–	–
Non-debt related		**(50.0)**	(56.9)	**(41.6)**	(6.6)
	35f)	**(51.0)**	(56.9)	**(41.6)**	(6.6)
Derivative liabilities – current					
Debt related		**88.7**	54.8	**88.7**	23.9
Non-debt related		**81.1**	26.5	**60.4**	18.1
	35f)	**169.8**	81.3	**149.1**	42.0
Derivative liabilities – non-current					
Debt related	35f)	**70.0**	91.7	**70.0**	91.7
Total net derivative liabilities		**188.8**	116.1	**177.5**	127.1
Net derivative liabilities/(assets) comprises –					
Debt related		**157.7**	146.5	**158.7**	115.6
Non-debt related		**31.1**	(30.4)	**18.8**	11.5
Total net derivative liabilities		**188.8**	116.1	**177.5**	127.1
b) Net external debt reconciliation					
Cash assets	7	**(436.1)**	(315.0)	**(307.5)**	(129.8)
Trade and other receivables – non-current		**(2.9)**	–	**(1.5)**	–
Net derivative liabilities – debt related		**157.7**	146.5	**158.7**	115.6
Interest bearing liabilities – current	18	**278.4**	552.4	**165.7**	97.2
Interest bearing liabilities – non-current	18	**2,077.5**	1,748.8	**1,837.3**	1,523.2
Total net external debt		**2,074.6**	2,132.7	**1,852.7**	1,606.2

35. Financial Risk Management

Hedging transactions and derivative financial instruments

The Group's principal financial instruments, other than derivatives, comprise bank loans, capital markets issues, finance leases, cash and short term deposits.

The main purpose of these financial instruments is to raise finance and to manage liquidity for the Group's operations.

The Group has various other financial instruments such as trade receivables and trade payables, which arise directly from its operations.

The Group uses derivative financial instruments to reduce the Company's exposure to adverse fluctuations in interest rates, foreign exchange rates and certain raw material commodity prices. When entered into, the Group formally designates and documents the financial instrument as a hedge of the underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. The Group formally assesses both at the inception and at least monthly thereafter, whether the financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the derivative instruments are generally offset by changes in the fair values or cash flows of the underlying exposures being hedged. Any ineffective portion of a financial instrument's change in fair value is immediately recognised in earnings. Derivatives not entered into and documented as a hedge relationship are fair valued with the changes in fair value recognised in earnings. Virtually all of the Group's derivatives are straightforward over-the-counter instruments with liquid markets. The Group does not enter into derivative financial instruments for speculative purposes.

a) Interest rate risk management

The Group monitors a mix of offshore and local currency fixed rate and variable rate debt, as well as a mix of term debt versus non-term debt. The Group primarily enters into interest rate swap, interest rate option and cross currency agreements to manage these risks. The Group designates which of its financial assets and financial liabilities are exposed to a fair value or cash flow interest rate risk, such as financial assets and liabilities with a fixed interest rate or financial assets and financial liabilities with a floating interest rate that is reset as market rates change.

During 2006, the Group purchased interest rate collars and caps on floating rate debt. The decision to purchase collars and caps versus using swaps was taken in order to continue benefiting from the lower short term interest rates, while having in place protection against adverse interest rate movements. The options are marked to market with gains and losses relating to intrinsic value taken to the equity account (hedging reserve) dependent on the effectiveness testing result of the hedging relationship in which the options are designated and the time value relating to option premiums being expensed in the income statements.

The table below summarises the Group's and the Company's exposure to interest rate risks at 31 December 2006. Included in the table are the Group's and the Company's financial assets and financial liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates.

35. Financial Risk Management continued

a) Interest rate risk management continued

CCA Group
As at 31 December 2006

	Average interest rate p.a. %	Floating rate $M	Fixed interest rate: Less than 1 year $M	1 to 2 years $M	2 to 3 years $M	3 to 4 years $M	4 to 5 years $M	Over 5 years $M	Non-interest bearing $M	Total $M
Financial assets										
Cash assets	5.7	436.1	–	–	–	–	–	–	–	436.1
Receivables and current tax assets[1]	8.0	–	–	–	1.5	–	–	1.4	697.4	700.3
Derivatives	6.2	–	43.1	–	–	–	–	–	7.9	51.0
		436.1	43.1	–	1.5	–	–	1.4	705.3	1,187.4
Financial liabilities										
Payables, provisions and current tax liabilities[1]	–	–	–	–	–	–	–	–	696.0	696.0
Bonds	6.0	1,316.4	165.7	21.3	–	47.9	32.0	469.7	–	2,053.0
Derivatives	6.8	–	8.8	13.9	2.6	13.7	7.8	13.7	179.3	239.8
Loans, bank loans and bank overdrafts	6.5	302.9	–	–	–	–	–	–	–	302.9
		1,619.3	174.5	35.2	2.6	61.6	39.8	483.4	875.3	3,291.7

1 Includes defined benefit superannuation plan asset or liability respectively.

CCA Entity
As at 31 December 2006

	Average interest rate p.a. %	Floating rate $M	Fixed interest rate: Less than 1 year $M	1 to 2 years $M	2 to 3 years $M	3 to 4 years $M	4 to 5 years $M	Over 5 years $M	Non-interest bearing $M	Total $M
Financial assets										
Cash assets	6.2	307.5	–	–	–	–	–	–	–	307.5
Receivables and current tax assets[1]	8.0	1,502.1	–	–	1.5	–	–	–	533.7	2,037.3
Derivatives	6.2	–	41.0	–	–	–	–	–	0.6	41.6
		1,809.6	41.0	–	1.5	–	–	–	534.3	2,386.4
Financial liabilities										
Payables, provisions and current tax liabilities[1]	8.0	450.4	–	–	–	–	–	–	93.6	544.0
Bonds	6.0	1,266.4	165.7	21.3	–	47.9	32.0	469.7	–	2,003.0
Derivatives	6.8	–	3.6	6.4	2.5	13.7	7.8	13.7	171.4	219.1
		1,716.8	169.3	27.7	2.5	61.6	39.8	483.4	265.0	2,766.1

1 Includes defined benefit superannuation plan asset or liability respectively.

35. Financial Risk Management continued

a) Interest rate risk management continued

The table below summarises the Group's and the Company's exposure to interest rate risks at 31 December 2005. Included in the table are the Group's and the Company's financial assets and financial liabilities at carrying amounts categorised by the earlier of contractual repricing or maturity dates.

CCA Group
As at 31 December 2005

	Average interest rate p.a. %	Floating rate $M	Fixed interest rate: Less than 1 year $M	1 to 2 years $M	2 to 3 years $M	3 to 4 years $M	4 to 5 years $M	Over 5 years $M	Non-interest bearing $M	Total $M
Financial assets										
Cash assets	3.7	315.0	–	–	–	–	–	–	–	315.0
Receivables and current tax assets[1]	–	–	–	–	–	–	–	–	673.8	673.8
Derivatives	5.2	–	56.9	–	–	–	–	–	–	56.9
		315.0	56.9	–	–	–	–	–	673.8	1,045.7
Financial liabilities										
Payables, provisions and current tax liabilities[1]	–	–	–	–	–	–	–	–	710.6	710.6
Bonds	5.1	1,170.4	219.3	–	23.2	50.0	51.2	391.3	–	1,905.4
Derivatives	5.7	–	81.3	59.3	8.3	0.6	7.6	15.9	–	173.0
Loans, bank loans and bank overdrafts	6.1	237.4	–	–	–	–	158.4	–	–	395.8
		1,407.8	300.6	59.3	31.5	50.6	217.2	407.2	710.6	3,184.8

1 Includes defined benefit superannuation plan asset or liability respectively.

CCA Entity
As at 31 December 2005

	Average interest rate p.a. %	Floating rate $M	Fixed interest rate: Less than 1 year $M	1 to 2 years $M	2 to 3 years $M	3 to 4 years $M	4 to 5 years $M	Over 5 years $M	Non-interest bearing $M	Total $M
Financial assets										
Cash assets	5.5	129.8	–	–	–	–	–	–	–	129.8
Receivables and current tax assets[1]	8.0	1,109.3	–	–	–	–	–	–	575.3	1,684.6
Derivatives	5.1	–	6.6	–	–	–	–	–	–	6.6
		1,239.1	6.6	–	–	–	–	–	575.3	1,821.0
Financial liabilities										
Payables, provisions and current tax liabilities[1]	8.0	371.0	–	–	–	–	–	–	86.4	457.4
Bonds	5.3	1,138.9	15.7	–	23.2	–	51.2	391.3	–	1,620.3
Derivatives	5.7	–	42.0	59.9	8.3	–	7.6	15.9	–	133.7
Bank overdraft	6.1	0.1	–	–	–	–	–	–	–	0.1
		1,510.0	57.7	59.9	31.5	–	58.8	407.2	86.4	2,211.5

1 Includes defined benefit superannuation plan asset or liability respectively.

b) Foreign currency risk management

The Group is exposed to the effect of foreign exchange risk on capital obligations, expenses and revenues that are denominated in foreign currencies. Forward foreign exchange contracts are used to hedge a portion of the Group's anticipated foreign currency denominated expenditures. All of the forward exchange contracts have maturities of less than three years after the balance sheet date and consequently the net fair value of the gains and losses on these contracts will be transferred from the hedging reserve to the income statements at various dates during this period when the underlying exposure impacts earnings.

The Group enters into foreign currency contracts and foreign currency options to hedge capital obligations, and expenses and revenues denominated in foreign currencies. Benefits or costs arising from currency hedges for expense and revenue transactions that are designated and documented in a hedge relationship are brought to account in the income statements over the lives of the hedge transactions depending on the effectiveness testing and when the underlying exposure impacts earnings. For transactions entered into that hedge specific capital or borrowing commitments, any cost or benefit resulting from the hedge forms part of the initial asset or liability carrying value.

35. Financial Risk Management continued

b) Foreign currency risk management continued

The following table sets out as at balance date, the gross value to be received under foreign currency contracts and foreign currency options, the weighted average exchange rates and settlement dates of outstanding contracts –

CCA Group		Less than 1 year		1 to 5 years		Weighted average exchange rate	
		2006 $M	2005 $M	**2006 $M**	2005 $M	**2006 $**	2005 $
Foreign currency contracts							
USD		**430.0**	214.8	**99.5**	99.8	**0.7667**	0.7221
Other currencies		**309.9**	155.0	**32.3**	49.9	**–**	–
Foreign currency options							
AUD/USD	Purchased	**51.9**	–	**–**	–	**–**	–
Other currencies	Purchased	**68.2**	107.7	**–**	44.8	**–**	–
Other currencies	Sold	**–**	60.1	**–**	–	**–**	–

CCA Entity		Less than 1 year		1 to 5 years		Weighted average exchange rate	
		2006 $M	2005 $M	**2006 $M**	2005 $M	**2006 $**	2005 $
Foreign currency contracts							
USD		**430.0**	214.8	**99.5**	99.8	**0.7667**	0.7221
Other currencies		**116.0**	115.9	**32.3**	49.9	**–**	–
Foreign currency options							
AUD/USD	Purchased	**51.9**	–	**–**	–	**–**	–
Other currencies	Purchased	**68.2**	107.7	**–**	44.8	**–**	–
Other currencies	Sold	**–**	60.1	**–**	–	**–**	–

c) Commodity price risk management

The Group is exposed to commodity price volatility in certain raw materials used in the business. The Group enters into futures, swaps and option contracts to hedge commodity exposures with the objective of obtaining lower raw material prices and a more stable and predictable commodity price outcome.

The futures and options contracts are carried at fair value, being the market value as quoted in an active market or derived using valuation techniques where no active market exists. These models take into consideration assumptions based on market data.

Benefits or costs arising from commodity hedges that are designated and documented in a hedge relationship are brought to account in the income statements over the lives of the hedge transaction depending on hedge effectiveness testing outcomes and when the underlying exposure impacts earnings. Any cost or benefit resulting from the hedge forms parts of the carrying value of inventories.

The following table sets out at balance date the fair values of outstanding commodity futures and options contracts –

	Less than 1 year		1 to 5 years	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Futures	**(1.4)**	16.7	**–**	1.8
Options	**–**	4.9	**–**	–

d) Credit risk management

Credit risk represents the loss that would be recognised if counterparties to financial instruments fail to perform as contracted.

On-balance sheet risk

The credit risk on financial assets, excluding investments, of the Group which have been recognised in the balance sheets is the carrying amount, net of any provision for doubtful receivables. The Group minimises concentration of credit risk by undertaking transactions with a large number of customers and counterparties in various countries. The Group is not materially exposed to any individual customer.

Off-balance sheet risk

Credit risk arising from dealings in financial instruments is controlled by a strict policy of credit approvals, limits and monitoring procedures. The Group has no significant concentration of credit risk with any single counterparty and, as a matter of policy, only transacts with financial institutions that have at least an A (or equivalent) credit rating. The credit exposure of interest rate, foreign currency and commodity derivatives is represented by the net fair value of the contracts, as disclosed in sections a) to c) above.

35. Financial Risk Management continued

e) Liquidity risk management

The Group's objective is to maintain adequate liquidity to meet its financial obligations as and when they fall due through the use of bank overdrafts, committed bank facilities and the issue of notes in the global capital markets.

The Group's policy is that no more than 30% of the total drawn committed facilities available to the Group shall mature within a twelve month period.

Refer to Note 35g) for details of the cash advance and loan facilities in place.

f) Net fair values of derivative instruments

	CCA Group Fair value		CCA Entity Fair value	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Derivative assets – current				
Contracts with positive fair values				
The fair values of derivative financial instruments at the end of the financial year designated as cash flow hedges are –				
Commodities future contracts	**6.2**	18.5	**–**	–
Commodities options contracts	**–**	4.9	**–**	–
Forward currency contracts	**0.5**	8.0	**0.4**	0.3
Cross currency swaps	**0.1**	14.7	**0.1**	0.3
Interest rate swaps	**25.2**	6.5	**24.8**	2.5
Interest rate options	**1.9**	0.8	**1.9**	–
The fair values of derivative financial instruments at the end of the financial year designated as fair value hedges are –				
Cross currency swaps	**1.4**	–	**1.4**	–
The fair values of derivative financial instruments at the end of the financial year for which hedge accounting has not been applied are –				
Foreign exchange contracts	**1.0**	–	**–**	–
Foreign currency options	**0.2**	1.5	**0.2**	1.5
Interest rate swaps	**14.5**	2.0	**12.8**	2.0
Total derivative assets – current	**51.0**	56.9	**41.6**	6.6
Derivative liabilities				
Current	**169.8**	81.3	**149.1**	42.0
Non-current	**70.0**	91.7	**70.0**	91.7
Total derivative liabilities	**239.8**	173.0	**219.1**	133.7
Derivative liabilities – current and non-current				
Contracts with negative fair values				
The fair values of derivative financial instruments at the end of the financial year designated as cash flow hedges are –				
Commodities futures contract	**7.6**	–	**–**	–
Forward foreign exchange contracts	**13.0**	8.6	**12.7**	8.6
Cross currency swaps	**130.7**	151.9	**118.2**	112.9
Interest rate swaps	**–**	2.7	**–**	2.7
The fair values of derivative financial instruments at the end of the financial year designated as fair value hedges are –				
Cross currency swaps	**74.8**	7.5	**74.8**	7.5
The fair values of derivative financial instruments at the end of the financial year for which hedge accounting has not been applied are –				
Interest rate swaps	**13.7**	2.3	**13.4**	2.0
Total derivative liabilities – current and non-current	**239.8**	173.0	**219.1**	133.7

As noted within the summary of significant accounting policies, derivative financial instruments are initially recognised in the balance sheet at cost and subsequently remeasured to their fair value. Accordingly, there is no difference between the carrying value and fair value of derivative financial instruments at balance sheet date.

35. Financial Risk Management continued

g) Significant terms – interest bearing liabilities

The following table sets out the significant terms of the major components of the Group's interest bearing liabilities –

CCA Group				**Interest rate p.a.**			
Type of interest bearing liability/country	Refer Note	**2006 $M**	2005 $M	**2006 %**	2005 %	**Denomination**	**Maturity date**
Current							
Bonds							
Australia		–	27.3	–	5.1	United States Dollar	Jun 06
Australia		–	207.8	–	3.5	Swiss Franc	Jun 06
Australia – CCA Entity		–	35.0	–	5.6	Australian Dollar	Jul 06
Australia – CCA Entity		**133.0**	27.3	**5.8**	4.8	United States Dollar	Feb to Nov 07
Australia – CCA Entity		–	34.8	–	0.5	Japanese Yen	Jun to Oct 06
Australia – CCA Entity		**32.7**	–	**4.7**	–	Hong Kong Dollar	Mar 07
	18	**165.7**	332.2				
Loans							
Australia	18	**0.4**	0.4	**7.0**	6.7	Australian Dollar	Oct 07
Bank loans							
Indonesia		–	56.4	–	5.4	United States Dollar	Jun 06
South Korea		**112.3**	162.2	**5.4**	4.5	United States Dollar	Dec 07
	18	**112.3**	218.6				
Bank overdrafts	18	–	1.2				
Total interest bearing liabilities (current)		**278.4**	552.4				
Non-current							
Bonds							
Australia		**50.0**	50.0	**7.3**	7.3	Australian Dollar	Apr 09
Australia – CCA Entity		**362.2**	546.5	**5.6**	5.1	United States Dollar	Jun 10 to Apr 16
Australia – CCA Entity		–	35.2	–	4.9	Hong Kong Dollar	Mar 07
Australia – CCA Entity		**244.7**	110.2	**1.1**	1.1	Japanese Yen	Aug 08 to Jun 36
Australia – CCA Entity		**1,230.4**	831.3	**6.8**	6.0	Australian Dollar	Nov 08 to Jan 19
	18	**1,887.3**	1,573.2				
Loans							
Australia	18	**6.2**	6.6	**7.0**	7.0	Australian Dollar	Jun 17 to Apr 18
Bank loans							
Indonesia		–	10.5	–	5.4	United States Dollar	Jun 07
South Korea		**63.4**	–	**5.6**	–	United States Dollar	Aug 09
New Zealand		**120.6**	158.5	**8.0**	8.0	New Zealand Dollar	Jun 10
	18	**184.0**	169.0				
Total interest bearing liabilities (non-current)		**2,077.5**	1,748.8				

35. Financial Risk Management continued

g) Significant terms – interest bearing liabilities continued

The following table sets out the significant terms of the major components of the Company's interest bearing liabilities –

CCA Entity				**Interest rate p.a.**			
Type of interest bearing liability/country	Refer Note	**2006 $M**	2005 $M	**2006 %**	2005 %	**Denomination**	**Maturity date**
Current							
Bonds							
Australia – CCA Entity		**–**	35.0	**–**	5.6	Australian Dollar	Jul 06
Australia – CCA Entity		**133.0**	27.3	**5.8**	4.8	United States Dollar	Feb to Nov 07
Australia – CCA Entity		**–**	34.8	**–**	0.5	Japanese Yen	Jun to Oct 06
Australia – CCA Entity		**32.7**	–	**4.7**	–	Hong Kong Dollar	Mar 07
	18	**165.7**	97.1				
Total interest bearing liabilities (current)		**165.7**	97.1				
Non-current							
Bonds							
Australia – CCA Entity		**362.2**	546.5	**5.6**	5.1	United States Dollar	Jun 10 to Apr 16
Australia – CCA Entity		**–**	35.2	**–**	4.9	Hong Kong Dollar	Mar 07
Australia – CCA Entity		**244.7**	110.2	**1.1**	1.1	Japanese Yen	Aug 08 to Jun 36
Australia – CCA Entity		**1,230.4**	831.3	**6.8**	6.0	Australian Dollar	Nov 08 to Jan 19
	18	**1,837.3**	1,523.2				
Total interest bearing liabilities (non-current)		**1,837.3**	1,523.2				

36. Related Parties

Parent entity

Coca-Cola Amatil Limited is the parent entity of the Group.

Controlled entities

Interests in controlled entities are set out in Note 31.

Key management personnel

Disclosures relating to key management personnel are set out in Note 33, and in the Directors' Report.

Related entities

The Coca-Cola Company (TCCC) directly and through its controlled entities, Coca-Cola Holdings (Overseas) Limited and The Coca-Cola Export Corporation holds 32.1% (2005: 32.2 %) of the Company's fully paid ordinary shares.

Pacific Beverages Pty Ltd, a joint venture with SABMiller plc, is held 50% by CCA.

36. Related Parties continued

Transaction with related parties

	CCA Group		CCA Entity	
	2006 $M	2005 $M	**2006 $M**	2005 $M
Reimbursements and other revenue from –				
Entities with significant influence over the Group				
TCCC and its subsidiaries[1]	**36.2**	38.0	–	–
Associates of TCCC	**21.2**	1.1	–	–
Joint venture[2]				
Service fee	**0.1**	–	–	–
Controlled entities				
Management and guarantee fees	–	–	**438.3**	280.7
Dividend income	–	–	**20.5**	70.3
Finance income	–	–	**91.5**	67.1
Purchases and other expense from –				
Entities with significant influence over the Group				
TCCC and its subsidiaries[3]	**735.2**	696.7	–	–
Other related parties	**12.6**	11.5	–	–
Controlled entities				
Interest expense	–	–	**31.4**	26.8
Amounts owed by –				
Entities with significant influence over the Group				
TCCC and its subsidiaries	**18.3**	18.0	**0.3**	0.1
Associates of TCCC	**0.7**	0.1	–	–
Joint venture	**3.6**	–	**1.5**	–
Controlled entities	–	–	**2,029.5**	1,676.5
Amounts owed to –				
Entities with significant influence over the Group				
TCCC and its subsidiaries	**169.9**	166.4	–	–
Other related parties	**1.2**	2.3	–	–
Controlled entities	–	–	**481.3**	385.7

1 Under a series of arrangements, the Group participates with certain subsidiaries of TCCC under which they jointly contribute to the development of the market in the territories in which the Group operates. These arrangements include a regular shared marketing expenses program, under which the Group contributes to certain TCCC incurred marketing expenditure and TCCC contributes to certain marketing expenditure incurred by the Group. Certain subsidiaries of TCCC provide marketing support to the Group, which is in addition to the usual contribution to shared marketing initiatives. This is designed to assist the Group with the necessary development of certain territories. Amounts received are either accounted for as a credit to revenue or as a reduction to expense, as appropriate.

2 Represents the services provided to Pacific Beverages Pty Ltd under certain agreements and arrangements agreed between CCA and Pacific Beverages Pty Ltd.

3 Represents purchases of concentrates and beverage base for Coca-Cola trademarked products, and finished goods.

Superannuation plans

Associated Nominees Pty Ltd and CCA Superannuation Pty Ltd act as trustees for the CCA Group Superannuation Plan and CCA Beverages Superannuation Plan respectively. Coca-Cola Amatil Limited holds a 50% share of both companies.

Terms and conditions of transactions with related parties

All of the above transactions were conducted under normal commercial terms and conditions.

Outstanding balances at year end are unsecured and settlement occurs in cash.

There have been no guarantees provided or received for any related party receivables. For the financial year ended 31 December 2006, the Group has not raised any provision for doubtful receivables relating to amounts owed by related parties (2005: nil).

37. Deed of Cross Guarantee

Coca-Cola Amatil Limited and certain controlled entities as indicated in Note 31 have entered into a Deed of Cross Guarantee with Matila Nominees Pty Ltd which provides that all parties to the Deed will guarantee to each creditor, payment in full of any debt of each company participating in the Deed on winding-up of that company. In addition, as a result of ASIC Class Order No. 98/1418, controlled entities (other than Coca-Cola Amatil Limited) are relieved from the requirement to prepare financial statements.

Consolidated balance sheets for the closed group	2006 $M	2005 $M
Current assets		
Cash and cash equivalents	**371.4**	199.6
Trade and other receivables	**563.7**	474.9
Inventories	**476.1**	456.4
Prepayments	**20.5**	34.4
Current tax assets	**–**	12.6
Derivatives	**49.8**	43.8
Total current assets	**1,481.5**	1,221.7
Non-current assets		
Other receivables	**44.1**	0.3
Investment in joint venture	**1.5**	–
Investments in securities	**1,268.3**	1,283.8
Investments in bottlers' agreements	**691.7**	688.6
Property, plant and equipment	**894.7**	886.5
Intangible assets	**478.2**	474.4
Prepayments	**15.9**	4.7
Defined benefit superannuation plan asset	**–**	1.0
Total non-current assets	**3,394.4**	3,339.3
Total assets	**4,875.9**	4,561.0
Current liabilities		
Trade and other payables	**340.9**	330.6
Interest bearing liabilities	**166.1**	333.7
Current tax liabilities	**27.1**	45.1
Provisions	**49.5**	43.4
Accrued charges	**220.7**	219.7
Derivatives	**169.5**	78.8
Total current liabilities	**973.8**	1,051.3
Non-current liabilities		
Other payables	**112.7**	49.9
Interest bearing liabilities	**1,893.5**	1,579.8
Provisions	**27.2**	28.2
Deferred tax liabilities	**112.8**	115.5
Defined benefit superannuation plan liability	**10.2**	2.9
Derivatives	**70.0**	91.7
Total non-current liabilities	**2,226.4**	1,868.0
Total liabilities	**3,200.2**	2,919.3
Net assets	**1,675.7**	1,641.7
Equity		
Share capital	**2,001.1**	1,982.1
Shares held by equity compensation plans	**(15.2)**	(11.9)
Reserves	**40.3**	46.1
Accumulated losses	**(350.5)**	(374.6)
Total equity	**1,675.7**	1,641.7

37. Deed of Cross Guarantee continued

Consolidated income statements for the closed group	2006 $M	2005 $M
Profit before income tax expense	**359.6**	527.5
Income tax expense	**(95.9)**	(99.5)
Profit after income tax expense	**263.7**	428.0
Accumulated losses at the beginning of the financial year	**(374.6)**	(585.1)
Adjustment arising from adoption of AIFRS	**–**	(3.0)
Dividends appropriated	**(239.6)**	(214.5)
Accumulated losses at the end of the financial year	**(350.5)**	(374.6)

38. Events after the Balance Date

Since the end of the financial year, the Directors have declared the following dividend –

Class of share	Rate per share ¢	Franking per share ¢	Amount $M	Date payable
Ordinary	18.0	18.0	135.3	2 April 2007

Directors' Declaration

Coca-Cola Amatil Limited and its controlled entities

In accordance with a resolution of the Directors of Coca-Cola Amatil Limited dated 15 February 2007, we state that –

In the opinion of the Directors –

a) the financial statements and notes and the additional disclosures included in the Directors' Report designated as audited, of the Company and of the consolidated entity, are in accordance with the Corporations Act 2001, including –

  i) giving a true and fair view of the Company's and the consolidated entity's financial position as at 31 December 2006, and of their performance for the year ended on that date; and

  ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b) at the date of this declaration, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

c) there are reasonable grounds to believe that the Company and the wholly owned controlled entities identified in Note 31 to the financial statements as being parties to a Deed of Cross Guarantee with Matila Nominees Pty Ltd as trustee, will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the Deed.

This declaration has been made after receiving the declarations required to be made to Directors by the Group Managing Director and Chief Financial Officer, in accordance with section 295A of the Corporations Act 2001 for the financial year ended 31 December 2006.

On behalf of the Directors

D.M. Gonski, AO
Chairman
Sydney
15 February 2007

T.J. Davis
Group Managing Director
Sydney
15 February 2007

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

Independent audit report to members of Coca-Cola Amatil Limited

Scope

The financial report, remuneration report and Directors' responsibility

The financial report comprises the balance sheets, income statements, changes in equity statements, cash flow statements, accompanying notes to the financial statements, and the Directors' Declaration for Coca-Cola Amatil Limited (the Company) and the consolidated entity, for the year ended 31 December 2006. The consolidated entity comprises both the Company and the entities it controlled during that year.

The Company has disclosed information, as required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 "Related Party Disclosures" ("remuneration disclosures"), under the heading "Remuneration report" on pages 41 to 61 of the Directors' Report, as permitted by the Corporations Regulation 2M.6.04.

The Directors of the Company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The Directors are also responsible for the remuneration disclosures contained in the Directors' Report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 "Related Party Disclosures". The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 "Related Party Disclosures".

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the Directors and management of the Company.

Independence

We are independent of the Company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the Directors of the Company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the financial report of Coca-Cola Amatil Limited is in accordance with:
   a) the Corporations Act 2001, including:
      i) giving a true and fair view of the financial position of Coca-Cola Amatil Limited and the consolidated entity at 31 December 2006 and of their performance for the year ended on that date; and
      ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
   b) other mandatory financial reporting requirements in Australia.
2. the remuneration disclosures under the heading "Remuneration report" that are contained on pages 41 to 61 of the Directors' Report comply with Accounting Standard AASB 124 "Related Party Disclosures".

Ernst & Young

G. Ezzy
Partner
Sydney, NSW
15 February 2007

Liability limited by a scheme approved under Professional Standards Legislation

Coca-Cola Amatil Limited

Additional information required by Australian Securities Exchange Listing Rules is as follows. This information is current as at 22 February 2007.

Distribution Schedule of Shareholders

	Ordinary	
	Holder No.	Shares No.
1 – 1,000	22,331	8,677,983
1,001 – 5,000	15,332	35,034,729
5,001 – 10,000	2,265	16,110,576
10,001 – 100,000	1,300	29,383,158
100,001 and over	137	662,118,629
Total	**41,365**	**751,325,075**

There were 3,961 holders of less than a marketable parcel of 61 ordinary shares.

Substantial Shareholders

The name of the substantial shareholder of the Company's ordinary shares (holding not less than 5%) who has notified the Company in accordance with section 671B of the Corporations Act 2001 is –

The Coca-Cola Company and its controlled entities	241,049,276

Top Twenty Registered Shareholders

	Ordinary shares	No. %
Coca-Cola Holdings (Overseas) Limited[1]	149,392,972	19.88
National Nominees Limited	112,515,954	14.98
The Coca-Cola Company[1]	91,631,277	12.20
Westpac Custodian Nominees Limited	69,289,616	9.22
J P Morgan Nominees Australia Limited	67,322,949	8.96
Citicorp Nominees Pty Limited	37,779,224	5.03
ANZ Nominees Limited	33,130,967	4.41
Cogent Nominees Pty Limited	12,189,563	1.62
Matila Nominees Pty Limited	11,202,732	1.49
RBC Dexia Investor Services Australia Nominees Pty Limited	7,857,608	1.05
Tasman Asset Management Ltd	6,975,899	0.93
HSBC Custody Nominees (Australia) Limited	6,698,484	0.89
Queensland Investment Corporation	6,057,901	0.81
UBS Nominees Pty Ltd	4,336,024	0.58
Australian Foundation Investment Company Limited	4,058,386	0.54
HSBC Custody Nominees (Australia) Limited – A/C 2	3,863,187	0.51
Merrill Lynch (Australia) Nominees Pty Ltd	3,048,417	0.41
PSS Board	2,675,226	0.36
AMP Life Limited	2,621,383	0.35
Promina Equities Limited	1,565,564	0.21
Total	**634,213,333**	**84.41**

1 Major holdings of The Coca-Cola Company.

Business activities

CCA is the largest non-alcoholic beverage company in the Asia-Pacific region and one of the world's top five Coca-Cola bottlers. CCA operates across 6 countries – Australia, New Zealand, Indonesia, South Korea, Fiji and Papua New Guinea. In the past 5 years CCA has diversified its portfolio of products to include water, sports drinks, fruit juices, coffee, iced teas and packaged ready-to-eat fruit and vegetable products. Its brands include Coca-Cola, Coca-Cola Zero, Diet Coke, Sprite, Fanta, Mount Franklin, Neverfail Springwater, pump, Grinders Coffee, Goulburn Valley fruit juices, SPC Ardmona and Deep Spring.

Pacific Beverages Pty Ltd, a joint venture company formed in August 2006 by CCA and SABMiller, the world's second largest brewer, markets and distributes SABMiller's premium beer brands, Peroni Nastro Azzurro, Miller Genuine Draft and Pilsner Urquell in Australia. Pacific Beverages began distribution of the beer brands across Australia in November 2006.

Pacific Beverages Pty Ltd will also sell and distribute the premium spirit portfolio of global premium spirits distributor Maxxium. Maxxium's major brands include Jim Beam, Canadian Club, Remy Martin, Cointreau, The Famous Grouse and ABSOLUT VODKA. Distribution will begin in April 2007.

Annual General Meeting

CCA's Annual General Meeting will be held on Tuesday, 8 May 2007 at the City Recital Hall, Angel Place (Pitt Street entrance), Sydney at 10am.

Voting rights

Shareholders are encouraged to attend the Annual General Meeting, however, when this is not possible, they are encouraged to use the form of proxy by which they can register their vote or vote online at www.linkmarketservices.com.au. Every member present personally or by proxy, attorney or representative shall on a show of hands have one vote and on a poll have one vote for every share held.

Listings

CCA shares are listed under the symbol CCL on Australian Securities Exchange (ASX). The securities of the Company are traded on ASX on the issuer sponsored sub-register or under CHESS (Clearing House Electronic Sub-register System).

CCA ordinary shares are traded in the United States in the form of American Depositary Receipts (ADRs) issued by The Bank of New York, as Depositary. Each ADR represents two ordinary shares. The ADRs trade over-the-counter under the symbol CCLAY.

Company publications

Other than the Annual Report, CCA publishes Shareholder News, a newsletter sent to shareholders with the interim dividend advice.

Share buy back

The Company is not currently undertaking an on-market share buy back.

Website

All material contained in this report is also available on the Company's website. In addition, earnings announcements to ASX, media releases, presentations by senior management and dividend history are also published on the website. The address is www.ccamatil.com.

Dividends

In 2006, CCA paid fully franked dividends and has a payout policy of 70% to 80% of net profit, subject to the ongoing cash needs of the business. It is expected that dividends paid in the future will be fully franked for at least the next two years.

Dividend Reinvestment Plan

Participation in the Dividend Reinvestment Plan (DRP) is optional and available to all shareholders (except those with a registered address in the United States). Shareholders may elect to participate for all or only some of their shares. Shares are currently issued under the DRP at a discount of 3% from the market price of CCA ordinary shares. The market price is calculated at each dividend payment, being the weighted average price of all ordinary CCA shares sold on ASX on the first day on which those shares are quoted ex dividend and the following nine business days. There are no brokerage, stamp duty or other transaction costs payable by participants.

Participation in the DRP is currently capped at 100,000 shares per shareholder.

Note: the DRP rules may be modified, suspended or terminated by the Directors at any time after giving one month's notice to DRP participants. For additional information and an application form, please contact our share registry, Link Market Services on 61 2 8280 7121.

Tax File Numbers

Australian taxpayers who do not provide details of their tax file number will have dividends subjected to the top marginal personal tax rate plus Medicare levy. It may be in the interests of shareholders to ensure that tax file numbers have been supplied to the share registry. Forms are available from the share registry should you wish to notify the registry of your tax file number or tax exemption details.

Change of address

It is important for shareholders to notify the share registry in writing promptly of any change of address. As a security measure, the old address should also be quoted as well as your shareholder reference number (SRN).

Glossary

AIFRS	Australian equivalents to International Financial Reporting Standards.
ARTD	Alcoholic ready-to-drink.
C&L	Convenience and leisure.
Capital Employed	Equity plus net debt.
Carbonated beverages, CSDs	Non-alcoholic beverages with carbon dioxide.
CCA	Coca-Cola Amatil.
Coca-Cola System, Coke System	The Coca-Cola Company and its bottling partners.
COGS	Cost of goods sold.
EBIT	Earnings before interest and tax.
EBIT Margin	Earnings before interest and tax divided by trading revenue.
HORECA	Hotels, Restaurants and Cafes.
Non-Alcoholic Ready-To-Drink, NARTD	Non-alcoholic beverages, including carbonated and non-carbonated drinks.
Non-Carbonated Beverages, NCBs	Includes packaged water, ready-to-drink coffee and tea, juices/nectar, sports drinks, fruit still drinks and other ready-to-drink beverages.
PET	Polyethylene Terephthalate. The material from which CCA's plastic drink bottles are manufactured.
PNG	Papua New Guinea.
Return on Capital Employed, ROCE	Earnings before interest and tax divided by the average of the opening and closing balances of capital employed.
RGB	Returnable glass bottles.
RTD	Ready-to-Drink.
SPCA	SPC Ardmona.
TCCC	The Coca-Cola Company.
Unit Case	A unit case is the equivalent of twenty four 8oz (237mL) serves or 5.678 litres.

Company Directories

Chairman

David Gonski, AO

Corporate Office

Terry Davis
Group Managing Director

John Wartig
Chief Financial Officer

George Forster
General Counsel and Company Secretary

Senior Management

Warwick White
Managing Director, Australia

Nessa O'Sullivan
Chief Financial Officer, Australia

George Adams
Managing Director, New Zealand & Fiji

Craig Richardson
Chief Financial Officer, New Zealand & Fiji

Peter Kelly
Regional Director, Asia

Reg Randall
Managing Director, South Korea

David Gate
Chief Financial Officer, South Korea

Bapak Mugijanto
President Commissioner, Indonesia

John Seward
Managing Director, Indonesia & PNG

Craig Green
Chief Financial Officer, Indonesia

Colin McVea
General Manager, PNG

Ian Furlong
General Manager, Fiji

Nigel Garrard
Managing Director, SPC Ardmona

Steve Perkins
Chief Financial Officer, SPC Ardmona

Registered Office

Coca-Cola Amatil Limited
71 Macquarie Street
Sydney NSW 2000

Ph: 61 132 653
Fx: 61 2 9259 6623

New Zealand

The Oasis, Mt Wellington
Auckland

Ph: 64 9 970 8000

South Korea
84-11, 5-Ka, Namdaemun-Ro
Chung-Ku Seoul 100-753

Ph: 822 2259 5888

Indonesia
Jl. Teuku Umar KM 46
Cibitung, Bekasi 17520

Ph: 62 21 8832 2222

Papua New Guinea
Erica Street
Lae, Morobe Province

Ph: 675 472 1033

Fiji
Ratu Dovi Road
Laucala Beach Estate

Ph: 679 339 4333

SPC Ardmona
50 Camberwell Road
Hawthorn East Vic 3123

Ph: 61 3 9861 8900

Auditor

Ernst & Young
Chartered Accountants

Share Registry and Other Enquires

For enquiries about CCA shares:

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

Ph: 61 2 8280 7121
Fx: 61 2 9287 0303
Email: registrars@linkmarketservices.com.au

For enquiries about American Depositary Receipts (ADR):

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Toll Free (domestic): 1-888-BNY-ADRS
International: 1212-815-3700
Email: shareowners@bankofny.com

For enquiries about the operations of the Company:

Investor Relations
71 Macquarie Street
Sydney NSW 2000

Ph: 61 2 9259 6159
Fx: 61 2 9259 6614
Email: aus_investor_relations@anz.ccamatil.co

Calendar of Events 2007

Thursday 15 February 2007	2006 full year results announcement
Tuesday 20 February 2007	Ex-dividend date (final dividend)
Monday 26 February 2007	Record date for dividend entitlements
Monday 2 April 2007	2006 final ordinary dividend paid
Tuesday 8 May 2007	Annual General Meeting
Thursday 9 August 2007	2007 half year results announcement
Monday 20 August 2007	Ex-dividend date (interim dividend)
Friday 24 August 2007	Record date for dividend entitlements
Tuesday 2 October 2007	2007 interim ordinary dividend paid

For more information on Coca-Cola Amatil please visit our website at

www.ccamatil.com


zero
real taste
zero sugar


STILL
MOUNT
FRANKLIN
AUSTRALIA'S PREMIUM SPRI


Genuine
JIM BEAM
BEAM FORMULA
B
A STANDARD SINCE 1795
SOUR
MASH


zero

Coca-Cola Amatil Limited
ABN 26 004 139 397


Diet
SPC
Brekky Fruit
PERONI
NASTRO AZZURRO
250 mL
Coca-Cola
orange
ISOTONIC
JIM BEAM

Notice of Meeting

Coca-Cola Amatil Limited ABN 26 004 139 397

Notice is hereby given that the Annual General Meeting of Coca-Cola Amatil Limited will be held in the City Recital Hall, Angel Place, Sydney on Tuesday, 8 May 2007 at 10.00am for the purpose of transacting the business set out in this notice.

Meeting of Shareholders

ORDINARY BUSINESS

1. Accounts

To receive and consider the accounts for the year ended 31 December 2006 and the reports of the Directors and Auditors.

There is no vote on this item.

2. Remuneration Report

To adopt the Remuneration Report contained within the accounts for the year ended 31 December 2006.

The Remuneration Report is set out on pages 41 to 61 of the 2006 Annual Report. Please note that the vote on this resolution is advisory only, and does not bind the Directors or the Company.

3. Election of Directors

Ms J R Broadbent, AO and Mr G J Kelly will retire in accordance with Article 6.3(b) of the Constitution and offer themselves for re-election.

An explanatory note to this item appears on page 3.

SPECIAL BUSINESS

4. Participation by Executive Director in the Long Term Incentive Share Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the Directors be permitted to invite Mr T.J. Davis to participate in the Coca-Cola Amatil Limited Long Term Incentive Share Plan by offering him rights to acquire up to 205,200 fully paid ordinary shares in the Company in the manner set out in the Explanatory Notes to this Notice of Meeting."

An explanatory note to the above resolution appears on page 4.

Dated 5 April 2007.

By order of the Board,
G T Forster
General Counsel and Company Secretary
71 Macquarie Street
Sydney

Note:

a) Pursuant to Regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that for the purpose of the meeting all shares in the Company shall be taken to be held by the persons who were registered as shareholders at 10.00 am on 6 May 2007;

b) a member entitled to attend and vote is entitled to appoint a proxy;

c) a proxy need not be a member;

d) a member entitled to cast 2 or more votes may appoint 2 proxies;

e) where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion of the member's voting rights. If a member appoints 2 proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half the votes; and

f) appointments of proxies must be received by the Company by 10.00am on 6 May 2007. Appointments may be returned in the enclosed reply-paid envelope to the Company's Share Registrar, Link Market Services Limited, Locked Bag A14, Sydney South NSW 1235 or by fax on (02) 9287 0309 or lodged online at www.linkmarketservices.com.au.

Explanatory Notes

ORDINARY BUSINESS

Resolution 3 – Election of Directors

Under the provisions in the Company's Constitution for the rotation of Directors, Ms Broadbent and Mr Kelly will retire at the Annual General Meeting and will offer themselves for re-election.

The Board is currently comprised of 7 Non-executive Directors and 1 Executive Director. The Board is conscious of the requirement to have a mixture of business talents, outlooks and backgrounds. Presently, the Non-executive Directors are comprised of 2 lawyers, 2 engineers, a banker, and 2 accountants. All Directors have an immense amount of business experience both in their chosen fields of endeavour and generally. Six Directors live in Australia (4 in Sydney and 2 in Melbourne). Two Directors live overseas.

The Board considers that 5 of the 8 Directors (including the Chairman) are independent Directors. Of the other 3, 2 are nominees of the major shareholder and one is the Managing Director.

Background information on each Director who is seeking re-election is provided below.

Jillian Broadbent, AO

Ms Broadbent joined the Board in 1999. Ms Broadbent has a Bachelor of Arts (major in Economics and Mathematics) from the University of Sydney. She has extensive experience in international banking, principally with Bankers Trust Australia, advising a wide range of corporate clients on risk management.

Ms Broadbent is also on the Boards of Woodside Petroleum Ltd, the Reserve Bank of Australia and SBS Corporation, and is Chairman of NIDA. Former directorships include Westfield America Management Ltd and Westfield Management Ltd.

Ms Broadbent is the Chairman of the Compliance & Social Responsibility Committee and a member of the Nominations Committee, Compensation Committee and the Related Party Committee.

The Board has determined that Ms Broadbent, a Non-executive Director, is an Independent Director.

Geoffrey Kelly

Mr Kelly joined the Board in April 2004, having previously been a Director between 1996 and 2001. Mr Kelly has a Law Degree from the University of Sydney. He joined The Coca-Cola Company in 1970 and has held legal positions with TCCC in the US, Asia and Europe. He is currently Senior Vice President and General Counsel, Chief Legal Officer of The Coca-Cola Company.

Mr Kelly is a member of the Compensation Committee.

The Board has determined that Mr Kelly, a Non-executive Director, is not an independent Director as he is a nominee of a substantial shareholder, The Coca-Cola Company.

Resolution 4 – Participation by Mr Davis in the 2007-2009 Long Term Incentive Share Plan

Approval is being sought in accordance with the ASX Listing Rules to allow Mr Davis to participate, as an Executive Director of the Company, in the 2007-2009 Long Term Incentive Share Plan ("**LTISP**").

The LTISP is a performance-based share plan that was established in 2002 replacing both a cash long term incentive plan and subsequently a non hurdle based option plan. Details of the 2002-2004 LTISP, 2003-2005 LTISP, 2004-2006 LTISP, 2005-2007 LTISP and 2006-2008 LTISP, including the performance of each of the Plans as at 31 December 2006, are disclosed in the Remuneration Report within the Company's 2006 Annual Report.

The 2007-2009 LTISP has again been further reviewed to better align Company performance with executive reward, specifically as follows:

- Mr Davis' potential allocation of shares under the 2007-2009 LTISP (as set out in the table below) reduces from a maximum of 320,000 shares for the 2006-2008 LTISP to a maximum of 205,200 shares for the 2007-2009 LTISP (a reduction of 114,800 shares or a reduction of approximately 35%);
- in 2004 dual performance hurdles were introduced, being a Total Shareholder Return ("**TSR**") hurdle (and since 2006 with two Peer Groups) and average annual growth in Net Operating Profit After Tax ("**NOPAT**"). For the 2007-2009 LTISP, the NOPAT hurdle will change to average annual growth in Earnings Per Share ("**EPS**"). EPS has been selected as it is considered to be a more appropriate key indicator of the financial success of the business, and achievement of the EPS target will have a positive impact on TSR;
- if one performance condition is satisfied, then the shares allocated for the other performance condition, if not satisfied, are automatically awarded at the threshold amount; and
- in prior plans Mr Davis was offered a Component C award that allowed for testing after 12 months. This Component C award will not be offered to Mr Davis for the 2007-2009 LTISP.

The two components in the 2007-2009 LTISP are subject to separate performance measures as follows:

Component	Shares Threshold	Maximum
A – Peer Group 1	38,750	51,300
Peer Group 2	38,750	51,300
B	77,500	102,600
Total	155,000	205,200

Component A

Component A of Mr Davis' participation in the LTISP is subject to measurement of the Company's TSR from 1 January 2007 to 31 December 2009. The TSR performance hurdle will be measured against two peer groups (which are identified in Appendix 1 to these Explanatory Notes). Half of the TSR performance will be measured against Peer Group 1 and half will be measured against Peer Group 2.

If the Company's TSR ranking for the 3 year period against Peer Group 1 meets or exceeds the 51st percentile, Mr Davis will be awarded 38,750 shares. As TSR performance exceeds the 51st percentile, the number of shares to be awarded will be scaled up to a maximum of 51,300 shares (or 132.4% of the threshold award) which will be awarded if the Company's TSR performance meets or exceeds the 75th percentile. The same tests will apply against Peer Group 2.

In summary:

TSR Percentile	Percentage of Threshold Awarded	Peer Group 1 (number of shares)	Peer Group 2 (number of shares)	Total TSR Shares Awarded	Incremental Award of shares for performance at or above 51st percentile (both Peer Groups)
51st percentile	100.0%	38,750	38,750	77,500	
55th percentile	115.9%	44,900	44,900	89,800	+12,300
60th percentile	122.5%	47,450	47,450	94,900	+17,400
65th percentile	125.8%	48,750	48,750	97,500	+20,000
70th percentile	129.0%	50,000	50,000	100,000	+22,500
75th percentile	132.4%	51,300	51,300	102,600	+25,100

(If the TSR percentile achieved is between two of the percentiles detailed above, then the equivalent pro-rata is applied to the applicable award of shares, on a straight line basis.)

If the TSR measure is not achieved against either one or both of the Peer Groups at the end of the 3 year period to the extent necessary to allocate the maximum allocation for the TSR measure or measures, then that part or parts of this Component A will be re-tested at the end of each subsequent quarter up to the end of year 4 (ie: one further year of testing up to 31 December 2010).

Component B

Component B of Mr Davis' participation in the LTISP is subject to measurement of the Company's average annual growth in EPS from 1 January 2007 to 31 December 2009. If average growth in EPS is less than 8.2% per annum, no shares will be awarded to Mr Davis. If average growth in EPS is 8.2% per annum, Mr Davis will be awarded 77,500 shares. To the extent that average growth in EPS exceeds 8.2% per annum (up to 16% per annum), then the shares awarded to Mr Davis will be scaled up to a maximum of 102,600 (or 132.4% of the threshold award). No re-testing applies to this component.

Annual Average Growth in EPS	Percentage of Threshold Awarded	Shares Awarded	Incremental Award of shares for performance at or above 8.2% growth
8.2% growth	100.0%	77,500	
9.0% growth	115.9%	89,800	+12,300
10.0% growth	122.5%	94,900	+17,400
15.0% growth	127.4%	98,750	+21,250
16.0% growth	132.4%	102,600	+25,100

(If the Annual Average Growth in EPS achieved is between two of the percentages detailed above, then the equivalent pro-rata is applied to the applicable award of shares, on a straight line basis.)

Summary

The approximate value of the 155,000 threshold number of shares using CCA's share price as at 31st December 2006 of $7.76 = $1.2 million. The LTISP component represents approximately 23% of Mr Davis' on-target remuneration package of $5.7 million.

All shares to which Mr Davis may become entitled as a result of his participation in the 2007-2009 LTISP will be allocated in respect of the 2007-2009 performance period by no later than 28 February 2011.

The shares will be acquired by the Trustee of the LTISP on behalf of Mr Davis either by purchase of shares at the prevailing market price or by subscription for new shares in the Company at no cost to Mr Davis.

Since the 2006 Annual General Meeting, 58,833 shares have been acquired on behalf of Mr Davis under the 2004-2006 LTISP and 25,000 shares have been acquired on behalf of Mr Davis under the 2006-2008 LTISP, being a total of 83,833 shares, at no cost to him.

The proposal by the Board to offer shares under the LTISP to Mr Davis has been recommended by the Compensation Committee following detailed reviews and advice from external remuneration consultants. The cost to the Company in relation to the acquisition of any shares by the Trustee on behalf of Mr Davis will be expensed in the financial statements over the vesting period in accordance with the relevant accounting standards.

Details of any shares issued to Executive Directors under the LTISP will be published in each annual report of the Company relating to the performance period in which the shares have been issued, together with a statement that approval for the issue of the shares was obtained under ASX Listing Rule 10.14.

No Director of the Company other than Mr Davis will be entitled to participate in the LTISP after the date of this meeting, until approval of their participation has been obtained from shareholders under ASX Listing Rule 10.14.

Voting Exclusions

The Company will disregard any votes cast on this resolution by:

- Mr Davis; and
- any associate of Mr Davis.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

DIRECTORS' RECOMMENDATION

The Directors, other than Mr Davis, recommend that shareholders vote in favour of this resolution. Mr Davis makes no recommendation in light of his personal interest in this resolution.

Appendix 1

2007-2009 LTISP

Company Name	Peer 1	Peer 2
ABB Grain Limited		Yes
ABC Learning Centres	Yes	
AGL Energy Limited	Yes	
Alinta Limited	Yes	
Altria Group Inc		Yes
Amcor Limited	Yes	
Ansell Limited	Yes	
Aristocrat Leisure Limited	Yes	
Australian Agricultural Company Limited		Yes
AWB Limited		Yes
Billabong International Limited	Yes	
BlueScope Steel Limited	Yes	
Boral Limited	Yes	
Brambles Industries Limited	Yes	
Caltex Australia	Yes	
Chiquita Brands South Pacific Limited		Yes
Coca-Cola Amatil Limited	Yes	Yes
Cochlear Limited	Yes	
Cockatoo Ridge Wines Limited		Yes
Coles Group Limited		Yes
Computershare Limited	Yes	
Constellation Brands, Inc		Yes
CSL Limited	Yes	
CSR Limited	Yes	
Downer EDI Limited	Yes	
Dyno Nobel	Yes	
Evans & Tate Limited		Yes
FFI Holdings Limited		Yes
Foster's Group Limited		Yes
Futuris Corporation Limited		Yes
Goodman Fielder Limited		Yes
GrainCorp Limited		Yes
Green's Foods Limited		Yes
Harvey Norman Holdings Limited	Yes	
James Hardie Industries CDI	Yes	
John Fairfax	Yes	
KH Foods Limited		Yes
Leighton Holdings Limited	Yes	
Lion Nathan Limited		Yes
Macquarie Airports	Yes	
Maryborough Sugar Factory Limited		Yes
Mayne Pharma Limited	Yes	
McGuigan Simeon Wines Limited		Yes
Metcash Limited		Yes
Namoi Cotton Co-operative Limited		Yes
On Q Group		Yes
OneSteel Limited	Yes	
Orica Limited	Yes	
PaperlinX Limited	Yes	
Publishing & Broadcasting Limited	Yes	
Qantas Airways Limited	Yes	
Queensland Cotton Holdings Limited		Yes
ResMed Inc	Yes	
Ridley Corporation Limited		Yes
Rinker Group Limited	Yes	
Select Harvests Limited		Yes
Sigma Pharmaceuticals Limited	Yes	
Sims Group Limited	Yes	
Sonic Healthcare Limited	Yes	
Symbion Health Limited	Yes	
Tabcorp Holdings Limited	Yes	
Tandou Limited		Yes
Tassal Group Limited		Yes
Tattersall's Limited	Yes	
Telecom Corporation of New Zealand Limited	Yes	
Telstra Corporation Limited	Yes	
Toll Holdings Limited	Yes	
Transurban Group	Yes	
Warrnambool Cheese & Butter Factory Company Holdings Limited		Yes
Wesfarmers Limited	Yes	
West Australian Newspapers Holdings Limited	Yes	
Woolworths Limited		Yes

Notice of Meeting
Coca-Cola Amatil Limited

COCA-COLA AMATIL

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397

Please return your Proxy forms to:
Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235 Australia
Telephone: Telephone: (02) 8280 7121
Facsimile: (02) 9287 0309
ASX Code: CCL
Website: www.linkmarketservices.com.au

APPOINTMENT OF PROXY

If you would like to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

You can also lodge your vote on-line at www.linkmarketservices.com.au

I/We being a member(s) of Coca-Cola Amatil Limited and entitled to attend and vote hereby appoint

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy ☐

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:00am on Tuesday, 8 May 2007, at the City Recital Hall, Angel Place, Sydney and at any adjournment of that meeting.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional form of proxy is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

B **To direct your proxy how to vote on any resolution please insert** ☒ **in the appropriate box below.**

	For	Against	Abstain*
Resolution 2 Adopt the Remuneration Report	☐	☐	☐
Resolution 3a Re-election of Ms J R Broadbent AO as a Director	☐	☐	☐
Resolution 3b Re-election of Mr G J Kelly as a Director	☐	☐	☐
Resolution 4 Participation by Mr T J Davis in the Long Term Incentive Share Plan	☐	☐	☐

END

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **SIGNATURE OF SECURITYHOLDERS – THIS MUST BE COMPLETED**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the *Corporations Act 2001* (Cwlth).

Link Market Services Limited advises that Chapter 2C of the *Corporations Act 2001* requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown on this form. Our privacy policy is available on our website (www.linkmarketservices.com.au).

CCL PRX741